29

05012965

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JD Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 02 2005

**NEW ADDRESS

FILE NO. 82- 4401 FISCAL YEAR 8-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/1/05

www.jdg.co.za

GRAPHICOR 33139

Contact details

JD Group Limited

JD House

27 Stiemens Street

Braamfontein, 2001

PO Box 4208, Johannesburg, 2000

Telephone +27 11 408 0408

Fax +27 11 408 0604

E-mail info@jdg.co.za

Website www.jdg.co.za

JD GROUP



JD GROUP

Benefiting

from the changing face of South Africa

JD GROUP **ANNUAL REPORT 2005**

JD GROUP


Barnetts
ELECTRIC
Russells

Contents

Our philosophy, vision and profile	2
A brief history – the JD timeline	4
Financial performance	6
Corporate objectives and opportunities	7
Brands and their operational areas	8
Directors and management	10
Group value added statement	13
Executive chairman's report	14
Review of operations	18
Review of corporate services	36
Social responsibility	48
Corporate governance	52
Ten year review	62
Directors' approval of the annual financial statements	66
Report of the independent auditors	67
Certificate by company secretary	67
Directors' report	68
Directors' remuneration	70
Definitions	78
Accounting policies	79
Group income statement	84
Group balance sheet	85
Group cash flow statement	86
Notes to the Group cash flow statement	87
Group statement of changes in equity	88
Notes to the Group annual financial statements	89
Segmental analysis	107
Share incentive trusts and salient features	112
JD Group Limited – Company financial statements	115
Subsidiaries	116
Analysis of shareholders	118
Notice to shareholders	119
Directorate and administration	121
Shareholders' diary	122
Form of proxy	123

Benefiting

from the changing face of South Africa

Our prosperity as a nation rests on the changing face of South Africa and understanding that, to succeed, we need to increase the size of the island of wealth by pushing back the sea of poverty. To succeed as a Group, we need to offer more people more opportunities in more affordable ways to step onto that island.



JD GROUP

Philosophy

Lead the industry by satisfying our customers' needs and our stakeholders' expectations through the delivery of consistent, acceptable profit growth, which will be achieved nationally and globally through:

- being innovative in everything we do;
- continuous and consistent development and optimisation of customer and supplier relationships based on sound levels of service, values, ethics and business principles;
- the ongoing development of our people;
- the continuous enhancement of management and leadership skills; and
- remaining conscious of our social responsibility.

abra sklepy meblowe

B. BRADLOWS You're the Difference

HI-FI CORPORATION The lowest prices on every product, everyday, guaranteed

Morkels Your Two year guarantee store



PROFILE

VISION

To be World Class in our fields of expertise

JD Group, a mass consumer financier, is South Africa's leading differentiated furniture retailer operating through eight chains in southern Africa and one in Poland. It is listed on the JSE Limited in the Cyclical Services: General Retailers – Hardlines Sector.

Each chain is positioned in the marketplace in a differentiated way with a specific focus on a market segment, own brand identity and store layout, merchandise range and market profile.

All eight southern African chains offer a wide range of value for money, differentiated quality furniture, appliances, home entertainment and consumer finance products supported by a high level of personal service.

Hi-Fi Corporation and Electric Express qualify as typical category specialists due to the focused product range they offer.

The JD Group covers the mass market through its eight southern African chains with a mass merchandise focus.

JD Group services the mass market through a total of 963 business units, including 41 business units in Poland, generating revenue of R9,9 billion and a gross annual cash inflow of some R9,6 billion from trading activities.

A brief history – the JD timeline

2005 2004 2003 2002 2001 1999 1996 1994 1993 1991 1988 1986 1983

1983

- Price 'n Pride established.

1986

- Joshua Doore acquired.
- Joshua Doore Ltd, trading as Price 'n Pride and Joshua Doore floated on the JSE.

1988

- Joshua Doore Ltd acquired Bradlows, Score Furnishers and World Furnishers.
- Changes its name to JD Group Ltd.
- World absorbed into the Price 'n Pride and Score Furnishers chains.

1991

- JD Sales (Pty) Ltd formed to acquire the instalment sales receivables book of JD Group Ltd and to carry out the credit operations of the Group.
- JD Group Ltd becomes a cash business, whilst simultaneously managing the credit business of JD Sales (Pty) Ltd.

1993

- JD Group acquired The Rusfurn Group Ltd.
- Becomes the largest retailer of furniture, household appliances and home entertainment products in Africa.

1994

- JD Group constituted solely as an investment holding company upon disposing of its trading operations in the Republic to its wholly owned subsidiary, JDG Trading (Pty) Ltd which also acquired the credit business of JD Sales (Pty) Ltd.
- JD Group International (Pty) Ltd operates the Group's foreign businesses.

1996

- JD Group, in partnership with Telkom, installed and commissioned satellite communication, known as V-Sat, to all outlets.

1999

- JD Group acquired a 90% stake in Abra, trading in Poland.
- Established an Enterprise Data Warehouse enabling it to convert vast customer and product data into meaningful management information.

2001

- Score Furnishers discontinued and Price 'n Pride relaunched to cater for a higher segment of the market.

2002

- JD Group selected the PeopleSoft centralised branch processing architecture.

:20
:05

2003

- JD Group acquired the businesses of Profurn Ltd by way of a scheme of arrangement.
- Established the JD Group Learning Academy and launched its Retail Leadership Development Programme.

2004

- JD Group embarked on an extensive programme to differentiate its brands in order to capture increased market share and at the same time to minimise competition between its own brands.
- Acquired a 27,5% equity stake in Blake & Associates, a leading debt collection solutions group.

2005

- JD Group announced the formation of Maravedi Group, a financial service alliance, together with Absa Bank and a black empowerment partner, Thebe Investment Corporation.
- Announces a firm intention to acquire the entire issued share capital of Connection Group Holdings, which trades as Incredible Connection and Photo Connection, by way of a scheme of arrangement subject to the necessary regulatory consents and the approval of the competition authorities.


FURNITURE SHOWROOM

Financial performance

Over 22 years, a pioneering spirit has fuelled the Group's growth, both organic and by acquisition. Today, JD Group is synonymous with innovation in retailing and financial services.

		31 August 2005	31 August* 2004
Revenue	Rm	**9 933**	9 056
Income attributable to shareholders	Rm	**1 215**	784
Total assets	Rm	**8 415**	7 739
Shareholders' equity	Rm	**4 754**	3 951
Gearing ratio	%	**–**	–
Operating margin	%	**17,7**	13,9
Headline earnings per share	cents	**704,7**	518,5
Cash equivalent dividends per share	cents	**352,0**	240,0
Net asset value per share	cents	**2 708,8**	2 297,0
Return on assets managed	%	**30,1**	24,1
Return on average shareholders' equity	%	**27,9**	21,4

Note: Definitions of the terms above are reflected on page 78.

** Prior year figures have been restated to reflect the change in the method of recognising operating lease costs.*

Revenue (R million)


2 479
2 726
2 896
3 016
3 429
3 788
4 083
5 966
9 056
9 933
96 97 98 99 00* 01 02 03 04 05

** Pro forma 12 months*

Headline earnings per share (cents)


119,1
137,7
185,7
243,0
293,7
353,2
226,5
340,5
518,5
704,7
96 97 98 99 00* 01 02 03 04 05

** Pro forma 12 months*

Net asset value per share (cents)


799,1
917,2
1 085,0
1 305,0
1 541,5
1 695,9
1 715,1
2 033,0
2 297,0
2 708,8
96 97 98 99 00* 01 02 03 04 05

** Pro forma 12 months*

Corporate objectives and opportunities

Operational excellence to protect shareholders' interests and compliance with legislative framework

Optimisation of capital and cash management
Good corporate governance
Optimised debtors management
Effective and efficient business intelligence

Customers and suppliers

Expanded, relevant and differentiated products and services
Profitable sales growth
Relevant and leading customer service
Optimised supplier relationships

Sustainable profitable growth through a national differentiated eight brand footprint, representing 922 business units and global representation in Poland with 41 business units

People

Leadership and people development

Social responsibility and environmental awareness

Social responsibility
Environmental awareness

1 Operational excellence to protect shareholders' interests and compliance with legislative framework

Optimisation of capital management

Source and secure sufficient capital for the Group in order to execute its business plan in a sustainable manner.

Good corporate governance

Adhere to good corporate governance principles and lead the way therein.

Optimised debtors management

Continuously review the Group's debtors management philosophy, policies, credit granting and collection processes and practices with the aim of ensuring continuous improvement.

Effective and efficient business intelligence

Develop and implement a user-friendly business intelligence application to the retail/financial environment which focuses on the strategic business drivers of the Group.

2 People

Leadership and people development

Create and establish a culture of continuous learning, leadership development and business performance optimisation, based on the Group's vision, philosophy and values.

3 Social responsibility and environmental awareness

Social responsibility

Meet our social responsibilities through providing a better life for the disadvantaged and less fortunate members of the communities in which we trade.

Environmental awareness

Manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

4 Customers and suppliers

Expanded, relevant and differentiated products and services in partnership with identified suppliers

Maximise the financial performance of the Group by utilising its infrastructure and those of identified strategic business partners to create opportunities and revenue streams.

Profitable sales growth

Maximise all profitable sales growth opportunities which fall within the Group's credit risk and financial strategies.

Relevant and leading customer service

Proactively achieve and practice World Class customer service across the Group, through the establishment of a culture and way of life, within which each internal and external customer is treated in a way that they believe they are our only customer.

Brands and their operational areas

Abra sklepy meblowe

Furniture retailer serving the mass market in Poland (equivalent to universal LSM 5 to 8)

Barnetts

Household merchandise and appliances retailer selling entry level and middle of the range products in predominantly rural areas (equivalent to universal LSM 3 to 6)

B. BRADLOWS
You're the Difference

Established national retailer selling quality branded furniture, appliances and home entertainment products to the aspirational upper mass middle market (equivalent to universal LSM 4 to 8)

ELECTRIC EXPRESS
WE'VE GOT THE POWER!

Specialist appliances and home entertainment retailer selling for cash and on terms at discount prices in dynamically displayed stores to the mass middle market (equivalent to universal LSM 5 to 6)

HI-FI CORPORATION
The lowest prices on every product, everyday, guaranteed!

Retails electronic goods and household appliances to the mid to upper end of the consumer market (equivalent to universal LSM 6 to 10)

Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS

The largest furniture and appliances discounter in southern Africa selling to the mass middle market (equivalent to universal LSM 4 to 6)

Morkels
Your Two year guarantee store

Offers branded appliances, home entertainment, computers and quality furniture on affordable terms (equivalent to universal LSM 4 to 8)

PRICE 'N PRIDE
"We'll Treat You Like Our Only Customer"

Furniture and appliances retailer serving the lower end of the mass middle market in the rural and urban communities (equivalent to universal LSM 4 to 6)

Russells
See how little style costs

Branded furniture and appliances retailer serving the middle to upper mass market in metropolitan and urban areas (equivalent to universal LSM 4 to 7)

	Gauteng	KwaZulu-Natal	Western Cape	Mpumalanga	Limpopo	Eastern Cape	North West	Free State	Northern Cape	Botswana	Lesotho	Namibia	Swaziland	Poland	Total
Abra														41	41
Barnetts	15	14		20	27	13	11	4	1						105
Bradlows	28	12		11	9	9	8	7	1				2		87
Electric Express	38	12	22	8	11	10	6	8	1						116
Hi-Fi Corporation	9	1	4	1		1		1		1		1			19
Joshua Doore	37	17	20	16	10	14	11	17	5						147
Morkels	36	15	15	10	9	9	9	7	2						112
Price 'n Pride	21	14	6	11	22	11	15	11	3		5				119
Russells	49	28	35	21	13	16	13	19	5						199
Other										18					18
Total	233	113	102	98	101	83	73	74	18	19	5	1	2	41	963

Executive directors

These five executive directors of the Group, together with Athol Beeforth, Vivian Horn, Arie Neven and Mark Richards are members of Sustein Management (Pty) Ltd, the Group's management company, which manages the affairs of the Group.


David Sussman (57)


Mias Strauss (53)


Jan Bezuidenhout (50)


Gerald Völkel (45)


Johan Kok (54)

Executive directors

David Sussman (57)
BCom
Executive chairman
Appointed 1 April 1986.
Appointed chairman in February 1989. 32 years' experience in furniture retail. Founded the Group in 1983.

Mias Strauss (53)
Chief executive officer
Appointed 1 December 1993.
Responsible for Group operations. 35 years' experience in furniture retail. Joined Russells in 1971 and appointed chief executive of that chain in 1989.

Jan Bezuidenhout (50)
BCom LLB
Director – Corporate services
Appointed 16 March 1994.
Responsible for Group strategic planning, investor liaison and corporate legal and statutory services. 13 years' experience in merchant and corporate banking and 12 years' experience in furniture retailing.

Gerald Völkel (45)
BAcc CA(SA)
Group financial director
Appointed 2 April 2001.
Joined the Group in November 1995. 15 years' experience in auditing and 10 years' experience in retail.

Johan Kok (54)
Chief operating officer
Appointed 1 March 2004.
Joined the Group in 1984.
Appointed chief operating officer in 1996. 34 years' experience in retail.

Executive management


Athol Beeforth (58)


Vivian Horn (54)


Arie Neven (46)


Mark Richards (47)


Fred Ginsberg (58)


Dr Henk Greeff (46)

Executive management

Athol Beeforth (58)
BCom CA(SA)
Chief executive operating units –
Electric Express and Hi-Fi Corporation
33 years' experience in furniture retail.

Vivian Horn (54)
Group executive – Sales
34 years' experience in furniture retail.

Arie Neven (46)
Chief executive operating units –
Barnetts, Bradlows, Joshua Doore, Morkels,
Price 'n Pride and Russells
25 years' experience in furniture retail.

Mark Richards (47)
CA(SA) ACA
Group executive – Corporate support services
19 years' experience in auditing and eight years' experience in furniture retail.

Fred Ginsberg (58)
Group merchandise executive
38 years' experience in retail.

Dr Henk Greeff (46)
MEd (Ed Management)
(cum laude) PhD
Group strategy executive
Eight years' experience in strategic management consulting and two years' experience in furniture retail.

Non-executive directors

Mervyn King SC (68)
BA LLB (cum laude) H Dip in Tax Law
Director of companies
Appointed 2 May 1995.
Chairman of the King Committee on Corporate Governance.
Chairman of the audit committee and member of the remuneration and nominations committees.

Dr Len Konar (51)
BCom CA(SA) MAS DCom
Director of companies
Appointed 19 July 1995.
Chairman of the risk management committee and member of the audit, remuneration and nominations committees.

Ivan S Levy (67)
Dip Law
Attorney and director of companies
Appointed 1 December 1994.
Chairman of the remuneration and nominations committees and chairman of the board of trustees of the Group's pension and provident funds.

Maureen Lock (56)
BCom CA(SA)
Corporate financier
Appointed 2 April 2001.

Martin Shaw (67)
CA(SA)
Director of companies
Appointed 1 June 2001.
Member of the audit, remuneration, nominations and risk management committees.


Mervyn King SC (68)


Dr Len Konar (51)


Ivan S Levy (67)


Maureen Lock (56)


Martin Shaw (67)

Group value added statement

	2005		2004*	
	Rm	%	Rm	%
Revenue	9 933		9 056	
Investment income	53		24	
Finance income	63		62	
Share of profit of associate	1		–	
	10 050		9 142	
Cost of merchandise, services and expenses	(6 714)		(6 379)	
Value added	3 336	100,0	2 763	100,0
Distributed as follows:				
Employees				
Salaries, commissions and other benefits	1 338	40,1	1 296	46,9
Government				
Taxation, assessment rates and regional services council levies	293	8,8	179	6,5
Providers of capital	824	24,7	622	22,5
Distribution to shareholders	619	18,6	415	15,0
Finance costs	205	6,1	207	7,5
Reinvestment in the Group	881	26,4	666	24,1
To provide for depreciation	91	2,7	94	3,4
To provide for deferred taxation	194	5,8	203	7,3
Reinvestment for expansion	596	17,9	369	13,4
	3 336	100,0	2 763	100,0
Statement of money exchanges with government				
Assessment rates and taxes	11		16	
Company taxes	263		148	
Employees' tax deducted from remuneration paid	167		164	
Net value added tax and general sales tax collected	9		69	
Regional services council levies	19		15	
	469		412	

Value added is the amount of wealth the Group has created by purchasing and selling its merchandise. The statement above shows how this wealth has been distributed. The calculation takes into account the amounts retained and invested in the Group for the replacement of assets and the development of operations.

** Prior s figures have been restated to reflect the change in the method of recognising operating lease costs.*

Executive chairman's report

- Revenue up by 10% to R9,9 billion
- Operating income up by 40% to R1,8 billion
- Headline earnings per share up by 36% to 704,7 cents
- Strong cash flow – no gearing

Operating environment

Much has been said about the buoyancy in the retail market. Growth in disposable income resulting from low interest rates and hardly any inflation have provided a very strong tailwind in consumer spending. This is reflected in company results across the board. The question is just how robust and for how long this tailwind will persist. Current trends suggest a drop off in velocity but if the momentum persists we would be more than satisfied. Trading post year end in our credit chains is ahead of expectations, while Hi-Fi Corporation, faced with price deflation of 9%, continues to match year on year sales. It is most gratifying to note the increased number of new customers being served by our chains.

There is nothing to suggest that the consumer is over extended. In fact, the performance of our receivables (as illustrated in the segmental analysis) shows the very opposite. Gross receivables have grown by R570 million, accounting largely for the increase in working capital. This growth in receivables is despite arrears falling below 9% and the unprecedented high collection rates. Bad debts written off were in line with budget.

It is all too often suggested that, given the quality of our receivables, we should consider taking on more risk by reducing our credit granting criteria. We remain committed to providing credit to the consumer in a responsible manner and this will remain the cornerstone to the way we do business.

Government's spend on infrastructure all the way through to the 2010 World Cup must bode well for the retailer. However we at JD are all too aware that nothing is forever and buoyant trading conditions will be followed by tougher times. It is with this awareness that we continue to seek improved ways of addressing the future, thus ensuring the continued prosperity of the Group.

JD is now three years into its strategy of differentiation between brands. This strategy is gaining momentum. The next few years will focus on our people's differentiation, where the culture of each chain becomes entrenched in the people employed by the respective brands. This Group has never been more focused and determined to unlock the potential of its people. It is only through the development of our people that we can hope to better serve our target market.

Much value is still to be unlocked as we continue to travel this journey of differentiation. The Group is committed to the renovation of at least 20% of its store base on an annual basis. This will require us to set aside in the region of R60 million per annum for the next four years.

Financial overview

Revenue increased by 10% to R9,9 billion (2004: R9,1 billion), with the sale of merchandise rising by 10% to R6,8 billion (2004: R6,1 billion). The increase in sales represents like on like growth of 12%. Sale of merchandise constituted 68% of total revenue (2004: 68%), with the balance being finance charges, financial and other services.

Southern African revenue contributed 98% of total revenue (2004: 97%). Abra's revenue increased by 9% in zloty terms.

Credit sales accounted for 51,1% of total merchandise sales (2004: 50,4%). The credit chains increased their sale of merchandise by 13,3%.

The Group's overall average product margin reduced slightly to 31,6% (2004: 32,3%) mainly due to lower margins achieved by Hi-Fi Corporation. Our credit chains increased their product margin by 0,1%. Stock markdowns of R40 million (2004: R49 million) were incurred as a result of product deflation. Retail prices of electrical goods declined by 7% on average due to the strength of the rand and a decline in US dollar prices. This impacted on Hi-Fi Corporation as well as the electrical goods component of our credit chains in southern Africa. Furniture inflation of 2,5% was experienced for the year under review and overall deflation was 4,1%.

Finance charges earned remained the same as last year at R1,454 billion in the declining interest rate environment.


HO

Financial services, which includes all the Group's insurance offerings, increased by 15% to R1,258 billion.

Operating expenses declined by 1% to R3,442 billion on the back of synergistic savings.

Operating income grew by 40% to R1,760 billion with the operating margin improving to 17,7% from 13,9%.

Headline earnings increased to R1,214 billion (2004: R865 million). Basic headline earnings per share rose by 36% to 704,7 cents (2004: 518,5 cents).

Net instalment sale receivables grew by 10,2% to R5,008 billion. Total provisions as a percentage of gross instalment sale receivables stand at 28,1% (2004: 28,9%). The Group continues to insure its South African instalment sale receivables.

Bad debts written off decreased from 10,4% to 6,4% of gross receivables. Arrears represented 8,6% of gross receivables, down from 12,5% the previous year. It is significant to note that the rand amount of arrears reduced from R798 million to R600 million year on year. The average length of the book has reduced to 13,5 months from 14,3 months in the previous year.

Inventories increased by 10,6% on the previous year, in line with the anticipated growth in the sale of merchandise.

The Group currently has no net gearing (2004: nil). Cash generated by trading increased to R1 870 billion (2004: R1 453 billion). Working capital cash requirements increased from R38 million to R544 million with the increase in the instalment sale receivables accounting for the bulk of this increase.

Operational overview

The Group now administers over 1,74 million current customer accounts. During the year, 90 stores were renovated, 13 stores closed and 24 new stores opened, bringing our total store base to 963. In addition, 25 stores were relocated. Included in store closures are the seven stores in Mozambique that were disposed of in February 2005.

IFRS 2 Share-based payment

The Group is required to adopt this accounting standard during the next financial year. At this time we have assessed the fair values of options granted to participating employees on of after 7 November 2002.

The income statement expense before taxation is as follows for the years ended 31 August: R3,5 million for 2003; R19,9 million for 2004; R31,2 million for 2005. On the assumption that there are no resignations or withdrawals during the next financial year, the expense before taxation is estimated at R32,5 million.

Legislative environment

The National Credit Bill was approved by Parliament on 13 October 2005. However, the regulations are still to be determined. There is no doubt that this new bill will require changes to our information technology software. While much has been said about the bill's intention to protect the consumer from over indebtedness, no responsible corporate providing credit has ever done so with the intention of overburdening the consumer. The bill seeks to eliminate this practice, which in itself should have no negative impact on business. Compliance with the new bill will most certainly add to our costs.

Connection Group

The acquisition of the Connection Group, announced just prior to the year end and subject to approval by the competition authorities, will give the Group access to this fast growing segment of the local retail market. The net cash consideration is estimated at R420 million and is included in capital expenditure authorised but not yet contracted.

Connection Group retails computer hardware, software and photographic equipment through 34 Incredible Connection and 27 Photo Connection stores. The Connection Group has the potential to double its store base and will assist the Group in expanding its product offering in the other chains.

Abra

Abra increased its store base to 41 during the year. The Polish economy is showing signs of recovery and I am delighted to report a marked improvement in business. There is every indication that the forthcoming financial year will provide us with the long awaited turnaround.

Maravedi

May 2005 saw the formation of a new financial services group, Maravedi, with the participation of Absa Bank and Thebe Investment Corporation. Maravedi will provide the mass market with improved access to financial products. This venture is still in the test phase with a roll out now having been expanded to 53 outlets.

Blake & Associates

The Group holds a 27,5% stake in Blake & Associates, a company with comprehensive debtors management capabilities. Blake & Associates has a 1 000 seat call centre near Durban using the latest technology and software developed for its own use. This scalable platform augments JD Group's direct marketing initiatives to both existing and new customer bases.

Corporate governance

JD Group complies with the Code of Corporate Practices and Conduct as set out in the King II Report on Corporate Governance and the JSE Limited's Listings Requirements.

Triple bottom line

The Group is committed to supporting HIV and AIDS interventions, sound labour relations, enhanced skills training and the development of our people to their full potential. Black economic empowerment in our South African communities remains an integral part of our strategy.

The Team

"Far better it is to dare mighty things, to win glorious triumphs, even though chequered by failure, than to take rank with those poor souls who neither enjoy much nor suffer much, because they live in the grey twilight that knows neither victory nor defeat."
Theodore Roosevelt

The JD Team will always be willing to dare mighty things.

Mias Strauss, our Chief executive officer, supported by the Chief operating officer, Johan Kok and his able team, enables me to feel confident that we are maximising the buoyancy of the environment in which we find ourselves. Gerald Völkel, the Group's financial director, together with his team, were able to finalise these results within 5 weeks of year end, despite having to work off three different IT platforms. Jan Bezuidenhout, through his interaction with the investor community, enables the investor public to make their investment decisions in the Group with confidence. Our success is underpinned by the Group's commitment to the development and training of all members of the JD Team. Our commitment to employment equity continues to enjoy top-of-mind awareness. While much has been achieved in this regard, our ultimate goal must be that all levels of management reflect the demographics of our population.

Social actions

Our Group has a deep-seated commitment to making a positive difference. All our community-driven projects are focused on education and training and the alleviation of poverty. Two of our most notable successes must be the Lerato Love Home, catering for in excess of 80 children in Alexandra who would otherwise be totally destitute. Our poverty alleviation programme in conjunction with the Israeli Government and Ikamva Labantu provides training and development of farmers using Israeli know-how and irrigation technology. This initiative is now gaining momentum and other corporates have adopted projects of their own. This is surely one of the best ways of making a difference and assisting government in its fight against poverty. The Group provides financial support to no less than 40 different initiatives.

Together we can push back the sea of poverty and help expand the island of wealth. This will enable us to live up to the high expectations we have created as a country.

Thanks

Our team has once again shown its ability to live up to the very high expectations of the investor community. While trading conditions have been in our favour, this past year has not been without its challenges. I am particularly grateful for the tenacity and commitment shown by line management and the ongoing determination of our people to set new standards of excellence.

Our strategic partners in the supply of product and services have certainly lived up to their commitments, without which we would not have achieved these results.

It is with humility that I once again have the opportunity to thank our non-executive directors for their accessibility and ongoing wise counsel and support.

Prospects

The ongoing challenge for South Africa is to sustain an increased growth rate. There is no doubt in my mind that the political will exists to help achieve the targeted growth rate. However, the ultimate long term stability of our democracy will stand or fall on the creation of jobs and the alleviation of poverty. Government's ability to spend the allocated funds for infrastructural development will influence job creation. I have every confidence that delivery will gain momentum as we get closer to 2010. There is cause for optimism and the next few years should provide an environment conducive to above average growth for the Group.

I David Sussman

I David Sussman
Executive chairman
3 November 2005

Review of operations

Abra | practical solutions for your home

Established in 1990 and acquired in December 2000, Abra operates 41 stores in major cities and towns in Poland, offering an extensive range of furniture products to the mass middle to lower market.

Mission

To become the preferred leading furniture retailer in central eastern Europe through the supply of consistent quality products and services to our customers, with the collective involvement and contribution of all our employees and business partners.

Review

Abra expanded its base by opening six new stores and closing one store on the expiry of the lease to end the year with 41 stores in 34 cities and towns. Given the enlarged staff complement, the opening process was deliberately slowed to enable the team to consolidate.

Polish consumers are still adjusting to the country's admission to the European Union in 2004, which saw price increases in certain sectors and more widespread use of discounted credit facilities against static disposable income levels. Abra responded to market conditions by successfully adapting its trading formula to capitalise on the potential to increase spending on furniture to levels more in line with its eastern European peers. The new trading formula (discounted credit) had a short term initial impact on income levels but a continuous incremental improvement in gross margin and average transaction value has since been observed, which will underpin future performance.

The concept of catalogue showrooms in smaller towns was successfully tested and will be rolled out through new stores or converting some existing stores.

The move to the new head office enabled Abra to relocate one of its biggest loss making stores and improve working conditions for staff.

Outlook

As a vital part of optimising its performance, Abra plans to close four underperforming stores by next year end. At least five new stores will be opened and two existing stores relocated to better positions in the new financial year to unlock the potential of the Polish furniture retail industry.

Abra's progress in unfavourable economic conditions has been commendable, albeit slower than expected, and the chain is expected to break even in the new financial year.



Piotr Krzanowski (51)
Chief executive – 15*

Executive management

Piotr Lisowski (37)
MSC
Marketing and merchandise – 12*

Aneta Filik (35)
M (Psychology)
Human resources – 10*

Robert Bodzenta (45)
M (Economics)
Logistics – 11*

** years' experience in furniture retail*

abra
sklepy meblowe




abra
sklepy meblowe
WERSALKI
SYPIALNIE
ŁÓŻKA
SOFY

Barnetts | service and value you can trust

Established in 1896 and acquired in 2003, this dynamic 109 year old business is active in the lower end of the mass middle market and retails entry level to middle of the range household merchandise through 105 stores in all provinces, except Western Cape.

Mission

To establish Barnetts as the leading furniture retailer in its market segment.

Review

Following the rationalisation, consolidation and strategic repositioning of the chain in the prior year, Barnetts recorded an exceptional all round performance during the review period. Like on like, top line sales grew ahead of the industry norm and margins improved significantly. To enhance Barnetts' competitive positioning, aggressive and creative marketing concepts were launched, supported by product development and the introduction of new merchandise ranges.

Costs were again well controlled with further improvements in operating efficiencies, reflecting the benefits of a business performance improvement model. Following the introduction of a new electronic scoring process and effective collection methods, arrears in the debtors' book were reduced to new lows and instalment collections now considerably exceed the sector average. This has improved the risk profile of the debtors' book and the cost efficiency of the collection process. The finalisation of the closed ledger component resulted in 17 collection offices being closed and staff redeployed.

Meaningful progress has been made on information technology development which focuses on stock planning and procurement processes to support the logistical requirements of the chain.

The new brand identity and proposition, with increased participation by employees and higher awareness among customers, is underpinned by operating initiatives to deliver exceptional service and consistently add value for customers. Barnetts rolled out 12 new image stores during the year and another 25 stores are planned for FY2006.

Outlook

Business processes are well supported by a culture of ownership and achievement at all levels and underpinned by responsible business practices, differentiated products and service and continuous development and empowerment of employees. Barnetts is well positioned for the new financial period, in which the focus will remain on people development and optimising business opportunities in the market.



Toy de Klerk (45)
Chief executive – 25*

Executive management

Piet Trichardt (47)
Operations – 18*

Burnett van Breda (48)
Debtors – 28*

Virna Smith (39)
Marketing – 16*

Scott Allan (36)
Merchandise – 15*

Donny McCulloch (51)
Human resources – 31*

** years' experience in furniture retail*




Barnetts
Barnetts
Barnetts

Bradlows | you're the difference

Established in 1903 and acquired in 1988, Bradlows has entrenched its appeal in the aspirational homemakers' market, offering branded appliances, home entertainment products and superior quality furniture on affordable terms.

Mission

To provide quality products and services at competitive prices, thereby exceeding customer expectations.

Review

Bradlows operates 87 stores in major centres in South Africa and Swaziland. Eighteen stores trading as Supreme in Botswana are also managed by the Bradlows executive team.

Bradlows has enhanced its appeal to its market segment by changing the in-store layout, brand logo and overall appearance through a number of store renovations. As a result, sales have grown significantly at improved gross margins, resulting in substantial growth in profitability. Bradlows is still the most sought after furniture retailer in the aspirational market as proven in regular market research.

The debtors' book remains healthy with reduced arrears and provision for bad debt over the previous year. This resulted in improved instalment collection rates.

Outlook

The store-modernising process will continue during the new year. The focus will remain on sales, profit growth and customer service without compromising the condition of the debtors' book. Staff training will be focused on the differentiation strategy which supports the Bradlows promise "You're the Difference" and will be embedded in the Bradlows culture.



Mike Roberts (50)
Chief executive – 23*

Executive management

Corrie Neven (50)
Operations – 22*

Willie van Zyl (42)
Debtors – 21*

Mike Shimmon (40)
Marketing – 9*

Conrad Kleingeld (38)
Merchandise – 12*

Robin van der Merwe (51)
IPM Dip
Human resources – 16*

Hennie Spies (54)
Logistics – 31*

** years' experience in furniture retail*

You're the Difference




B
B BRADLOW
SANTRONICS

Electric Express | we've got the power to beat any price on credit

Established in 1958 and acquired in 1993, Electric Express specialises in household electrical appliances and home entertainment products through 116 stores which offer professional expertise, exceptional customer service and the best discount prices for cash or on easy terms.



Bill Chalmers (54)
Chief executive – 15*

Executive management

Leoni Field (41)
Operations – 19*

Herbie Lindhorst (44)
Debtors – 21*

Greg Smart (35)
Marketing – 10*

Craig Robertson (41)
Merchandise – 17*

Millicent Nortjé (49)
BA(Hons), MBA
Human resources – 30*

Gideon Gouws (40)
Logistics – 13*

** years' experience in furniture retail*

Mission

We will achieve our vision by having highly skilled and motivated employees who offer extraordinary service to our customers on a broad range of quality products at the most competitive prices in exciting, conveniently situated stores.

Review

The unique low cost trading formula of Electric Express offers mass middle market customers domestic electrical and entertainment products at discounted prices on credit. This has ensured that Electric Express remains the market leader in its sphere of operation. Sustained rand strength has continued to fuel price deflation countered by a significant increase in unit sales at improved gross margins.

Excellent debtors' management has kept the percentage of arrear instalments among the lowest in the industry.

Outlook

The differentiated store roll out and new people differentiation strategy are providing an exceptional shopping experience for customers and enhancing the Electric Express brand. Aggressive promotional activity and merchandising will underpin continued growth in return on assets.




ELECTRIC EXPRESS
WE'VE GOT THE POWER!
ELECTRIC EXPRESS
CASHIER

Hi-Fi Corporation | the lowest prices, on every product, everyday, guaranteed

Hi-Fi Corporation, founded in 1993 and acquired in 2003, is the largest audio and visual warehouse in the southern hemisphere, retailing electronic goods including office equipment and household appliances to the mid and upper end of the consumer market through 17 stores in South Africa and one each in Namibia and Botswana.

Mission

Lowest prices, on every product, everyday, guaranteed.

Review

Hi-Fi Corporation has maintained its status as "category specialists" and leader by aggressively dominating its product market. Strong growth in unit sales for the period countered price deflation caused by rand strength and the ongoing reduction in prices for imported goods.

Continued excellent cost controls, together with sales and gross margin performance, delivered another year of good trading margin and return on assets.

Outlook

Capitalising on the relatively narrow trading footprint of Hi-Fi Corporation and its superior return on assets, an expansion and business review programme is under way to ensure a smooth transition to the chain's next life cycle and prudently maximise its market penetration.



Diane Bowran (39)
Chief executive – 13*

Executive management

Matthew van der Walt (33)
Trading and operations – 9*

Neil McLean (49)
Marketing – 32*

Ryan Grill (36)
Sales and merchandise – 9*

Alec Goodman (50)
Merchandise and planning – 29*

Debra Teles (39)
IPM Dip, HDip Ed
Human resources – 16*

Charl du Plessis (39)
B Juris
Administration – 13*

** years' experience in furniture retail*

HI-FI CORPORATION
The lowest prices, on every product, everyday, guaranteed.


SONY


HI-FI CORPORATION
LEATHER
FOR LESS!
SAVE THOUSA
ON TOP Q
LEATHER
WE RESERVE THE RIGHT TO SEARCH ANYONE LEAVING THESE PREMISES
ENTRANCE
HI-FI
CORP
THE LOWEST
ON EVERY P
EVERY DAY, G

Joshua Doore | your uncle offers a discounted range on credit

Established in 1973 and acquired in 1986, Joshua Doore is the largest discounter of furniture, appliances and home entertainment products in South Africa with 147 stores.

Mission

To offer a wide range of furniture, household appliances and entertainment products geared by a World Class business philosophy that drives innovative business and extraordinary levels of service to internal and external stakeholders.

Review

For the fourth consecutive year, Joshua Doore recorded good results with sales growth of 14,4%, adjusted to exclude the Namibian operation which was closed in the previous financial year.

Prominence in the marketplace was ensured by aggressive and successful marketing campaigns, mainly driven through catalogue distribution and electronic advertising, focused on guaranteeing the lowest prices on selected products.

Despite operating in a highly competitive sector, margins showed a reasonable improvement on the previous year, reflecting innovative sourcing of value added local and imported products.

The excellent debtors' book performance was underpinned by strong instalment collection rates and a marked reduction in arrears. Cash sale and deposit levels remained high throughout the year.

Joshua Doore's culture of operational excellence rests on a clear understanding of the interrelationships between marketing, merchandise, human resources, debtors and logistics. By optimising employee potential through training and development, the chain has created a unique and differentiated customer experience. Given its goal to promote internally, the chain runs numerous bridging development programmes which are creating a significant succession pool.

Outlook

All key drivers that contributed to making 2005 a very successful year are still firmly in place. Market conditions are expected to remain buoyant. Coupled with the introduction of new and exciting products, FY2006 should be an excellent trading year in which the return on gross assets is expected to be significantly better.



James Gibson (54)
Chief executive – 33*

Executive management

Fanie Venter (41)
Operations – 20*

Johan Delport (56)
Debtors – 36*

André Barnard (43)
Marketing – 21*

Christo Viljoen (46)
Merchandise – 26*

Brian Biccard (55)
Human resources – 31*

Andrew Ross (39)
Logistics – 14*

** years' experience in furniture retail*

Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS




Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS
Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS
Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS
YOUR UNCLE'S
FREE
REE

Morkels | your two year guarantee store

Established in 1937 and acquired in 2003, Morkels operates 112 stores in major cities and towns in South Africa. Morkels appeals to aspirational customers, offering branded appliances, home entertainment, computers and quality furniture on affordable terms.



Jannie Els (56)
Chief executive – 37*

Executive management

Colin Bresler (42)
Operations – 6*

Dolf van der Merwe (48)
Debtors – 26*

Peter De Backer (40)
Marketing – 20*

Rowland Jonck (45)
Merchandise and logistics – 23*

Sue Lewis (44)
IPM Dip, Adv Dip (Labour Law)
Human resources – 17*

** years' experience in furniture retail*

Mission

Morkels offers a unique company backed two year guarantee on quality, affordable merchandise provided by dedicated, professional people at exceptional service levels.

Review

During the year, Morkels optimised its reputation in the marketplace for quality merchandise offered to its target market at affordable prices. Aggressive marketing of these competitive and affordable prices, backed by its unique two year guarantee, resulted in Morkels again increasing market share. Top line sales rose by 17,6% like on like.

The debtors' book continued to perform above expectations. The introduction of an online automated credit scoring system and a structured follow up approach resulted in improved collections and lower bad debts and arrears.

Outlook

With the growth in the mass middle market, Morkels is well placed to capture market share in its defined market segment. Ongoing training and people differentiation will ensure that operating efficiencies translate into bottom line profits for all stakeholders.

Morkels | Your Two year guarantee store




Morkels
Your Two year guarantee store

Price 'n Pride | we'll treat you like our only customer

Established in 1983 as the founding chain in the Group and repositioned in 2001 to cater for a more aspirational market. Price 'n Pride operates out of 119 stores in urban and rural communities throughout South Africa and Lesotho, offering excellent service and affordable products to its customers.



Len Rundle (50)
BTech
Chief executive – 26*

Executive management

Ian McKay (39)
Operations – 17*

Pieter Labuschagne (59)
Debtors – 29*

George Annandale (41)
Marketing – 6*

John Kirsten (52)
Merchandise – 30*

Molefi Makhetha (41)
BA Hons (Psy)
Human resources – 10*

** years' experience in furniture retail*

Mission

To improve our customers' lifestyle by providing an affordable range of quality products and services in a caring, respectful and honest environment, at exemplary levels of customer service by competent and proud employees.

Review

Price 'n Pride continued its strong growth, further building on its new positioning during the year. Top line sales grew 17,0%, and debtors and payments received continued to improve, reflecting the appeal of this brand in the marketplace. The focus remains on operational excellence and business performance improvement, particularly employee productivity, which has paid dividends.

Outlook

Price 'n Pride will continue to grow ahead of the market and will further improve all key indicators in the debtors' book. Organic growth is also envisaged to make Price 'n Pride a force to be reckoned with.

PRICE 'N PRIDE
"We'll Treat You Like Our Only Customer"




PRICE 'N PRIDE
'N PRIDE
FREE
PRIC
'N
PRI

Russells | see how little style costs

Established in 1943 and acquired in 1993, Russells operates 199 stores in major cities and towns in South Africa. Customers enjoy affordable terms on quality furniture, branded appliances and home entertainment products.



Wietske van der Westhuizen (52)
Chief executive – 26*

Executive management

Pat Kimmince (40)
Operations – 21*

Ronnie Mostert (52)
Operations – 31*

Tokkie Combrink (63)
Debtors – 38*

Wikus Labuschagne (46)
Debtors – 26*

Kobus Minnaar (52)
Marketing – 18*

Pieter Schoeman (49)
Merchandise – 24*

Barry Dell (50)
Human resources – 11*

Rens van Rensburg (55)
Logistics – 23*

** years' experience in furniture retail*

Russells
See how little style costs


Russells

Mission

Differentiate ourselves from our competitors by offering an innovative range of furniture products, appliances and financial services through competent employees, thereby exceeding the expectations of our target market.

Review

With its 200th store opening after the year end, Russells is the largest contributor to the Group's profit performance. Having spearheaded the differentiation drive, Russells has converted 36 stores to the new look, with improved customer facilities and service. Results from these stores underscore consumer acceptance of the transformation and contributed to top line sales growth of 18,9%.

The business improvement programme initiated in the prior year has yielded excellent results, with over two thirds of the store base delivering exceptional returns on assets and a sharp reduction in the number of underperforming stores.

Management development through various programmes continues to provide a steady flow of trained talent for succession.

Outlook

Russells is well positioned to continue capitalising on buoyant market conditions and increasing market share in the new year. In line with the differentiation and business improvement strategies, focused training and the roll out of the store revamp programme will be complemented by improved margins, reduced expenses and continuous improvement of the debtors' book.


Russells
see how little style costs
Russells
See how little style costs
DON'T MAKE A MISTAKE!
BUY FROM RUSSELLS!
LOW PRICE!
NOW ONLY
DON'T MAKE A MISTAKE!
BUY FROM RUSSELLS!
LOW PRICE!
NOW ONLY
Russells
See how little style costs
Russells

Maravedi Group

In May 2005, we announced the formation of a new financial services group with partners Absa Bank and Thebe Investment Corporation to provide mass market consumers with better access to personal loans and related financial products on more favourable terms than those currently available in the market. During the project's first phase, products, systems and procedures were tested in 12 Group stores in South Africa's northern provinces, with positive feedback from customers.

Branded as Maravedi (the name of an ancient Spanish currency), the joint venture is now extending its offering through a further 41 Group stores as part of a deliberately prudent approach to expanding its geographic footprint. Maravedi products are currently available in four JD chains – Bradlows, Joshua Doore, Price 'n Pride and Russells.

The aim is to have representation in about 500 JD Group stores nationwide, offering personal loans and an increasing variety of other financial products and services to consumers in the mass middle market.

Maravedi has two wholly owned subsidiaries, Maravedi Financial Solutions and Maravedi Credit Solutions. The first offers a wide range of commercial financial products and services to the mass middle market, initially through JD Group stores. The second is the new name of a successful debt collection and debtor management company, built over the past three years, with the capability to expand its customer base beyond Absa Bank and JD Group.

Thebe Investment Corporation, an established empowerment company in South Africa, holds 10% in Maravedi with an option to increase its stake to 25% over the next five years.



Lindsay Mentor (45)
IPM Dip CPIR
Group executive
*Business development projects – 17**

** years' experience in retail*

Blake & Associates

Blake & Associates ("Blakes") specialises in contact management across different business areas, including debt management and sales. Their focus is delivering the best return for their clients both internationally and here in South Africa. Not only are they involved in their clients' customer relationship management ("CRM") process, but more importantly Blakes have become an integral part of their clients' customer value management strategy, positively impacting their bottom line.

Blakes is a state of the art contact and call centre, managed by a dedicated and highly skilled team, providing a technology and solutions driven outsource platform. This platform has provided their global client base the opportunity to launch highly successful and exciting sales promotions, marketing campaigns and surveys.

Chairman and founder Howard Blake describes his winning formula as "The best technology available, complemented by best business practice, delivered by a highly experienced team, giving our clients service and results that continually outperform the competition. We are passionate about the quality of the brand experience at Blakes and I invite you to experience it too!"

Credit and administration

Ensuring that Group credit management strategies, policies and procedures are conceptually sound and observed in all operations.

Review

The Group's credit application and scoring systems were further enhanced with the introduction of behavioural scoring for existing customers. This integrated solution, which is recognised as leading technology in the industry, combined with the categorisation of credit risk at individual account level, ensured a better than industry performance in the consumer credit sector.

During the year, the Group's new automated debtors' collection system was implemented, in conjunction with the new PeopleSoft operating system, in the first pilot sites. This system will enhance the efficiency of credit follow up in the credit chains, with its additional intelligence ensuring accelerated action on high risk customers.

The emphasis on quality customer acquisition, identification and categorisation of credit risk and fine focus on debtor delinquency has again reaped gratifying rewards and led to a significant improvement in the overall quality of the Group's debtors' books. This emphasis and focus will continue to be a way of life at JD Group.

Outlook

The introduction of the National Credit Bill will fundamentally change some business processes in the Group. A working committee has been established to ensure compliance with this legislation and to identify possible opportunities. The Group actively participated with the Department of Trade and Industry in drafting and debating the principles of this legislation. Although some sections could be considered onerous, we fully support the overall objective of the new credit legislation.

Given the size of the Group's customer base, our quest for better control through automation and World Class technology and methodologies is ongoing. Together with unwavering management focus, we will ensure that customer service is enhanced, collections maximised and bad debts minimised, to capitalise on opportunities to broaden our reach in the consumer credit marketplace.



Philip Kruger (43)
BCom (Acc)
Group executive
Credit and administration – 15*

Executive management

Herman Bakkes (45)
BCom (Acc) MBA
Debtors – 21*

** years' experience in furniture retail*

Finance

Responsible for the financial accounting and reporting for the Group.

Review

The review period was characterised by a number of initiatives. The initial roll out of the PeopleSoft system required continuous testing and monitoring throughout the year for both the JD chains and Maravedi Group. This has left the department well placed for the remainder of the planned roll out and future Absa/Thebe alliance operations.

A full business process value chain analysis of the department was conducted. Certain roles, responsibilities and functions were reorganised, resulting in a more streamlined and effective department.

An electronic funds transfer process for payments within South Africa was implemented for creditors and interim salaries during the year and are now fully operational. The Maravedi and Hi-Finance funds transfer processes were also automated.

Current developments in International Financial Reporting Standards (IFRS) were considered and preparations are being made to comply with the revised framework in the new year.

Staff training continued throughout the year. Training included both internal and external courses and was conducted at all levels within the department.

Outlook

The new year will primarily be focused on the PeopleSoft roll out and integration of acquisitions into the Group financial reporting system, together with the application of IFRS to all entities. In addition, the increased level of regulatory administrative compliance will require further attention and dedicated staff.

The department continues to enhance systems and processes and is seeking to further integrate with external service providers such as banks and any revised systems resulting from business improvement projects.





Leslie van Doesburgh (49)
BCompt
Group executive
Chain finance – 29*

Ian Thompson (37)
BCom BAcc CA(SA)
Group executive
Head office finance and treasury – 14*

Executive management

Johan Breytenbach (40)
BCom
Finance – 17*

Roelof Cornelissen (34)
BCom (Hons) CA(SA)
Finance – 12*

Lucia Hefer (41)
BCom (Hons)
Finance – 20*

Sanette Oberholzer (48)
BCom
Finance – 28*

Susan Olivier (48)
Finance – 31*

Tracey Rood (37)
BCom BAcc
Finance – 15*

Elmien Rossouw (42)
BCom (Hons)
Finance – 9*

** years' experience in finance/banking/auditing*

Managing the procurement, maintenance, administration, insurance and disposal of a fleet of over 2 460 vehicles.



Clive Dicks (60)
Fleet management executive – 42*

** years' experience in retail/financial services/consulting/transport*

Review

As a service department, we concentrate on meeting the needs of customers and clients and proactively manage the Group's fleet operating cost. This includes managing and strengthening relationships with suppliers.

Outlook

In the new financial year, the focus will be on creating the ability to remotely manage the fleet of vehicles countrywide, ensuring that productivity, vehicle downtime and vehicle utilisation are all optimally controlled, whilst maintaining customer service at levels above those of competitors.

Human resources

The department contributes to the optimisation of people potential, to enhance the capability of the successful execution of business strategies, by providing best practice human resources services and solutions and further supports the generic functions of remuneration administration, employee benefits, employee relations, training and development and change facilitation.

Review

The department's functional reporting line has been changed from reporting into the chief operating officer of the Group to that of the group strategy executive, thereby seeking closer alignment with the strategic initiatives of the Group and the enabling element of people.

An initiative focusing on HR differentiation underpins the overall HR offering, role positioning and re-designed competence requirements of HR practitioners. Continued focus was given during the year to enhance the effectiveness and efficiencies of the human resources business process value chain. This culminated in a Group re-design of the HR value chain to ensure alignment and better service delivery in terms of the differentiation strategies of the respective chains.

The Group further embarked on a people differentiation initiative focusing on the translation of the value propositions, brand promises and brand essence drivers in a multi-branded environment into a set of behavioural outcomes, thereby creating for the consumer experiential engagement at the different touch points of the respective brand value chains.

The department remains an active participant in influencing wholesale and retail sector thinking and is continuing to participate in learnerships and skills programmes for people with disabilities. In terms of structured leadership development the first Advanced Management Development Programme, in partnership with the University of South Africa's Centre for Business Management, was successfully completed and contributed towards the creation of a collective leadership capability in the Group.

At a time when the labour market is clearly showing signs of volatility, the Group is in the final year of a two year wages agreement and continues to believe that sound relationships with organised labour is built through mutual commitment and professional and constructive dialogue.

Outlook

The people differentiation initiative will be the singularly most important change activity in the Group resulting in a repositioned culture, supplementing an unequalled shopping experience for all consumers.



Rénier Krige (38)
BCom (Unisa) SMP (Stell) (cum laude)
Group executive
Human resources – 16*

Executive management

Christine Grobler (38)
BA(Hons) M(Phil) Labour Law and Employment Relations
Employee relations executive – 20*

Ronald Ramabulana (40)
MA (Psychology)
Training and development executive – 15*

** years' experience in human resources*

The launch of an integrated and holistic human resources management system is eminent with the conquering of a number of technological challenges. A collective focus on meeting and exceeding the Group's employment equity plan further supported by quality talent management and skills transfer remains top of mind.

Internal and forensic audit

Internal and forensic audit provides assistance and audits across all chains through a direct audit services division (45 staff), a centralised audit function (8 staff) and a forensic audit division (12 staff). Auditors have an appropriate balance of operational and audit experience. This division is also responsible for security operations, Group contracts and Group policies and procedures.

Review

Over 1 500 audits were conducted during the year at Group operations, locally and abroad. The Group's internal audit function is at the forefront of its field, reflecting multi-skilled expertise and the continual enhancement of appropriate audit processes for the Group across the various operating systems.

Centralised auditing techniques continue to be enhanced through effective audit interrogation applications.

The forensic audit function managed over 3 600 incidents, varying from minor to more serious incidents. The crime call centre managed by this department again produced valuable information and is realising significant cost savings for the Group.

Safety and security functions are incorporated in this department, under a dedicated committee, and have improved cost efficiencies. Various initiatives are adding value and reducing costs, using economies of scale where possible.

Outlook

Internal and forensic audit will continue conducting relevant value for money audits and investigations to evaluate the operational efficiency and effectiveness of all functions in the organisation.

Centralised auditing techniques will be further developed, capitalising on the central database in PeopleSoft.

The quality assurance review will be finalised in the new financial year to ensure the department is operating effectively and efficiently, in line with the standards of the Institute for Internal Auditors.



Pieter Pienaar (36)
BCom
Group executive
Audit – 14*

** years' experience in retail/auditing*

IT and communications

Supporting the operational and management information system needs of the Group through rigorous application of formal information architecture, software quality assurance and continuous improvement in information system operation.



Ian Child (47)
BCom (Hons) BAcc CA(SA)
Group executive
IT and communications – 20*

Executive management

John Andrews (56)
Information systems – 26*

Joey Kok (56)
Systems development - 13*

Avril Samuels (45)
Systems development - 16*

Leon Steenkamp (46)
Systems operations – 23*

Nico Potgieter (49)
Branch operations - 24*

* *years' experience in furniture retail/IT/finance*

Review

Following the integration of the former Profurn chains in previous years, the new PeopleSoft system has been rolled out to some 50 locations by September 2005. Another 40 stores are planned for October.

The data centre was completed in February 2005, including a robust disaster recovery site. In line with this initiative, the implementation of the Microsoft Operations framework is proceeding as planned, resulting in more stable and reliable systems.

Over and above the roll out of PeopleSoft, a sophisticated radio frequency barcode warehouse location system has been implemented at Hi-Fi Corporation. This should enable the streamlining of the supply chain within Hi-Fi Corporation. This implementation is supported by the installation of a requirements planning system and data warehouse.

Outlook

The roll out of the PeopleSoft system will continue in the new financial year. The first phase of this roll out is expected to be complete before the 2006 financial year end.

A unified data warehouse, which will incorporate the former Profurn chains, will be completed by February 2006.

On the Hi-Fi Corporation front, supply chain re-engineering and the implementation of distribution centres will be bedded down in the first half of the new year. The focus will then shift to customer service and in store logistics.

Marketing

Corporate marketing is tasked to challenge and initiate marketing activity in an innovative and cost efficient manner, using reliable resources that translate into effective delivery into the chains and ultimately provide income for the Group.



Irene Pilavachi (48)
BA (Lang) H Dip Mktg
Corporate marketing executive – 16*

** years' experience in retail*

Review

Monthly direct marketing programmes continued successfully for all credit chains throughout the year, with a new emphasis on joint marketing ventures with suitable partners. Effective data management has continually supported the development of new opportunities.

Corporate marketing's Club division achieved its objectives for retention, conversion and acquisition of Club customers for each chain, exceeding revenue expectations for the year. The Club will continue in its quest to add tangible value and build long term member loyalty.

The corporate publicity unit focused on existing projects and several new initiatives. This portfolio has been expanded to include programmes which benefit all chains and require a single point of co-ordination.

Outlook

In line with the strategy of chain differentiation, a below-the-line style guide is planned for all direct marketing campaigns in the new financial year. Building better relationships with customers and creating enticing offers within the realm of good business is a key objective for the team. This customer focus will enable the Group to serve its target markets more efficiently and interpret change in the South African consumer's lifestyle, by adding value to the shopping experience and maintaining the Group's market leadership.

Merchandise

Co-ordinates the merchandising functions in the Group, capitalising on strong relationships with local and global suppliers to meet changing customer needs.



Fred Ginsberg (58)
Group executive
Merchandise – 38*

** years' experience in furniture retail*

Review

The merchandise division supported the Group's exceptional growth in the review period through innovative merchandise products and strategies. By constantly challenging and re-evaluating our processes and our product offering to our consumer, we are creating the forum for change. Close involvement and strong relationships with our suppliers locally and abroad ensure that the Group remains at the forefront of ever changing retail trends and consumer needs. These relationships, together with our differentiation strategy, innovative products and focus on merchandise strategies, ensure that the chains remain market leaders in their segments.

Outlook

Group merchandise will continue to support the chains with initiatives designed to increase market share, consistently challenging merchandise initiatives in an innovative and cost effective manner and offering strategic and creative input. New technology and ways of operating, combined with innovative and aggressive product offerings, will support the Group's market leadership and ensure customer focus in everything we do. In meeting the challenge of continued sales growth, the Group must continue to focus on optimising unit sales and selling prices, ultimately maximising gross margin. This requires a proactive approach to identifying and developing opportunities to ensure the chains remain customer focused and close to changing consumer needs, continuously seeking exclusive and innovative merchandise to remain the market leaders.

Property

Responsible for the Group's property negotiations, project and shopfitting, lease administration and related legal aspects.



Mark Richards (47)
CA(SA) ACA
Acting – group executive property services
19 years' experience in auditing and eight years' experience in furniture retail.

Executive management

Etienne du Plessis (55)
Bluris LLB
Legal and administration – 30*

Ivan Nefdt (42)
Property – 17*

Nico Celliers (48)
BSc (Hons) Prod Eng
Group contracts – 20*

** years' experience in furniture retail/property/projects*

Review

The differentiation programme for the eight southern Africa chains initiated in the previous reporting period was refined and finalised in the current financial year. A substantial renovation programme to align the chains' differentiated look is under way and 98 stores have been renovated according to the new brand format.

The property services department negotiated 473 leases during the year, of which 368 were renewals. The team successfully managed 27 relocations and opened 18 new stores. A total of 1 326 leases are administered by this department, which includes management of the Group rent roll.

The strong relationships with landlords and excellent negotiation skills of the team have contained the overall increase in rent payable by the Group to half the current inflation rate.

The purchase of an additional building in Braamfontein to consolidate chain executive management has been finalised and an extensive renovation of this building is under way. Another major project during this year was the consolidation of the Gauteng central distribution centres.

Outlook

The balance of the stores will be renovated over the next four years. This is a substantial Group task, which will uniquely position our brands in the marketplace. Some R46 million was spent on the renovation programme during 2005, and up to R56 million is projected for 2006.

The department continues to strive to build strong relationships with all our partners, landlords, service providers, contractors and customers.

Secretarial

Responsible for the statutory corporate secretarial functions of the Group.



Melvyn Jaye (60)
CA(SA)
Company secretary – 42*

Executive management

Sharon Simpson (39)
Assistant company secretary – 20*

* *years' experience in auditing/company secretarial practice/financial services*

Review

The year under review continued to be dominated by the ongoing compliance responsibilities imposed on the department by the Financial Intelligence Centre Act and Financial Advisory and Intermediary Services Act. All the chains trading in South Africa have been licensed as Financial Service Providers.

The number of South African companies administered by the secretarial department was reduced to 40 following the disposal of three dormant subsidiaries to the Maravedi Group. Group companies incorporated in foreign countries are separately administered by company secretaries in those countries.

Following the reintroduction of the requirement to lodge annual returns for every South African registered company with CIPRO, and to enhance administrative efficiencies, some 32 dormant subsidiaries having no commercial value will be deregistered in due course. All key trade names have been registered as defensive company names.

Outlook

To continually enhance and streamline the duties performed by the secretarial department with a view to achieving excellence in all facets of statutory company administration and to ensure full compliance with the JSE Limited Listings Requirements, with particular reference to the Social Responsibility Index, the King II Report on Corporate Governance and other legislation.

Strategy

Securing the transformational fitness of the organisation to meet the challenges of an ever-changing future business environment.

Introduction

Given the pivotal role of people in realising major strategic initiatives, the central human resources function now reports to the Group strategy department.

Review

Differentiation Programme – a journey for the Group now in its second year of implementation. The main focus areas were:

- completion of external research among customers to validate the strategic differentiated positioning of brands;
- initiation of the first wave of the new store identity implementation; and
- launching the people differentiation programme to ensure alignment.

Supplier Relationship Optimisation Programme – this programme has reached maturity, realising associated benefits with the most significant supplier and is approaching further roll out with other suppliers.

Hi-Fi Corporation 3rd Life Cycle Programme – Hi-Fi Corporation's success and growth rate triggered a relook at how to build greater efficiency through business process automation and the re-alignment of the organisational structure to prepare the chain for its next growth life cycle. Phase I of this initiative has been successfully completed.

Integrated Business Intelligence Capability – a programme has been launched to ensure a more integrated business intelligence delivery mechanism, based on the current information technology platform. This will include the integration of internal and external research.

Business case for Maravedi Group – the emerging trend of joint ventures in the marketplace led to the development of a business case with Absa and Thebe Investment Corporation and the establishment of Maravedi Group. This group will cater for the financial services needs of current JD Group and Absa clients (mass middle market), as well as new clients.

Leadership and Development Programme – the core focus was on the enhancement of the programme in partnership with Unisa's Centre for Business Management and the Global Executive Leadership Development Programme, hosted by the Gordon Institute of Business Science. Thirteen participants have successfully completed the former programme, while two attended the latter and were rated in the top 10 participants out of 57.

Business Performance Improvement Programme – implementation of this programme has unlocked value across the chains ahead of the annual target.



Dr Henk Greeff (46)
MEd (Ed Management) (cum laude) PhD
Group executive
Strategy – 10*

* *years' experience in strategic management consulting/retail*

Project Management – the established Group project support office has successfully monitored and tracked 18 strategic initiatives and enhanced its capacity through the Project Management Professional ("PMP") certification of the Group projects administrator.

Outlook

In the new financial year, we will continue to enhance our capability to strategically challenge the status quo of the JD Group to ensure sustainability for the future, following through on established strategic programmes and proactively identifying new opportunities.

Social responsibility

Our objective is to meet our social responsibilities through providing a better life for the disadvantaged and less fortunate members of the communities in which we trade.

Policy

The focus of the JD Group Corporate Social Investment Programme is on the development of individual and community self sufficiency through education and training, skills development and job creation.

Projects are selected on the basis of sound management, sustainability and the potential to be replicated.

We attempt, in certain instances, to forge partnerships with other stakeholders to maximise funding.

A percentage of budget is allocated to smaller, once off annual donations to organisations which are acknowledged as providing specific services to the community.

Funding is allocated to secular organisations only.

No funding or sponsorship is granted for individual endeavours.

To ensure openness and transparency, no funding or sponsorship is granted to political parties.

Funding and sponsorship

JD Group remains aware of the need to participate in community projects. In a country like ours, where such enormous disparity exists between the "haves" and the "have nots", it is incumbent on us to participate in activities that would normally be undertaken by governments in developed countries.

JD Group is also aware that no South African Government, of whatever political persuasion, has the practical means to provide the social services equivalent to those enjoyed by developed nations, nor will it have the means in the foreseeable future. For this reason, the contributions of the private sector are absolutely vital to the development and upliftment of the disadvantaged majority of the South African population.

The Techno-agricultural Innovation for Poverty Alleviation (Tipa) project is based on the concept of the African Garden Market, part of the Food Security for Africa initiative presented in 2002 at the World Summit for Sustainable Development (WSSD) in Johannesburg by the Israeli Department of Foreign Affairs.

● Tipa project

JD Group, together with Ikamva Labantu and the Embassy of Israel in Pretoria, established a Tipa demonstration project in Cradock in the Eastern Cape.

Both Tipa and the African Garden Market make use of the Family Drip Irrigation System (FDIS). The FDIS, state of the art irrigation technology, developed in Israel, has been combined with gravity powered low water pressure, which allows traditional farmers to enjoy all the advantages of drip irrigation at low cost.








Tipa Project
B'nai B'rith Food Highway
Centre for Development and Enterprise
Johannesburg Philharmonic Orchestra

Without the need to introduce any further technology, each FDIS project is able to cover an area up to 500 m^2.

Following the achievements of Tipa in Cradock, JD Group has asked the Embassy of Israel and Ikamva Labantu to roll out additional projects throughout South Africa and to provide the necessary ongoing technical support.

During the year under review, JD Group contributed some R1.0 million to the Tipa Project.

• B'nai B'rith Food Highway

B'nai B'rith is an international service organisation which undertakes communal projects for the underprivileged and less fortunate members of the communities in which it is represented. It has recently joined forces with JD Group to expand its successful Food Highway project. This project was initiated to assist many sectors of the disadvantaged community who are undernourished and suffering from malnutrition, including Lerato Love Home.

JD Group has contributed to sponsoring the cost of bulk purchases of the ingredients required for the 100 gram food packets, many thousands of which are supplied monthly. These comprise a well balanced, nourishing meal consisting of soya, dehydrated vegetables and rice which, when mixed with boiling water, provides healthy sustenance for two daily meals.

Members of various units of the B'nai B'rith organisation, assisted by residents of other institutions which provide care for mentally challenged young adults, as well as Junior City Councillors, pack the food manually each week in their spare time.

• Centre for Development and Enterprise ("CDE")

CDE is involved in producing policy reports of national interest, including "Key to Growth: supporting South Africa's Emerging Entrepreneurs", which was distributed to some 2 000 decision makers in both public and private sectors; "Celebrating and reflecting on South African democracy", which was distributed to 2 500 decision makers and opinion formers; "Maths and Science schooling in South Africa", a publication examining the nature of the country's crises on these subjects which culminated in extensive media and marketing campaigns following a public launch to senior business leaders, government officials, politicians and education NGOs.

Further publications on the following topics will shortly be completed, released and widely distributed:

"Land Reform in South Africa: a 21st century perspective", "Beyond maize and gold: national development challenges in two Free State cities", "A new vision for welfare – from dependency to empowerment" and a book on South Africa's first ten years of democratic rule and the challenges ahead for the second decade.

During the year under review, JD Group contributed R75 000 to the CDE.

• Johannesburg Philharmonic Orchestra ("JPO")

Formed by a group of committed, resilient musicians, the JPO was established in June 2000 following the demise of the National Symphony Orchestra.

The JPO strives to be nationally and internationally recognised as South Africa's leading philharmonic orchestra, performing music that incorporates the greatest accomplishments of classical and South African music genres.

By nurturing, training and developing World Class South African musicians, the JPO seeks to ensure the ongoing sustainability and growth of music traditions. The JPO aims to perform consistently at an international level of social excellence, to challenge the prevailing perception of classical music performances being elitist and Euro-centric, and to appeal to a truly egalitarian local audience.

During the year under review, JD Group contributed R250 000 towards the JPO.

• Other institutions

We continue to support numerous education and other institutions. The major beneficiaries are listed below:

St Enda's Community Centre, a highly respected secondary school in Joubert Park, Johannesburg, was originally established as Freedom School in one of our warehouses in 1985.

Claremont Child Care, an institution which assists destitute children, with which we have a long association.

Little Champs Sports Academy runs facilities which provide pre-schoolers with physical, emotional and social development, embracing teamwork, sharing and Ubuntu.

The Topsy Foundation is a private and corporate initiative with its core function being to provide a multifaceted approach to HIV and AIDS in an attempt to ensure that South Africa does not suffer another "lost generation". It is a home which provides sanctuary for AIDS orphans and runs an "Adopt a Child" programme.

The Mitzvah School, a registered school and examination centre, provides quality tutoring for students from Alexandra in their final year of schooling. The school caters for 50 students and has consistently produced a pass rate exceeding 90%.

Lerato Love Home is a place of refuge in Alexandra for babies, children and young adults, the majority of whom are victims of abuse, abandonment, neglect and HIV and AIDS. Lerato Love Home will be relocating to a children's community centre neighbouring Alexandra. We acknowledge the significant contribution made by Bidvest Group to this facility, as well as various contributions of money, clothing and food made by JD Group suppliers and employees.

JD Group continues to provide financial assistance for the **Abraham Kriel, Avril Elizabeth** and **The Hamley children's homes,** as well as **Girls and Boys Town.**

The Bird Street Teacher Training Campus of the University of Port Elizabeth.

Up With Science, a science enrichment programme for senior secondary school pupils presented by the Centre for Science Education at the University of Pretoria.

Currently 228 children of employees and 101 staff members are receiving **education and study assistance,** respectively.

For the past 11 years, corporate office employees have regularly been **donating blood** in conjunction with the South African Blood Service at JD House.

• HIV and AIDS report

JD Group recognises the gravity and potential impact of the evolving HIV and AIDS pandemic on its customers, markets, business partners, workforces and employee benefits.

Following a study in 1998 to estimate the potential impact of HIV and AIDS on its diverse customer base, the Group embarked on a repositioning strategy to minimise the impact of the pandemic on its current and future markets via a combination of the following:

- expansion into markets outside Africa;
- discontinuation of certain chains and adjustments to other chains within the Group;
- decreased exposure to geographical high risk areas;
- introduction of additional products such as financial services; and
- enhanced credit risk monitoring and management.

The Group's retirement benefits were also restructured to minimise the impact of HIV and AIDS.

The gathering and analysis of all relevant data facilitates regular updates of business models that monitor both the internal and external impacts of the pandemic. As a result, management can make informed decisions about HIV related business strategies.

The Group continues to foster non-discriminatory and empathetic workplace environments that ensure that HIV positive employees are managed with care and compassion. All HIV positive employees have access to high quality disease management programmes, either through their own medical scheme or state facilities, and are encouraged to access these facilities. Together with the Department of Health, the Group maintains an HIV and AIDS awareness programme at all major workplaces.

During the year under review, the Group conducted an "excessive risk assessment" and found no additional adverse impacts. The Group continues to monitor the situation and will act appropriately if and when deemed necessary.

Introduction

This corporate governance statement sets out the key governance principles and practices of JD Group to fairly and honestly inform our internal and external stakeholders through fair and understandable disclosure.

The board of directors ("the board") is committed to and supports the principles contained in the Code of Corporate Practices and Conduct as set out in the second report of the King Commission on Corporate Governance for South Africa ("King II"), as well as the Listings Requirements of the JSE Limited ("the JSE").

Statement of compliance

The Listings Requirements of the JSE require that JSE listed companies report on the extent to which they comply with the principles incorporated in King II.

Based on the information set out in this corporate governance statement, the board believes that throughout the accounting period under review, the Group has applied the principles of King II and complied with the provisions set out in the Listings Requirements of the JSE.

Endorsement of King II

JD Group remains ful y committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. We endorse the principles of integrity and accountability advocated by King II. In all dealings we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process.

We have long recognised that good corporate governance is essentially about leadership and there exists the need to conduct the enterprise with integrity and in compliance with best international practices, while taking cognisance of the value systems of the countries in which we operate.

Code of conduct

The Group is committed to the highest ethical standards of business conduct and to fully complying with all applicable laws and regulations.

The directors, employees, employees of outsourced functions as well as suppliers to JD Group, are all expected to comply with the principles and act in terms of the code of conduct. The directors believe that the ethical standards of the group, as stipulated in the code of conduct, are monitored and are being met. Where there is non-compliance with the code of conduct, the appropriate discipline is enforced with consistency as the Group responds to offences and prevents re-occurrence.

Chairman and board of directors

Chairman

The executive chairman is David Sussman, founder of the Group. The board delegates to the chairman responsibility for ensuring the effectiveness of governance practices. He leads the board and is responsible for representing the board to shareholders.

The reason for not appointing a non-executive chairman is that David is a founder and custodian of the soul of the Group and, in the opinion of the board, his position as executive chairman does not compromise the principles of corporate governance.

Board

JD Group is headed by an effective board that can both lead and control the Group. Half are non-executive directors, who are independent of management, to ensure that no one individual has unfettered powers of decision-making and authority, so that shareholder interests are protected.

As recommended by King II, JD Group has a unitary board comprising ten directors of whom four are independent non-executive directors and one is a non-executive director. The board considers Mervyn King, Len Konar, Maureen Lock and Martin Shaw as independent non-executive directors.

The guidelines contained in the Listings Requirements of the JSE were used to test the independence and category most applicable to each director.

In compliance with King II and the Listings Requirements of the JSE, the roles of the chairman and the chief executive officer are separate.

The primary responsibilities of the board include regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best practice standards. The board retains full and effective control of the Group and decisions on material matters are reserved for the board.

The board meets at least quarterly and more frequently if circumstances or decisions require. A copy of the attendance register of meetings is set out on the next page:

Director	2004 Nov	2005 Mar	May	Jul	Nov
ID Sussman	P	P	P	P	P
HC Strauss	P	P	P	P	P
JL Bezuidenhout	P	P	P	P	P
JHC Kok	P	P	P	P	P
G Völkel	P	P	P	P	P
ME King	P	A	P	P	P
D Konar	P	P	P	P	P
IS Levy	P	P	P	P	P
M Lock (non-resident)	P	A	P	A	P
MJ Shaw	P	P	P	P	P

P Present

A Apologies

Mark Richards, corporate support services executive, attends all board meetings by invitation.

Meetings are conducted in accordance with formal agendas, ensuring that all substantive matters are properly addressed. Standing subcommittees of the JD Group board have been appointed, details of which are set out in this report, while ad hoc subcommittees are created as and when necessary.

The chairman sets the agenda for each meeting in consultation with the chief executive officer and company secretary. Any director may request that additional matters be added to the agenda. Copies of board papers are circulated to the directors in advance of the meetings.

There is a clear division between the responsibilities of the board and management.

Mias Strauss, the chief executive officer, takes full responsibility for all operations.

The non-executive directors take responsibility for ensuring that the chair encourages proper deliberation of all matters requiring the board's attention. The board ensures that there is an appropriate balance of power and authority on the board so that no one individual or block of individuals can dominate the board's decision-making process.

Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the Group. Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. All directors have the requisite knowledge and experience required to properly execute their duties and all participate actively in the proceedings at board meetings.

The non-executive directors have no fixed term of office, while executive directors have entered into service contracts with Sustein Management (Pty) Ltd which endure for an indefinite period subject to one year's notice from either party.

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities and have unrestricted access to all Group information. Non-executive directors have access to management and may meet separately with management, without the executive directors being present.

Some of the non-executive directors hold directorships or executive positions in companies with which the Group has commercial relationships. The board has considered all these relationships and does not believe any of them compromise the independence of the directors concerned.

All directors are entitled, at the Group's expense, to seek independent professional advice about the affairs of the Group in relation to the execution of their duties, if such expertise is required.

One third of the directors are subject, by rotation, to retirement and re-election at the annual general meeting in terms of the Company's articles of association. In addition, all directors are subject to election by shareholders at the first annual general meeting after their initial appointment.

The biographical details for each of the directors are set out on pages 10 and 12 of the annual financial statements.

Interests in contracts

During the year ended 31 August 2005, none of the directors had a significant interest in any contract or arrangement entered into by the Company or its subsidiaries, other than as disclosed in note 25 to the annual financial statements.

Company secretary

The appointment and removal of the company secretary is a matter for the board as a whole. The company secretary, Melvyn Jaye, advises the board on the appropriate procedures for the management of meetings and the implementation of governance procedures, and is further responsible for providing the board collectively, and each director individually, with guidance on the discharge of their responsibilities in terms of the legislation and regulatory requirements applicable to South Africa.

The board has unlimited access to the company secretary, who advises the board and its subcommittees on issues including compliance with Group policies and procedures, statutory regulations and King II.

Business model

The Group's business model consists of eight chains trading within Africa, the Abra chain trading in Poland and support services provided by 11 corporate service departments.

The board is of the opinion that the business model in place is balanced and sound and provides a solid platform for continued growth. The board is nevertheless aware of the changing dynamics of the industry and will modify Group strategy and models from time to time in accordance with changing circumstances.

Strategic business goals

The Group's corporate objectives and opportunities, set out on page 7, evidence its commitment to good corporate governance.

Board committees

While the board remains accountable and responsible for the performance and affairs of the Group, it delegates to board subcommittees certain functions to assist it to properly discharge its duties. Appropriate structures for those delegations are in place.

Each subcommittee acts within agreed written terms of reference. The chairman of each subcommittee reports at each scheduled meeting of the board and minutes of subcommittee meetings are provided to the board. The majority of the members of each subcommittee are independent, non-executive directors.

A diagrammatic outline of the entities to which delegations have been made is set out below:


JD Group main board
Board committees
Management committees
Alliances
Employee benefit funds
Audit
Remuneration
Nominations
Risk management
JDG Trading board
EXCO
Internal risk management
Tradeco
Servco
LDC*
Chains
Service departments
Blakes
Absa/Thebe

* *Leadership and development council*

Audit committee

The audit committee comprises three independent non-executive directors, namely Mervyn King (chairman), Len Konar and Martin Shaw. David Sussman, Mias Strauss, Jan Bezuidenhout, Gerald Völkel, Johan Kok, Mark Richards, Leslie van Doesburgh, Ian Thompson and Pieter Pienaar attend meetings by invitation.

The audit committee met formally three times during the financial year to consider financial reporting issues and to advise the board on a range of matters, including corporate governance practices, internal control policies and procedures, and internal and external audit management.

The external auditors attend the formal committee meetings and also have unrestricted access to the chairman of the audit committee. The audit committee has set the principles for recommending the use of the external auditors for non-audit services. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit related fees paid to them.

Through the audit committee, the board regularly reviews processes and procedures to ensure the effectiveness of internal systems of control so that its decision-making capability and the accuracy of its reporting is maintained at a high level at all times. The committee, furthermore, identifies and monitors the non-financial aspects relevant to the businesses of the Group and reviews appropriate non-financial information that goes beyond assessing the financial and quantitative performance factors.

A copy of the attendance register of meetings is set out below:

	2004	2005		
Member	Nov	Feb	May	Nov
ME King	P	P	P	P
D Konar	P	P	P	P
MJ Shaw	P	P	P	P

P Present

Remuneration committee

The remuneration committee comprises five members, four of whom are non-executive directors, namely Ivan Levy (chairman), Mervyn King, Len Konar, Martin Shaw and David Sussman. Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior Group executives. The remuneration committee met formally once during the financial year.

Nine executives are employed by Sustein Management. In terms of the management agreement between JD Group, JDG Trading and Sustein Management, a fee is paid by JDG Trading to Sustein Management for its services to the Group. These executives are therefore not remunerated directly by JD Group.

In determining the remuneration of the executives, the remuneration committee aims to provide the appropriate packages required to attract, retain and motivate the executives while giving due consideration to remuneration levels, both within and outside the Group. To meet these objectives, the committee from time to time takes advice from external remuneration specialists.

The Group's primary executive remuneration objective is to reward executives so as to ensure that their interests are, as far as possible, commensurate and aligned with the interests of shareholders.

Remuneration for the executives consists of an all inclusive, total cost to company basic salary, a performance related bonus and share incentives. Full details of the remuneration of the individual directors and information on share options are set out on page 70 of the annual financial report.

The basic salaries for the executives are reviewed annually. The committee compares current rates of pay to those observed in similar relevant companies within and outside the Group. This information is then adjusted to reflect both the Group's performance compared to similar companies and the individual's performance.

An annual performance bonus is awarded as an incentive to executives to achieve predetermined financial and other targets.

The Group operates a share incentive scheme for directors and senior executives. The committee grants rights which relate to the executive contributions and responsibilities. Rights granted are subject to time limits. Rights are also granted to non-executive directors since this aligns the interests of these directors with the Group's shareholders.

The remuneration of the non-executive directors is set by the executive chairman after consultation with the Group's advisors.

The remuneration of the chairman is set by the committee while he is not in attendance.

A copy of the attendance register of meetings is set out below:

Member	2005 April
IS Levy	P
ME King	P
D Konar	P
MJ Shaw	P
ID Sussman	P

P Present

Nominations committee

The nominations committee, comprises four non-executive directors, namely Ivan Levy (chairman), Mervyn King, Len Konar and Martin Shaw.

The nominations committee supports and advises the board in ensuring that the board comprises individuals who are best able to discharge the responsibilities of directors, having regard to the law and the highest standards of governance, by:

- assessing the skills required on the board;
- from time to time assessing the extent to which the required skills are represented on the board;
- establishing processes for the review of the performance of individual directors and the board as a whole; and
- establishing processes for the identification of suitable candidates for appointment to the board.

The nominations committee met formally once during the financial year.

A copy of the attendance register of meetings is set out below:

Member	2004 Nov
IS Levy	P
ME King	P
D Konar	P
MJ Shaw	P

P Present

Risk management committee

The risk management committee is a stand alone subcommittee of the board. This committee comprises Len Konar (chairman), Martin Shaw, Mias Strauss, Gerald Völkel, Johan Kok, Mark Richards, Ian Child, Lindsay Mentor, Pieter Pienaar and Ian Thompson. Meetings are held at least three times per annum.

The purpose of this committee is to address general business risks applicable to the chains and corporate service departments, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks as well as legislative and external risks. The findings of this committee are reported to the audit committee.

A dedicated assets and liabilities management subcommittee, comprising Jan Bezuidenhout and Gerald Völkel, reports to this committee.

An internal risk management committee, comprising chain and corporate service department executives, also reports to this committee.

The board is confident that the fundamental processes are in place to ensure compliance with current and future risk management requirements.

Risks are identified and monitored through the planning process, the close involvement of the executive directors in the Group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the Group are evaluated in terms of impact and severity and appropriately managed.

Risk is not only viewed from a negative perspective. The review process also identifies areas of opportunity, such as where effective risk management can be turned to competitive advantage.

The risk management committee met formally three times during the financial year, with an additional ad hoc meeting.

A copy of the attendance register of meetings is set out below:

Member	2004 Nov	2005 Feb	May	Nov
D Konar	P	P	P	P
IR Child	P	P	P	P
JHC Kok	P	P	P	P
LM Mentor	P	P	P	P
PJ Pienaar	P	P	P	P
MJ Richards	P	P	A	P
MJ Shaw	P	P	P	P
HC Strauss	P	P	P	P
ID Thompson	P	P	P	P
G Völkel	P	P	P	P

P Present
A Apologies

JDG Trading board

JDG Trading is the wholly owned South African trading company of JD Group.

Composition of board

The board of JDG Trading consists of the five executive directors of JD Group and five senior executives, namely Mark Richards, Athol Beeforth, Vivian Horn, Arie Neven and Fred Ginsberg. Meetings are chaired by either David Sussman or Mias Strauss.

The directors are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the JD Group board; managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets; prioritising the allocation of capital and other resources; and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancing of future leaders in the Group, is an important element in the managing process.

Purpose of the board

The purpose of the board is to serve as a governance mechanism through the process of semi-annual Group performance reporting.

Frequency of meetings

Meetings are held semi-annually to coincide with the announcements of results and on an ad hoc basis, as required.

Management committees

Specific responsibilities have been delegated to various management committees, all of which have defined charters in place.

Executive committee ("EXCO")

Composition of committee

The committee comprises David Sussman (chairman), Mias Strauss, Jan Bezuidenhout, Gerald Völkel, Johan Kok, Mark Richards, Athol Beeforth, Arie Neven, Vivian Horn, Fred Ginsberg and Henk Greeff.

Purpose of committee

The purpose of the committee is to translate Group board strategic direction into a Group strategic plan and to address other items considered crucial for business success; to oversee the strategic planning process in order to secure successful implementation; and to monitor group performance in accordance with the Group strategic plan.

Agendas

The agendas include the monitoring of strategic business goals, performance review, risk review, succession planning, business intelligence, and establishing and monitoring Group policies and procedures.

Frequency of meetings

Meetings are held on a monthly basis.

Internal risk management committee

Composition of committee

The internal risk management committee comprises Mark Richards (chairman), Philip Kruger, Ian Child, Johan Kok, Lindsay Mentor, Vivian Horn, Pieter Pienaar, Ian Thompson, Mias Strauss and Gerald Völkel.

Purpose of committee

The purpose of this committee is to identify and review the risks presented by the Group's local and offshore operations and corporate service departments and to rate them in terms of probability and impact. It reports to the Group risk management committee and to the JDG Trading board.

Frequency of meetings

This committee meets on a quarterly basis.

Tradeco

Composition of committee

The committee comprises Johan Kok (chairman), Mark Richards, Athol Beeforth, Arie Neven, Fred Ginsberg, Vivian Horn, Leslie van Doesburgh, Philip Kruger, Irene Pilavachi, Lindsay Mentor, Rénier Krige and the chain chief executives.

Purpose of committee

The purpose of the committee is to translate, plan and implement Group strategy as determined by EXCO applicable to the chains; to monitor and track progress; and to ensure compliance with policies as per predetermined and agreed performance areas.

Agendas

The agendas include deliberations on Group strategic business goals; operational business goals; business performance measurements; receivables and inventory management and performance; people development and satisfaction; performance of service departments and of suppliers in terms of service level agreements; research and development trends internally and externally; operations policies; and progress reviews on Group projects and other important initiatives which may impact on operations.

Frequency of meetings

Meetings are held on a monthly basis.

Servco

Composition of committee

The committee comprises Mias Strauss (chairman), Johan Kok, Mark Richards, Gerald Völkel, Vivian Horn, Leslie van Doesburgh, Ian Child, Lindsay Mentor, Philip Kruger, Pieter Pienaar, Clive Dicks, Henk Greeff, Rénier Krige, Irene Pilavachi and Ian Thompson.

Purpose of committee

The purpose of the committee is to translate, plan and implement Group strategy as determined by EXCO applicable to service departments and to monitor and track progress as per predetermined and agreed performance milestones.

Agendas

The agendas include deliberations on Group strategic business goals; service department strategic business goals; Group projects as approved and registered at the Group projects administration office; people development and satisfaction; performance of service departments and of suppliers in terms of service level agreements; research and development trends internally and externally; progress on other important initiatives not necessarily registered as Group projects; and risk management.

Frequency of meetings

Meetings are held on a monthly basis.

Leadership and development council

This committee comprises Mias Strauss (chairman), Athol Beeforth, Henk Greeff, Johan Kok, Arie Neven, Mark Richards, Lindsay Mentor and Rénier Krige. The committee's charter includes leadership development, succession management and expediting the achievement of equity targets.

Chain and corporate service department committees

The chain chief executives, namely Bill Chalmers, James Gibson, Mike Roberts, Diane Bowran, Toy de Klerk, Jannie Els, Len Rundle and Wietske van der Westhuizen, and heads of the corporate service departments, namely Ian Child, Clive Dicks, Fred Ginsberg, Henk Greeff, Rénier Krige, Philip Kruger, Lindsay Mentor, Pieter Pienaar, Irene Pilavachi, Mark Richards, Ian Thompson and Leslie van Doesburgh, act as chairmen of either chain or corporate service department meetings held on a monthly basis. The executive management teams of the chains and corporate service departments, respectively, attend these meetings.

Marketing and merchandise meetings

Chain marketing and merchandise review meetings are chaired by the marketing executives. The entire executive teams attend these meetings together with David Sussman, Vivian Horn, Fred Ginsberg and Irene Pilavachi. Representatives of the chain advertising agencies also attend. The purpose of these meetings is to determine all advertising and marketing promotions for the next two to three months. These meetings are held on a monthly basis.

Credit meetings

Credit meetings are chaired by Mias Strauss. The chain chief executives, operations executives and debtors executives together with Philip Kruger, Johan Kok, Athol Beeforth and Arie Neven also attend. The purpose of these meetings is to review all aspects of the performance of the receivables books and related matters. These meetings are held on a monthly basis.

Abra board

The management board of Abra in Poland carries out the same functions as the JDG Trading board.

The supervisory board of Abra includes David Sussman (chairman), Mias Strauss, Mark Richards, Jan Bezuidenhout and Fred Ginsberg.

Employment benefit funds

Approximately 95% of Group employees are members of a retirement fund offered by the Group. The retirement funds are the Alexander Forbes Retirement Fund – (JDG Trading (Pty) Ltd) ("AFRF"); The JD Group Defined Benefit Pension Fund (Defined Benefit Fund); the SA Commercial Catering and Allied Workers Union National Provident Fund ("SNPF"); various small funds in Botswana and Namibia and the Social Security Fund ("SSF") in Poland.

The AFRF is an umbrella fund, in which a number of employees participate and has a professional board of trustees in place. Management committees comprising four employer appointed and four employee elected members monitor and review the AFRF, monitor investments and assist in the distribution of death benefits. The employer appointed management committee members who represent JDG Trading on the AFRF are Ivan Levy, Jan Bezuidenhout and Rénier Krige.

The SNPF is an umbrella fund in which a number of employees participate in terms of a collective bargaining arrangement with SACCAWU. Old Mutual Employee Benefits Industry Funds Unit is the administrator of the SNPF.

The Defined Benefit Fund trustees are Ivan Levy (chairman/employer trustee), Jan Bezuidenhout (principal officer/employer trustee), Rénier Krige (employer trustee) and four member elected trustees.

Frequency of meetings

The AFRF and Defined Benefit Fund hold annual formal management committee meetings with informal meetings as and when required.

Details of the Group's retirement funds and impact on the financial statements are set out in note 23 of the annual financial statements.

Employment equity and skills development

JD Group strives to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the Group.

The directors acknowledge that the effective development of staff is key to the success of the Group. The human resource policies include a broad framework of corporate values and are driven by the need to ensure effective utilisation of, and investment in, human resources. Merit and competence are the key criteria for advancement in the Group. Acknowledging the diversity of cultures in the employee complement, the Group continually seeks to redress historical imbalances so that all employees can compete on equal terms. The Group applies policies that do not discriminate on grounds of race, age, disability, gender or religion and which provide good opportunities for previously disadvantaged sections of the community.

The Group recognises the rights of employees regarding freedom of expression and freedom of association and representation. The Group affirms that employees have the right to choose to participate in organised labour structures and collective bargaining. Where possible, employee participation in problem solving and decision-making is encouraged.

Training and career development are important elements of JD Group's business philosophy and success. In a challenging environment, strong leadership is required to guide a successful business. The Group puts a high priority on developing the next generation of business leaders and continues to explore new ways to foster a progressive workplace that attracts and inspires staff of the required calibre.

The Group actively pursues people development in order to influence, support and grow operational efficiency and performance. Training and development of all employees is a non-negotiable core principle of the Group.

The JD Group Learning Academy ("JDLA"), established at the previous Morkels head office in Hillfox, Roodepoort has, since inception in 2003, hosted almost 14 964 delegates. Although the JDLA is the primary venue for behavioural skills development, the chains run their own regional training centres. Technical and retail specific skills development are catered for at business unit level.

Structured development programmes include basic, retail, advanced and executive development programmes. During the period the Group conducted some employee development interventions in compliance with the workplace skills plan administered by the Wholesale and Retail Education Sector Authority.

Stakeholders' communication

The board is aware of the importance of balanced and understandable communication of the Group's activities to stakeholders and strives to clearly present any matters material to a proper appreciation of the Group's position. The interests and concerns of stakeholders are addressed by communicating information as it becomes known.

The directors foster a mutual understanding of objectives shared between the Group and its institutional shareholders by meeting with and making presentations to them on a regular basis. The board welcomes and encourages the attendance of private shareholders at the annual general meeting and other general meetings and giving them the opportunity to address questions. At last year's annual general meeting, all resolutions were passed by a poll. The level of proxies lodged on each resolution was announced at the meeting.

The Group adopts a proactive stance in timely dissemination of appropriate information to stakeholders through print and electronic news releases and the statutory publication of the Group's financial performance.

Financial control and reporting

The directors are responsible for ensuring that Group companies maintain adequate records, and for reporting on the financial position of the Group and the results of the activities with accuracy and reliability. Financial reporting procedures are applied in the Group at all levels to meet this responsibility. Financial and other information is constantly reviewed and remedial action taken where necessary.

Improvements to the quality of reported information are continually effected by replacing or upgrading information systems.

The Group's annual financial statements are prepared in accordance with International Financial Reporting Standards as well as the consistent use of appropriate accounting policies, unless an accounting policy requires revision or adoption of new accounting standards, in which case proper disclosure will be made, supported by reasonable and prudent judgements and estimates, in order to properly disclose the Group's financial status.

Internal control and internal audit

The board has overall responsibility for ensuring that the Group maintains a system of internal financial control to provide it with reasonable, but not absolute, assurance regarding the reliability of the financial information used within the business and for publication, and to ensure that assets are safeguarded.

The key features of the internal control systems that operated throughout the year under review are described below.

Control environment

A documented organisational structure with clearly defined lines of responsibility and delegation of authority from the board to the chains and corporate service departments is in place. The board has established policies and procedures, including a levels of authority document and a code of conduct, to foster a strong ethical climate.

Financial monitoring systems

The Group operates a comprehensive annual planning and budgeting process. The annual budget is approved by the board. The financial reporting system compares results with plans, budgets and the previous year and is able to identify deviations on a daily and monthly basis. Reports include regular cash flow statements, income statements and balance sheets projected for 12 months, which are used in determining future funding needs.

Main control procedures

The directors have adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which include treasury, legislative requirements, information technology, strategic business goals and other matters which are subject to regular reporting. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes. Organisational controls involving the segregation of incompatible duties and controls relating to the security of assets are also covered.

The board regularly reviews the operation and effectiveness of internal financial control. The board confirms that to the best of their knowledge and belief, there have been no weaknesses which have led to any material losses or contingencies during this financial year.

Internal control

The directors accept responsibility for maintaining appropriate internal control systems to ensure that the Group's assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are monitored and improved in accordance with generally accepted best practice.

Internal audit

Internal audit is an independent, objective assurance and consulting function designed to add value to and improve the Group's operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and compliance processes. It provides:

- assurance that the management processes are adequate to identify and monitor significant risks;
- confirmation of the adequacy and effective operation of the established internal control systems;
- credible processes for feedback on risk management and assurance; and
- objective confirmation that the board receives assurance from management that information is reliable.

The purpose, authority and responsibility of the internal audit activity are formally defined in an internal audit charter, which is approved by the board and which is consistent with the Institute of Internal Auditors' definition of internal auditing.

The activities of the internal auditors are co-ordinated by the Group internal audit executive, with unrestricted access to the audit committee chairman and its members.

Internal audit co-ordinates with the external auditors to ensure proper coverage and to minimise duplication of effort. The external auditors have access to reports issued by internal audit.

Audit plans for each chain are tabled annually to take account of changing business needs. Follow up audits are conducted in areas where weaknesses are identified.

The internal audit plan, approved by the audit committee, is based on risk assessments, which are continually updated so as to identify not only existing and residual risks, but also emerging risks, as well as issues highlighted by the audit committee and risk management committee. Internal audits are conducted formally at each chain and corporate service department workplace on a regular basis.

Fraud and illegal acts

The Group does not engage in or accept or condone any illegal acts in the conduct of its business. The directors' policy is to actively pursue and prosecute the perpetrators of fraudulent or other illegal activities, should they become aware of any such acts.

Black economic empowerment ("BEE")

The Group actively participates in initiatives directed at the empowerment of previously disadvantaged groups in the South African community.

The Group is fully cognisant of the Black Economic Empowerment Act, 2003 and further awaits the regulations augmenting the Act relating to the retail industry which are due to be published in the short term. To this end, the Group has actively engaged an external service provider to interrogate the best of breed strategies in the marketplace and to make formal recommendations with regard to the Group's approach to BEE.

Insider trading

No employee may deal, directly or indirectly, in JD Group shares on the basis of unpublished price sensitive information regarding the business or affairs of the Group. No director or executive who participates in the JD Group share incentive scheme may trade in JD Group shares during closed periods as defined in the JSE Listings Requirements.

Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Group continues to adopt the going concern basis in preparing the annual financial statements.

Accountability review

Performance measures are reported in accordance with triple bottom line methodology in economic, environmental and social categories.

Economic impacts

Corporate objective

To be a desired investment by all investors as a result of above average performance and consistent growth.

The cornerstone of our business is to satisfy the consumer in the pursuit of consistent, acceptable profit growth. We create wealth for the benefit of all stakeholders.

Our international expansion is intended to continue in Poland. The Abra business is now one of the largest furniture retailers in Poland. Revenues are increasing and levels of customer satisfaction remain high. Employee numbers continue to grow.

JD companies spent R6,7 billion during the year on inventory purchases and services from suppliers. Our merchandise executives are focused on securing cost effective sourcing that guarantees consistent quality and service. Our first concern in supplier relationships is to meet legal and contractual obligations, acknowledging that for many suppliers, their greatest need is to be paid on time. Each chain and corporate service department agrees fair payment terms and strives to meet them.

The Group places the highest priority on maintaining constructive relationships with governments at local and national levels and with regulatory agencies.

Chains and corporate service departments must comply with all laws and seek constructive engagements with public authorities where necessary. As part of the accountability process, each chain and corporate service department is required to report all incidences of prosecutions or fines, major ongoing disputes and any formal investigations.

Environmental impacts

Corporate objective

To manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

In relation to the environment, the Group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all encompassing approach to environmental protection measures with the object of achieving continuous improvements.

The Group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

The Group's entire delivery fleet uses unleaded fuel to reduce the emission of carbon dioxide. Daily vehicle inspections are undertaken to ensure that fuel and oil leakages are kept to a minimum. Where deliveries are outsourced, our service providers have to comply with strict criteria in terms of minimising fuel and oil wastage. The need for minimising water and electricity consumption is actively encouraged at all workplaces.

The Group's internal audit department examines compliance with key features of existing environmental, health and safety legislation and reviews performance against agreed targets.

The Braamfontein Regeneration Project is a key factor in driving inner city growth and renewal in Johannesburg. JD Group, whose corporate head office is situated in Braamfontein, together with other major corporates, has been an integral part of this process, as evidenced by its investment in purchasing JD House, refurbishments thereto and the building of a parkade. It is an active participant in the corporate precinct public environment upgrade, which will not only benefit some 800 corporate office employees, business partners, associates and visitors but also the community at large. JD Group has made a financial contribution towards the capital costs of the regeneration of Braamfontein and also contributes towards operating costs.

Social impacts

Refer to the Social responsibility report appearing on pages 48 to 51.

		12 months 31 August 2005	31 August* 2004	31 August 2003
Share performance				
Total shares in issue	000	**175 500**	172 000	166 830
Weighted average number of shares in issue	000	**172 221**	166 930	133 196
Headline earnings per share	cents	**704,7**	518,5	340,5
Cash equivalent dividends per share	cents	**352,0**	240,0	110,0
Dividend cover	times	**2,0**	2,0	3,1
Net asset value per share	cents	**2 708,8**	2 297,0	2 033,0
Profitability, liquidity and gearing				
Revenue	Rm	**9 933**	9 056	5 966
Operating income	Rm	**1 760**	1 256	747
Income before finance costs	Rm	**1 814**	1 280	762
Income attributable to shareholders	Rm	**1 215**	784	449
Closing shareholders' equity	Rm	**4 754**	3 951	3 392
Average shareholders' equity	Rm	**4 352**	3 671	2 663
Net interest bearing debt	Rm	**(457)**	(19)	894
Average total assets less non interest bearing debt	Rm	**6 016**	5 308	4 224
Total assets	Rm	**8 415**	7 739	7 185
Operating margin	%	**17,7**	13,9	12,5
Income attributable to shareholders on revenue	%	**12,2**	8,7	7,5
Return on closing shareholders' equity	%	**25,5**	19,9	13,2
Return on average shareholders' equity	%	**27,9**	21,4	16,9
Return on assets managed	%	**30,1**	24,1	18,1
Interest cover	times	**12,8**	8,8	4,9
Gearing ratio	%	**(9,6)**	(0,5)	26,3
Current ratio	: 1	**3,5**	3,1	2,6
Shareholders' equity to total assets	%	**56,5**	51,1	47,2
Productivity				
Number of stores		**963**	952	978
Revenue per store	R000	**10 315**	9 513	6 100
Number of employees		**16 459**	16 167	15 738
Revenue per employee	R000	**603**	560	379
Stock exchange performance				
Closing share price	cents	**7 400**	4 550	3 161
Number of shares traded	000	**167 697**	137 612	73 828
Value of shares traded	Rm	**10 634**	5 552	1 716
Volume traded as % of issued shares	%	**95,6**	80,0	44,3
Market value per share				
– high	cents	**7 800**	4 690	3 180
– low	cents	**4 659**	2 950	1 440

All ratios have been calculated using amounts in rand as opposed to Rm.

* *The 2004 comparatives have been restated to reflect the change in the method of recognising operating lease costs. No other comparatives have been restated for this change.*

31 August 2002	31 August 2001	14 months 31 August 2000	12 months 30 June 1999	30 June 1998	30 June 1997	30 June 1996
112 730	112 609	111 651	110 350	108 245	106 525	104 476
112 070	111 484	110 322	108 935	106 265	104 336	102 483
226,5	353,2	301,8	243,0	185,7	137,7	119,1
56,0	94,0	78,0	65,0	62,0	51,0	43,0
3,8	2,6	3,9	3,7	3,0	2,7	2,8
1 715,1	1 695,9	1 531,5	1 305,0	1 085,0	917,2	799,1
4 083	3 788	3 928	3 016	2 896	2 726	2 479
467	657	565	407	387	323	296
478	665	572	407	387	323	296
241	275	335	265	199	147	124
1 933	1 910	1 710	1 439	1 174	977	835
1 922	1 810	1 575	1 307	1 076	906	777
1 048	802	709	457	412	393	492
3 557	3 241	2 509	2 058	1 796	1 642	1 551
4 243	4 529	3 499	2 719	2 485	2 225	2 188
11,4	17,3	14,4	13,5	13,4	11,9	11,9
5,9	7,3	8,5	8,8	6,9	5,4	5,0
12,5	14,4	19,6	18,4	17,0	15,0	14,8
12,5	15,2	21,3	20,3	18,5	16,2	16,0
13,4	20,5	22,8	19,8	21,6	19,7	19,1
2,7	6,6	6,5	5,5	6,1	3,9	3,3
54,2	42,0	41,5	31,7	35,1	40,2	58,9
4,0	4,1	4,8	5,0	4,2	3,8	3,4
45,6	42,2	48,9	53,0	47,3	43,9	38,1
695	684	671	678	628	558	547
5 875	5 538	5 855	4 449	4 612	4 886	4 533
10 064	9 984	9 704	9 613	9 732	9 808	9 669
406	379	405	314	298	278	256
1 675	4 050	4 860	3 690	3 990	2 800	2 350
56 740	53 420	69 142	41 561	31 172	18 251	13 887
1 466	2 107	3 021	1 349	1 202	454	283
50,3	47,4	61,9	37,7	28,8	17,1	13,3
4 060	4 905	5 500	4 400	5 480	3 025	2 550
1 300	2 990	3 100	1 650	2 800	2 050	1 375

	12 months 31 August 2005	31 August* 2004	31 August 2003
Income statements			
Revenue	**9 933**	9 056	5 966
Cost of sales	**4 623**	4 148	2 613
Operating income	**1 760**	1 256	747
Investment income	**53**	24	15
Share of profit of associate	**1**	–	–
Income before finance costs	**1 814**	1 280	762
Finance costs – net	**142**	145	154
Income before exceptional item	**1 672**	1 135	608
Exceptional item: loss on discontinuance	**–**	–	–
Income before taxation	**1 672**	1 135	608
Taxation	**457**	351	160
Income after taxation	**1 215**	784	448
Attributable to outside shareholders	**–**	–	1
Income attributable to shareholders	**1 215**	784	449
Balance sheets			
Assets			
Non-current assets	**637**	645	1 026
Property, plant and equipment	**250**	210	210
Goodwill	**–**	–	42
Trademark	**145**	165	315
Investments and loans	**126**	110	146
Deferred taxation	**116**	160	313
Current assets	**7 778**	7 094	6 159
Inventories	**867**	784	739
Trade and other receivables	**5 259**	4 871	4 860
Financial assets	**1**	34	36
Taxation	**67**	77	80
Bank balances and cash	**1 584**	1 328	444
Total assets	**8 415**	7 739	7 185
Equity and liabilities			
Equity and reserves			
Share capital and premium	**1 995**	1 903	1 778
Treasury shares	**(15)**	(88)	(39)
Non-distributable reserves	**138**	137	127
Retained income	**2 344**	1 746	1 415
Shareholders for dividend	**292**	253	111
Shareholders' equity	**4 754**	3 951	3 392
Outside shareholders' interest	**–**	–	–
Non-current liabilities	**1 528**	1 537	1 412
Interest bearing long term liabilities	**810**	947	831
Non-interest bearing long term liability	**66**	75	–
Deferred taxation	**652**	515	581
Current liabilities	**2 133**	2 251	2 381
Trade and other payables	**1 768**	1 794	1 801
Interest bearing liabilities	**317**	362	506
Financial liabilities	**–**	8	9
Taxation	**48**	87	64
Bank overdrafts	**–**	–	1
Total equity and liabilities	**8 415**	7 739	7 185

* *The 2004 comparatives have been restated to reflect the change in the method of recognising operating lease costs. No other comparatives have been restated for this change.*

	31 August 2002	31 August 2001	14 months 31 August 2000	12 months 30 June 1999	30 June 1998	30 June 1997	30 June 1996
	4 083	3 788	3 928	3 016	2 896	2 726	2 479
	1 657	1 530	1 541	1 198	1 170	1 170	1 102
	467	657	565	407	387	323	296
	11	8	7	–	–	–	–
	–	–	–	–	–	–	–
	478	665	572	407	387	323	296
	179	101	88	74	63	83	89
	299	564	484	333	324	240	207
	–	167	–	–	–	–	–
	299	397	484	333	324	240	207
	60	123	149	68	125	93	83
	239	274	335	265	199	147	124
	2	1	–	–	–	–	–
	241	275	335	265	199	147	124
	345	259	211	105	96	120	151
	144	127	109	104	96	98	105
	54	6	–	–	–	22	46
	–	–	–	–	–	–	–
	110	110	102	1	–		–
	37	16	–	–	–	–	–
	3 898	4 270	3 288	2 614	2 389	2 105	2 037
	427	359	354	341	309	310	280
	3 231	3 255	2 884	2 242	2 035	1 761	1 708
	13	–	–	–	–	–	
	5	1	9	1	10	–	10
	222	655	41	30	35	34	39
	4 243	4 529	3 499	2 719	2 485	2 225	2 188
	782	781	762	727	666	608	563
	(22)	(22)	(22)	(2)	(3)	(4)	(4)
	24	4	–	–	–	–	–
	1 124	1 105	935	686	483	351	258
	25	42	35	28	28	22	18
	1 933	1 910	1 710	1 439	1 174	977	835
	21	(1)	–	–	–	–	–
	1 310	1 577	1 106	760	736	692	760
	1 049	1 261	750	485	443	420	519
	–	–	–	–	–	–	–
	261	316	356	275	293	272	241
	979	1 043	683	520	575	556	593
	745	722	679	470	508	498	581
	219	192	–	2	4	7	12
	11	–	–	–	–	–	–
	2	125	4	48	63	51	–
	2	4	–	–	–	–	–
	4 243	4 529	3 499	2 719	2 485	2 225	2 188

Responsibility for the annual financial statements

The directors are responsible for the preparation, integrity and objectivity of annual financial statements that fairly present the state of affairs of the Group at the end of the financial year, the income and cash flow for that period and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control, accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risks of error, fraud or loss are reduced in a cost effective manner. These controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties;
- the Group's internal audit function, which operates independently and unhindered and has unrestricted access to the audit committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans which take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the audit committee, together with the independent and internal auditors, play an integral role in assessing matters relating to financial internal control, accounting policies, reporting and disclosure.

To the best of our knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review.

The Group consistently adopts appropriate and recognised accounting policies.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and comply with International Financial Reporting Standards.

The directors are of the opinion that the business will be a going concern for the foreseeable future, and accordingly, the annual financial statements continue to be prepared on a going concern basis.

It is the responsibility of the independent auditors to express an opinion on the annual financial statements. Their report to the members of the Company is set out on page 67.

Approval of the annual financial statements

The directors' report and the annual financial statements, which appear on pages 68 to 117, were approved by the board of directors on 3 November 2005 and are signed by

ID Sussman
Executive chairman

G Völkel
Financial director

Report of the independent auditors

To the members of JD Group Limited

We have audited the annual financial statements and Group annual financial statements of JD Group Limited set out on pages 68 to 117 for the year ended 31 August 2005. These annual financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements and the Group financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 August 2005 and the results of their operations and the cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
3 November 2005

Certificate by company secretary

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the financial year ended 31 August 2005 all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date.

MI Jaye CA(SA)
Company secretary

3 November 2005

Your directors have pleasure in submitting their report on the affairs of the Company and the Group for the year ended 31 August 2005.

Nature of business
The Group carries on the business of furniture and appliance retail as well as the provision of financial services.

Closure of Profurn Ltd ("Profurn") legacy stores
The Group disposed of its remaining seven stores trading in Mozambique. These represent Profurn legacy stores previously highlighted as operations to be disposed of or discontinued.

Results of operations
The Group's income statement and segmental analysis sets out the results of operations.

Corporate governance
During the year under review, the directors have complied with all aspects of the Code of Corporate Practices and Conduct ("the Code") as set out in King II which are applicable to the Group's activities.

The Group is totally committed to the principles of transparency, integrity and accountability as set out in the Code and the directors are fully cognisant of the need to conduct the Group's business in accordance with generally accepted corporate practices, having due regard for the rights of their employees, suppliers, lenders, customers, the environment and society at large.

The Group has documented, implemented and tested a disaster recovery plan and this will be maintained into the future.

Independent auditors
The independent auditors, Deloitte & Touche, have been re-appointed during the year. All non-audit services provided by Deloitte & Touche are tabled and approved by the audit committee. The non-audit services in the current year are primarily related to taxation consulting services.

Share capital
The Company's authorised share capital remained unchanged.

The Company's issued share capital was increased during the year as follows:

	Number of shares	Value R
Ordinary shares of 5 cents each		
Balance at 31 August 2004	172 000 000	8 600 000
Issued to The JD Group		
Employee Share Incentive Scheme		
on 29 November 2004	1 000 000	50 000
on 7 March 2005	1 500 000	75 000
on 23 May 2005	1 000 000	50 000
Balance at 31 August 2005	**175 500 000**	**8 775 000**

A maximum of ten million of the remaining unissued shares have been placed under the control of the directors of the Company until the forthcoming annual general meeting.

Share premium
Additional share premium of R92 million (2004: R124 million) arose on the issue of 3 500 000 (2004: 5 170 000) shares net of issue expenses amounting to R254 769 (2004: R404 274).

Share incentive trusts
26 325 000 (2004: 25 800 000) unissued ordinary shares of 5 cents each have been placed under the control of the directors of the Company with the power to allot and issue them in accordance with the terms of The JD Group Employee Share Incentive Scheme. Refer note 15 and page 112.

Subsidiary companies
Details of the Company's subsidiaries are set out on page 116. The Company's interest in the profits and losses after taxation of subsidiaries are as follows:

	2005 Rm	Restated 2004 Rm
Profits	**1 141**	909
Losses	**73**	246

Distribution to shareholders
A final dividend of 167 cents (2004: 150 cents) per share and an interim dividend of 185 cents (2004: 90 cents) per share were declared to shareholders.

Management of business by a company

The Company is managed in terms of an agreement with Sustein Management (Pty) Ltd, a company owned and controlled directly and indirectly by the executive directors of the Company and four directors of JDG Trading (Pty) Ltd.

Directors and secretary

TV Naidoo was appointed secretary on 31 January 2005 in place of MI Jaye who retired on that date. On 9 June 2005, Mr Naidoo resigned and Mr Jaye was re-appointed.

In terms of the articles of association JL Bezuidenhout, HC Strauss and G Völkel retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The aggregate beneficial interest of directors in the issued share capital and options of the Company is as follows:

	Number of shares	
	2005	2004
Direct	**3 896 000**	7 081 852
Indirect	**324 856**	757 812
Total	**4 220 856**	7 839 664

There are no non-beneficial interests.

No director has directly or indirectly more than 1% interest in the share capital.

There has been no material change in the interest recorded above since the year end date.

Significant shareholders

Details of significant shareholders are included on page 118.

Special resolution: Authority to repurchase shares

The undermentioned special resolution was passed by the Company on 9 February 2005:

Resolved that the Company (or one of its wholly owned subsidiaries) may, subject to the Companies Act (Act 61 of 1973), as amended, and the Listings Requirements of the JSE Limited ("JSE"), acquire shares issued by itself or shares in its holding company, as and when deemed appropriate, subject to the following limitations:

1. that the repurchase of shares be effected through the order book operated by the JSE trading system and be done without any prior understanding or arrangement between the Company and the counterparty;
2. that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
3. that an announcement be made giving such details as may be required in terms of the Listings Requirements of the JSE when the Company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter;
4. at any one time the Company may only appoint one agent to effect any repurchase;
5. the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;
6. the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the Company's issued share capital at the time this authority is given; and
7. the repurchase of shares may not be made at a price greater than 10% above the weighted average traded price of the market value of the shares as determined over the five business days immediately preceding the date on which the transaction was effected.

Subsequent events

No material events, other than the proposed acquisition of the Connection Group announced prior to the year end and subject to approval by the competition authorities, occurred between the year end date and the date of this report.

The net cash consideration is estimated at R420 million and is included in capital expenditure authorised but not yet contracted.

This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which are dealt with by the remuneration committee.

Remuneration policy

The remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the Group's chairman, directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance; and
- ensuring that the Group's remuneration strategies and packages, including the remuneration schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the Group.

Directors' service contracts

All executive directors' normal service contracts are subject to 12 calendar months' notice. Non-executive directors are not bound by service contracts.

	Basic salary R	Fees for services R	Allowances* R
2005			
Executive directors			
ID Sussman	2 277 242		281 760
HC Strauss	1 838 936		251 520
JL Bezuidenhout	1 100 057		196 560
JHC Kok	1 077 990		166 560
G Völkel	1 140 690		166 560
	7 434 915		1 062 960
Non-executive directors			
ME King		217 500	
D Konar		217 500	
IS Levy		217 500	
M Lock		77 500	
MJ Shaw		155 000	
		885 000	
2004			
Executive directors			
ID Sussman	2 084 363		302 694
HC Strauss	1 653 899		262 886
JL Bezuidenhout	936 993		203 826
JHC Kok	946 982		181 826
G Völkel	1 007 645		178 826
	6 629 882		1 130 058
Non-executive directors			
ME King		170 000	
D Konar		170 000	
IS Levy		170 000	
M Lock		67 500	
MJ Shaw		125 000	
		702 500	

** Travel, entertainment and subsistence allowances*

Retirement contributions R	Medical contributions R	Cash package R	Bonuses R	Sub-total R	Share scheme gains R	Total R
536 761	31 320	3 127 083	3 754 200	6 881 283	39 324 514	46 205 797
340 764	56 280	2 487 500	2 502 800	4 990 300	20 662 000	25 652 300
142 445	54 688	1 493 750	1 313 970	2 807 720	23 276 025	26 083 745
233 370	30 412	1 508 332	1 313 970	2 822 302	20 048 125	22 870 427
177 514	23 568	1 508 332	1 313 970	2 822 302	16 446 380	19 268 682
1 430 854	196 268	10 124 997	10 198 910	20 323 907	119 757 044	140 080 951
		217 500		217 500	3 480 000	3 697 500
		217 500		217 500	4 833 500	5 051 000
		217 500		217 500	3 780 000	3 997 500
		77 500		77 500	3 150 000	3 227 500
		155 000		155 000	5 638 000	5 793 000
		885 000		885 000	20 881 500	21 766 500
491 740	31 620	2 910 417	2 411 025	5 321 442	9 224 334	14 545 776
303 879	54 335	2 274 999	1 607 350	3 882 349	4 097 180	7 979 529
130 491	53 689	1 324 999	848 170	2 173 169	2 038 860	4 212 029
208 054	29 804	1 366 666	848 170	2 214 836	1 719 720	3 934 556
156 551	23 644	1 366 666	848 170	2 214 836	418 740	2 633 576
1 290 715	193 092	9 243 747	6 562 885	15 806 632	17 498 384	33 305 466
		170 000		170 000		170 000
		170 000		170 000		170 000
		170 000		170 000		170 000
		67 500		67 500		67 500
		125 000		125 000		125 000
		702 500		702 500		702 500

Directors' share options

The following share options and rights in shares in the Company were outstanding in favour of directors of the Company under the Company's share option schemes at the year end and 3 November 2005, the date on which the financial results were published.

	Offer date	Options held at year end	Exercise price R
2005			
Executive directors			
ID Sussman	25/05/2000	250 000	29,84
	20/02/2003	375 000	16,19
	19/05/2004	500 000	35,10
	24/05/2005	60 000	56,25
		1 185 000	
HC Strauss	25/05/2000	200 000	29,84
	20/02/2003	300 000	16,19
	19/05/2004	300 000	35,10
	24/05/2005	50 000	56,25
		850 000	
JL Bezuidenhout	20/02/2003	157 500	16,19
	19/05/2004	200 000	35,10
	24/05/2005	35 000	56,25
		392 500	
JHC Kok	20/02/2003	157 500	16,19
	19/05/2004	200 000	35,10
	24/05/2005	35 000	56,25
		392 500	
G Völkel	25/05/2000	87 500	29,84
	20/02/2003	157 500	16,19
	19/05/2004	200 000	35,10
	24/05/2005	35 000	56,25
		480 000	

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
83 852	25/02/2005	18,79	1 575 579	63,90	5 358 143	3 782 564
750 000	25/02/2005	29,84	22 380 000	63,80	47 850 000	25 470 000
125 000	25/02/2005	16,19	2 023 750	63,91	7 988 750	5 965 000
137 956	28/02/2005	34,18	4 715 336	63,95	8 822 286	4 106 950
1 096 808			**30 694 665**		**70 019 179**	**39 324 514**
180 423	13/12/2004	29,84	5 383 822	65,00	11 727 495	6 343 673
319 577	14/12/2004	29,84	9 536 178	65,00	20 772 505	11 236 327
100 000	15/12/2004	34,18	3 418 000	65,00	6 500 000	3 082 000
600 000			**18 338 000**		**39 000 000**	**20 662 000**
190 000	30/11/2004	29,84	5 669 600	65,00	12 350 000	6 680 400
185 000	02/12/2004	29,84	5 520 400	65,00	12 025 000	6 504 600
125 000	22/06/2005	29,84	3 730 000	65,16	8 145 000	4 415 000
52 500	22/06/2005	16,19	849 975	65,20	3 423 000	2 573 025
100 000	01/07/2005	34,18	3 418 000	65,21	6 521 000	3 103 000
652 500			**19 187 975**		**42 464 000**	**23 276 025**
150 000	02/12/2004	29,84	4 476 000	65,00	9 750 000	5 274 000
112 500	28/02/2005	29,84	3 357 000	64,50	7 256 250	3 899 250
100 000	28/02/2005	34,18	3 418 000	64,50	6 450 000	3 032 000
8 000	26/08/2005	14,03	112 240	75,20	601 600	489 360
8 000	26/08/2005	29,07	232 560	75,25	602 000	369 440
87 500	29-31/08/2005	29,84	2 611 000	74,96	6 559 000	3 948 000
52 500	31/08/2005	16,19	849 975	74,02	3 886 050	3 036 075
518 500			**15 056 775**		**35 104 900**	**20 048 125**
30 000	25/11/2004	27,63	828 900	61,62	1 848 600	1 019 700
24 000	25/11/2004	14,03	336 720	61,50	1 476 000	1 139 280
20 000	13/12/2004	29,07	581 400	65,00	1 300 000	718 600
175 000	24-25/02/2005	29,84	5 222 000	63,95	11 191 250	5 969 250
87 500	28/02/2005	29,84	2 611 000	64,50	5 643 750	3 032 750
70 000	28/02/2005	34,18	2 392 600	64,50	4 515 000	2 122 400
52 500	25/05/2005	16,19	849 975	62,75	3 294 375	2 444 400
459 000			**12 822 595**		**29 268 975**	**16 446 380**

Directors' share options continued

	Offer date	Options held at year end	Exercise price R
2005 continued			
Non-executive directors			
ME King	02/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
D Konar	02/05/2001	50 000	27,20
	24/05/2005	20 000	56,25
		70 000	
IS Levy	02/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
M Lock	02/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
MJ Shaw	30/07/2001	50 000	29,62
	24/05/2005	20 000	56,25
		70 000	

Share options may be exercised in lots of 25% after two years from the offer date and 25% every year thereafter.

	Offer date	Options held at year end	Exercise price R
2004			
Executive directors			
ID Sussman	24/06/1996	83 852	18,79
	04/10/1999	137 956	34,18a
	25/05/2000	1 000 000	29,84
	20/02/2003	500 000	16,19
	19/05/2004	500 000	35,10
		2 221 808	
HC Strauss	04/10/1999	100 000	34,18a
	25/05/2000	700 000	29,84
	20/02/2003	300 000	16,19
	19/05/2004	300 000	35,10
		1 400 000	
JL Bezuidenhout	04/10/1999	100 000	34,18a
	25/05/2000	500 000	29,84
	20/02/2003	210 000	16,19
	19/05/2004	200 000	35,10
		1 010 000	
JHC Kok	02/09/1998	8 000	14,03
	04/10/1999	8 000	29,07
	04/10/1999	100 000	34,18a
	25/05/2000	350 000	29,84
	20/02/2003	210 000	16,19
	19/05/2004	200 000	35,10
		876 000	

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
100 000	21/01/2005	27,20	2 720 000	62,00	6 200 000	3 480 000
100 000			**2 720 000**		**6 200 000**	**3 480 000**
100 000	24/11/2004	27,20	2 720 000	58,70	5 870 000	3 150 000
50 000	30-31/05/2005	27,20	1 360 000	60,87	3 043 500	1 683 500
150 000			**4 080 000**		**8 913 500**	**4 833 500**
100 000	26/01/2005	27,20	2 720 000	65,00	6 500 000	3 780 000
100 000			**2 720 000**		**6 500 000**	**3 780 000**
100 000	24/11/2004	27,20	2 720 000	58,70	5 870 000	3 150 000
100 000			**2 720 000**		**5 870 000**	**3 150 000**
100 000	09-11/02/2005	29,62	2 962 000	63,51	6 351 000	3 389 000
50 000	19/08/2005	29,62	1 481 000	74,60	3 730 000	2 249 000
150 000			**4 443 000**		**10 081 000**	**5 638 000**
156 148	18-20/02/2004	18,79	2 934 021	41,86	6 536 355	3 602 334
200 000	18-20/02/2004	14,03	2 806 000	42,14	8 428 000	5 622 000
356 148			**5 740 021**		**14 964 355**	**9 224 334**
50 000	17-18/02/2004	18,79	939 500	42,14	2 107 000	1 167 500
104 000	17-18/02/2004	14,03	1 459 120	42,20	4 388 800	2 929 680
154 000			**2 398 620**		**6 495 800**	**4 097 180**
30 000	12/02/2004	18,79	563 700	42,00	1 260 000	696 300
48 000	12/02/2004	14,03	673 440	42,00	2 016 000	1 342 560
78 000			**1 237 140**		**3 276 000**	**2 038 860**
22 000	16/02/2004	18,79	413 380	42,20	928 400	515 020
10 000	16/02/2004	27,63	276 300	42,20	422 000	145 700
32 000	16/02/2004	14,03	448 960	42,20	1 350 400	901 440
12 000	16/02/2004	29,07	348 840	42,20	506 400	157 560
76 000			**1 487 480**		**3 207 200**	**1 719 720**

Directors' share options continued

	Offer date	Options held at year end	Exercise price R
2004 continued			
Executive directors continued			
G Völkel	05/11/1997	30 000	27,63
	02/09/1998	24 000	14,03
	04/10/1999	20 000	29,07
	04/10/1999	70 000	34,18a
	25/05/2000	350 000	29,84
	20/02/2003	210 000	16,19
	19/05/2004	200 000	35,10
		904 000	
Non-executive directors			
ME King	02/05/2001	200 000	27,20
D Konar	02/05/2001	200 000	27,20
IS Levy	02/05/2001	200 000	27,20
M Lock	02/05/2001	200 000	27 20
MJ Shaw	30/07/2001	200 000	29,62

Share options may be exercised in lots of 25% after two years from the offer date and 25% every year thereafter.

a = Options granted by The JD Group Limited Share Incentive Trust which are exercisable 20% after three years, 20% after four years and the remainder after five years from the offer date.

Directors' direct and indirect interest in shares of the Company
at the year end and 3 November 2005, the date on which the financial results were published.

	2005	2004
ID Sussman	**250 000**	200 000
HC Strauss	–	100 000
JL Bezuidenhout	**50 000**	100 000
G Völkel	**70 000**	23 000
ME King	**2 428**	2 428
D Konar	**46 000**	
IS Levy	**2 428**	2 428
	420 856	427 856

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
12 000	02/08/2004	18,79	225 480	45,00	540 000	314 520
6 000	02/08/2004	27,63	165 780	45,00	270 000	104 220
18 000			**391 260**		**810 000**	**418 740**

Revenue
Revenue comprises net invoiced value of merchandise sold excluding value added tax, net finance charges earned and income generated from financial and other services.

Cost of sales
Cost of sales comprises costs of purchase and other costs incurred in bringing inventories to their present location and condition.

Operating margin
Operating income divided by revenue.

Interest cover
Operating and investment income divided by net finance costs.

Earnings per share
Income attributable to shareholders divided by the weighted average number of shares in issue, excluding treasury shares.

Headline earnings per share
Income attributable to shareholders adjusted for exceptional losses on discontinuance, surpluses or losses on disposal of property, plant and equipment and goodwill amortised, divided by the weighted average number of shares in issue, excluding treasury shares.

Diluted earnings and headline earnings per share
As for earnings and headline earnings per share after including the dilutive impact of share options in respect of unissued shares granted to employees in the weighted average number of shares in issue.

Dividend cover
Earnings per share divided by cash equivalent dividends per share.

Return on closing shareholders' equity
Income attributable to shareholders divided by shareholders' equity at year end.

Return on average shareholders' equity
Income attributable to shareholders divided by average shareholders' equity.

Return on assets managed
Operating and investment income divided by average total assets (excluding deferred taxation) less average non-interest bearing debt.

Net asset value per share
Shareholders' funds divided by the total number of shares in issue.

Gearing ratio
Interest bearing debt less cash resources divided by shareholders' equity.

Current ratio
Current assets divided by current liabilities.

Basis of accounting

The annual financial statements are prepared on the historical cost basis, except for certain financial instruments carried at fair value or amortised cost as appropriate, and are in accordance with International Financial Reporting Standards, and incorporate the following principal accounting policies, which are consistent, in all material respects, with those of the previous year, except for the adoption of the following revised accounting standards:

- IAS 36 Impairment of Assets
- IAS 38 Intangible Assets
- IFRS 3 Business Combinations.

The impact of the adoption of these accounting standards on the Group has been immaterial.

The annual financial statements are presented in South African rand since this is the currency in which the majority of the Group's transactions are denominated. Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R million.

Consistent with prior financial reporting periods the trading cycle ends on the 15th of each following month. These financial statements are therefore for the year ended 15 September 2005.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities over whose financial and operating policies the Group has the power to exercise control, so as to obtain benefits from their activities.

On acquisition, the assets and liabilities of the subsidiaries are measured at fair value. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair value of assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent. The results of subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All intercompany transactions and balances are eliminated on consolidation.

The accounting policies and year ends of all consolidated subsidiaries are consistent throughout the Group. The consolidation of Abra SA for the year ended 31 August 2005 is based on audited results.

The assets and liabilities of foreign subsidiaries are translated into rand at rates of exchange ruling at the year end. The results of their operations are translated at an appropriate weighted average rate of exchange for the year.

Subsidiaries acquired with the intention of disposal in the foreseeable future are not consolidated.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash generating units expected to benefit from the synergies of the combination. Cash generating units to which goodwill has been allocated are tested for impairment annually. This is a change in accounting policy as goodwill was previously amortised. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

On disposal of a subsidiary, associate or joint venture company, the attributable amount of goodwill is included in the determination of profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS 3 has been retained at the previously recognised carrying amounts subject to being tested for impairment at that date. The carrying amounts of the related accumulated amortisation at the beginning of the year were eliminated with a corresponding decrease in goodwill.

Goodwill arising on acquisitions by foreign entities is treated as assets and liabilities of the foreign entity and translated into rand at rates of exchange ruling at the reporting date.

Intangibles

Intangibles are stated at cost if acquired separately or at fair value at the date of acquisition in a business combination. The fair value was previously limited to the extent of positive goodwill existing after the allocation of the purchase consideration to the net tangible assets. In future the intangible assets acquired in a business combination will be stated at fair value at acquisition. Intangibles are amortised on a straight line basis over their estimated useful lives.

Interest in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee, but which it does not control.

The results of associates are incorporated in these financial statements using the equity method of accounting based on their most recent financial statements. If the most recent available financial statements are for an accounting period which ended more than six months prior to the Group's year end, the most recent available management accounting results have been brought into account. The carrying value of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a Group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of the impairment of the asset transferred.

Any difference between the cost of acquisition and the Group's share of the net identifiable assets, fairly valued, is recognised and treated according to the Group's accounting policy for goodwill and included in the carrying value of the investment.

Interest in joint ventures
A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint venture companies are accounted for using the equity method of accounting based on their most recent financial statements as described in the policy above relating to interest in associates.

Taxation
The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding taxation basis used in the computation of assessable taxable profit. In general, deferred taxation liabilities are recognised for all taxable temporary differences and deferred taxation assets are recognised to the extent that is it probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities which affects neither taxable profit nor the accounting profit at the time of the transaction. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the Group is able to control the reversal of temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation is calculated at the taxation rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred taxation is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred taxation is also dealt with in equity.

Provisions
Provisions are recognised when the Group has a present, constructive or legal obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

An onerous contract is a contract under which the unavoidable costs of meeting the obligation exceeds the economic benefit expected to be received under it. When a contract becomes onerous, the present obligation under a contract is recognised and measured as a provision.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and deposits on call with banks and investment banks and other short term highly liquid investments that are readily convertible to cash and are subject to an insignificant risk of changes in value.

Treasury shares
Shares purchased by wholly owned Group companies in their holding company and by the employee share trusts are classified as treasury shares and held at cost. For presentation purposes treasury shares are set off against equity and reserves in the Group's consolidated balance sheet.

Dividends received on treasury shares are eliminated on consolidation.

Treasury shares are taken into account in the calculation of earnings per share.

Discontinued operations
A discontinued operation is a significant distinguishable component of the Group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operation.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date.

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying asses (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. The capitalisation rate applied is the weighted average of the net borrowing costs applicable to the net borrowings of the Company. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Exceptional items
All items of income and expense are taken into account in arriving at income before taxation. Where items of income

and expense are of such size, nature or incidence that their disclosure is relevant to explain the performance of the Group or Company, they are separately disclosed and appropriate explanations are provided.

Research and development costs
Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight line basis over the life of the project from the date of commencement of commercial operation.

Property, plant and equipment
Property, plant and equipment is stated at historical cost to the Group, less accumulated depreciation.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying value of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the Group. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is provided on the straight line basis, at rates that will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry. Depreciation rates vary between 10% and 33% per annum as disclosed in note 9.

Land is not depreciated. Leasehold improvements on leased premises are capitalised and written off over the term of the lease.

The recorded value of depreciated assets is periodically compared to the anticipated recoverable amount if the asset were to be sold. Where an asset's recorded value has declined below the recoverable amount, and the decline is expected to be of a permanent nature, the asset is written down to its recoverable amount and the decline is recognised as an expense.

Surplus or loss arising on disposal of assets is determined as the difference between the sale proceeds and carrying value of the asset and is recognised in net profit or loss for the period.

Leased assets
Lease agreements which transfer substantially all the risks and rewards associated with ownership of an asset to the lessee are regarded as finance leases. Assets subject to finance lease agreements are capitalised at the lower of the present value of the minimum lease payment and their cash cost equivalent and the corresponding liability to the lessor is raised. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against operating income and the capital repayment, which in turn reduces the liability to the lessor. These assets are depreciated on the same basis as the property, plant and equipment owned by the Group over the period of the lease.

Other leases, which merely confer the right to the use of an asset, are treated as operating leases, with lease payments charged against operating income on a straight line basis over the period of the lease.

Inventories
Inventories comprise merchandise for resale and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average cost basis. Adequate provision is made for obsolete and slow moving inventories.

Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument. All financial instruments are recorded at cost, including transaction costs, at initial recognition date. Subsequent to initial recognition these instruments are measured as set out below.

Investments
Investments in securities are recognised on a trade date basis and are initially measured at cost including transaction costs. At subsequent reporting dates, where the Group has the intention and ability to hold the investment to maturity, the investment is measured at amortised cost less any provision for impairment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Trade receivables
Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts based on estimated future cash flows discounted at the effective rate implicit to each contract. Bad debts are written off during the year in which they are identified.

Interest bearing debt
Interest bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leased assets set out above.

Trade payables
Trade payables are recorded at their nominal value. An adjustment is made to the carrying value to take into account the imputed interest relating to the extended terms received from suppliers, where the terms are beyond the normal credit terms in the industry. A corresponding adjustment is made to cost of sales and finance costs.

Derivative financial instruments
The Group uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecasted transactions. Such derivatives are initially recorded at cost, if any, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

De-recognition
Financial assets (or a portion thereof) are de-recognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it are included in the income statement.

Fair value methods and assumptions
The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risks existing at reporting dates, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short term trading cycle of these items.

Offsetting financial assets and liabilities
Financial assets and liabilities are set off where the Group has a legal and enforceable right to set off and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis.

Impairment
At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit, except for goodwill, is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash generating unit in prior years. A reversal of an impairment loss is recognised in income immediately.

Revenue recognition
Instalment sales
Profits on sales under instalment sale transactions are included in revenue at date of delivery. Finance charges, calculated on the effective interest rate method, are taken to revenue over the period of the agreements as instalments become due. This method approximates the net present value of anticipated future cash flows.

Sale of goods
Revenue from sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably, and when the collectability of the consideration in respect of the sale is reasonably assured.

Interest
Interest revenue is recognised on the time proportion basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income
Dividend income from investments is recognised when the right to receive payment has been established.

Foreign currency transactions
Transactions in currencies other than the reporting currency are accounted for at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries which are classified as foreign entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and recognised as income or expense in the period in which the entity is disposed of.

Foreign assets and liabilities of foreign operations are translated at the approximate rates of exchange ruling at the balance sheet date while the results of trading are translated at the average exchange rate for the period. Exchange differences arising, if any, are recognised in the income statement in the period in which they arise.

Retirement benefits
Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

For defined benefit plans the cost of providing the benefit is determined using the projected unit credit method. The scheme is actuarially valued for financial reporting purposes at each reporting date. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight line basis over the average remaining working lives of members.

The amount recognised in the balance sheet represents the present value of defined benefit obligations as adjusted for unrecognised actuarial gains and losses, past service costs, and as reduced by the fair value of plan assets. Any asset resulting from the calculation is limited to the unrecognised actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plan.

Equity compensation benefits
The Company grants share options to certain directors and employees under the share incentive schemes. The costs incurred in administering the schemes are expensed as incurred. No compensation cost is recognised in these annual financial statements for options or shares granted to employees from the share incentive scheme.

Contingencies and commitments
Transactions are classified as contingencies where the Group's obligation depends on uncertain future events.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

Dividends
Dividends declared to equity holders are included in the statement of changes in equity in the year in which they are proposed.

Taxation costs incurred on dividends are dealt with in income in the year in which they are declared.

Segmental reporting
Segment accounting policies are consistent with those adopted for the preparation of the financial statements of the consolidated Group. The primary basis for reporting segment information is chains and the secondary basis is by significant geographical region, which is based on the location of assets. The basis is consistent with internal reporting for management purposes as well as the source and nature of business risks and returns.

Related party transactions
The Group does not have one single controlling shareholder.

All subsidiaries and associated companies of the Group are related parties. A list of the major subsidiaries and associated companies is included in these financial statements. Details of loans to and from associated companies are also provided.

Repurchase of issued shares
When issued shares are repurchased, the consideration paid is accounted for as a set off against equity and reserves in the Group's consolidated balance sheet.

Restatement of comparative figures
The Group previously accounted for operating leases as and when incurred. In terms of circular 7/2005 issued by the South African Institute of Chartered Accountants, the Group now accounts for operating lease costs on a straight line basis over the period of the lease. The financial statements of the prior period have been restated to reflect this change.

Group income statement
for the year ended 31 August

	Notes	2005 Rm	Restated* 2004 Rm
Revenue	2	**9 933**	9 056
Cost of sales		**4 623**	4 148
Operating expenses before the following:		**3 442**	3 465
Depreciation		**91**	94
Amortisation			
– goodwill		**–**	2
– trademark		**20**	14
Loss on disposal of Mozambique operations		**5**	–
Loss on disposal and closure of BoConcept		**–**	50
Loss on closure of Profurn legacy stores		**–**	34
Surplus on disposal of property, plant and equipment		**(8)**	(7)
Operating income	3	**1 760**	1 256
Investment income		**53**	24
Finance income	4	**63**	62
Finance costs	4	**(205)**	(207)
Share of profit of associate	12.3	**1**	–
Income before taxation	5	**1 672**	1 135
Taxation	6	**457**	351
Income attributable to shareholders		**1 215**	784
Reconciliation of headline earnings			
Income attributable to shareholders		**1 215**	784
Goodwill amortised		**–**	2
Loss on disposal of Mozambique operations		**5**	–
Loss on disposal and closure of BoConcept		**–**	50
Loss on closure of Profurn legacy stores		**–**	34
Surplus on disposal of property, plant and equipment		**(8)**	(7)
Taxation thereon		**2**	2
Headline earnings		**1 214**	865
Number of shares in issue (000)		**175 500**	172 000
Treasury shares held (000)		**587**	3 288
Number of shares held outside the Group (000)		**174 913**	168 712
Weighted average number of shares in issue (000)			
– basic		**172 221**	166 930
– diluted		**178 826**	172 493
Headline earnings per share (cents)			
– basic	7	**704,7**	518,5
– diluted	7	**678,6**	501,8
Earnings per share (cents)			
– basic	7	**705,3**	469,9
– diluted	7	**679,2**	454,7
Cash equivalent dividends per share (cents)	8	**352,0**	240,0

** Prior year figures have been restated to reflect the change in the method of recognising operating lease costs.*

Group balance sheet
at 31 August

JD GROUP

	Notes	2005 Rm	Restated* 2004 Rm
Assets			
Non-current assets		**637**	645
Property, plant and equipment	9	**250**	210
Goodwill	10	**–**	–
Trademark	11	**145**	165
Investments and loans	12.1	**110**	110
Investment in associate company	12.3	**16**	–
Deferred taxation	13	**116**	160
Current assets		**7 778**	7 094
Inventories		**867**	784
Trade and other receivables	14	**5 259**	4 871
Financial assets	22	**1**	34
Taxation		**67**	77
Bank balances and cash		**1 584**	1 328
Total assets		**8 415**	7 739
Equity and liabilities			
Equity and reserves			
Share capital and premium	15	**1 995**	1 903
Treasury shares	16	**(15)**	(88)
Non-distributable reserves	17	**138**	137
Retained income		**2 344**	1 746
Shareholders for dividend		**292**	253
Shareholders' equity		**4 754**	3 951
Non-current liabilities		**1 528**	1 537
Interest bearing long term liabilities	18	**810**	947
Non-interest bearing long term liability	19	**66**	75
Deferred taxation	13	**652**	515
Current liabilities		**2 133**	2 251
Trade and other payables	19	**1 768**	1 794
Interest bearing liabilities	18	**317**	362
Financial liabilities	22	**–**	8
Taxation		**48**	87
Total equity and liabilities		**8 415**	7 739

** Prior year figures have been restated to reflect the change in the method of recognising operating lease costs.*

Group cash flow statement

for the year ended 31 August

	Notes	2005 Rm	2004 Rm
Cash flows from operating activities		390	908
Cash generated by trading	a	1 870	1 453
Increase in working capital	b	(544)	(38)
Cash generated by operations		1 326	1 415
Investment income		53	24
Finance costs – net	c	(119)	(144)
Taxation paid	d	(292)	(123)
Cash available from operating activities		968	1 172
Dividends paid	e	(578)	(264)
Cash flows from investing activities		(118)	(72)
Proceeds on disposal of BoConcept	f	–	24
Proceeds on disposal of Mozambique operations	g	19	–
Acquisition of Blake & Associates		(15)	–
Investment and loan receipts		–	13
Proceeds on disposal of property, plant and equipment		16	24
Additions to property, plant and equipment		(138)	(133)
Cash flows from investing activities		(16)	49
Proceeds on disposal of treasury shares by share incentive trusts		166	77
Long term bank borrowings raised		180	347
Long term bank borrowings repaid		(292)	(482)
Finance lease liabilities raised		–	200
Finance lease liabilities repaid		(70)	(93)
Net increase in cash and cash equivalents		256	885
Cash and cash equivalents at beginning of year		1 328	443
Cash and cash equivalents at end of year	h	1 584	1 328

		2005 Rm	Restated* 2004 Rm
a	**Cash generated by trading**		
	Operating income	1 760	1 256
	Non-cash items		
	Depreciation	91	94
	Amortisation		
	– goodwill	–	2
	– trademark	20	14
	Operating lease costs adjustment	1	9
	Surplus on disposal of property, plant and equipment	(8)	(7)
	Loss on disposal of Mozambique operations	5	–
	Loss on disposal and closure of BoConcept	–	50
	Loss on closure of Profurn legacy stores	–	34
	Revaluation of financial assets/liabilities	1	1
		1 870	1 453
b	**Increase in working capital**		
	Increase in inventories	(88)	(45)
	(Increase)/decrease in trade and other receivables	(406)	24
	Decrease in trade and other payables	(49)	(23)
	Unrealised foreign currency translation	(1)	6
		(544)	(38)
c	**Finance costs – net**		
	Finance costs (note 4)	(205)	(207)
	Finance income (note 4)	63	62
	Fair value adjustments on financial assets and liabilities	23	1
		(119)	(144)
d	**Taxation paid**		
	Amount (payable)/receivable at beginning of year	(10)	16
	At acquisition adjustment	–	(1)
	Per income statement (note 6)	(263)	(148)
	Amount (receivable)/payable at end of year	(19)	10
		(292)	(123)
e	**Dividends paid**		
	Amount declared at beginning of year	(253)	(111)
	Declared	(617)	(406)
	Amount declared at end of year	292	253
		(578)	(264)
f	**Proceeds on disposal of BoConcept**		
	Property, plant and equipment	–	23
	Inventories	–	3
	Trade and other receivables	–	6
	Goodwill impairment	–	42
		–	74
	Loss on disposal and closure of BoConcept	–	(50)
	Proceeds	–	24
g	**Proceeds on disposal of Mozambique operations**		
	Property, plant and equipment	1	–
	Inventories	5	–
	Trade and other receivables	18	–
		24	–
	Loss on disposal of Mozambique operations	(5)	–
	Proceeds	19	–
h	**Cash and cash equivalents**		
	Bank balances and cash	1 584	1 328

Bank balances and cash included a margin deposit on interest rate swaps amounting to R21 million in 2004.

** Prior year figures have been restated to reflect the change in the method of recognising operating lease costs.*

	Share capital Rm	Share premium Rm	Treasury shares Rm	Non-distributable reserves Rm	Retained income Rm	Shareholders for dividend Rm	Total Rm
Balance at 31 August 2003 – restated	8	1 770	(39)	127	1 364	111	3 341
– as previously reported	8	1 770	(39)	127	1 415	111	3 392
– restatement for operating lease costs					(51)		(51)
At acquisition adjustment			(5)				(5)
Income attributable to shareholders					784		784
Distributable to shareholders					(415)	415	–
Distributable to share incentive trusts					8	(8)	–
Distributable to treasury shares					1	(1)	–
Paid to shareholders – 22 December 2003						(115)	(115)
Paid to share incentive trusts – 22 December 2003						2	2
Paid to shareholders – 14 June 2004						(155)	(155)
Paid to share incentive trusts – 14 June 2004						4	4
Proceeds on disposal of treasury shares			8				8
Profit on disposal of treasury shares transferred to retained income			(4)		4		–
Shares issued to share incentive trusts	1	124	(125)				–
Proceeds on disposal of treasury shares by share incentive trusts			77				77
Translation of foreign entities				10			10
Balance at 31 August 2004 – restated	9	1 894	(88)	137	1 746	253	3 951
– as previously reported	9	1 894	(88)	137	1 803	253	4 008
– restatement for operating lease costs					(57)		(57)
Income attributable to shareholders					1 215		1 215
Distributable to shareholders					(619)	619	–
Distributable to share incentive trusts					2	(2)	–
Paid to shareholders – 20 December 2004						(260)	(260)
Paid to share incentive trusts – 20 December 2004						3	3
Paid to treasury shares – 20 December 2004						1	1
Paid to shareholders – 13 June 2005						(325)	(325)
Paid to share incentive trusts – 13 June 2005						3	3
Shares issued to share incentive trusts		92	(92)				–
Proceeds on disposal of treasury shares by share incentive trusts			166				166
Profit on disposal of treasury shares included in attributable income			(1)				(1)
Translation of foreign entities				1			1
Balance at 31 August 2005	**9**	**1 986**	**(15)**	**138**	**2 344**	**292**	**4 754**

1. Restatement of prior year figures

The Group previously accounted for operating lease expenses as and when incurred. In terms of circular 7/2005 issued by the South African Institute of Chartered Accountants, the Group now accounts for operating lease expenses on a straight line basis over the period of the lease. Comparative figures have been restated.

In addition to the changes evident from the statement of changes in equity, the following amounts have been restated:

	31 August 2004 Rm
Income statement	
Income before taxation	
As previously reported	1 144
Impact of operating lease adjustment	(9)
Restated amount	1 135
Taxation	
As previously reported	354
Impact on taxation of operating lease adjustment	(3)
Restated amount	351
Income attributable to shareholders	
As previously reported	790
Net effect of operating lease adjustment	(6)
Restated amount	784

	31 August 2004 Cents
Earnings per share	
Basic and diluted earnings per share were adjusted as a result of the restatements to the income statement as noted above.	
As previously reported	
Headline earnings per share	
– basic	522,0
– diluted	505,2
Earnings per share	
– basic	473,3
– diluted	458,1
Restated	
Headline earnings per share	
– basic	518,5
– diluted	501,8
Earnings per share	
– basic	469,9
– diluted	454,7

1. Restatement of prior year figures continued

	31 August 2004 Rm
Balance sheet	
Non-interest bearing long term liability	
As previously reported	–
Operating lease adjustment	75
Restated amount	75
Deferred taxation liability	
As previously reported	540
Impact on taxation of operating lease adjustment	(25)
Restated amount	515
Trade and other payables	
As previously reported	1 787
Operating lease adjustment	7
Restated amount	1 794

Cash flow statement

There was no impact on the cash flow in respect of the restatement.

	2005 Rm	2004 Rm
2. Revenue		
Sale of merchandise	**6 763**	6 131
Finance charges earned	**1 454**	1 454
Financial services	**1 258**	1 095
Other services	**458**	376
	9 933	9 056

	2005 Rm	Restated 2004 Rm
3. Reconciliation of revenue to operating income		
Revenue	9 933	9 056
Cost of sales	4 623	4 148
Other direct operating expenses	571	661
Administration and IT	566	550
Marketing	342	333
Occupancy	458	498
Employees	1 338	1 296
Transport and travel	221	223
Management fee	29	25
Amortisation – goodwill	–	2
– trademark	20	14
Loss on disposal of Mozambique operations	5	–
Loss on disposal and closure of BoConcept	–	50
Operating income	1 760	1 256

	2005 Rm	Restated 2004 Rm
4. Finance costs – net		
Finance costs		
Interest paid	174	202
Fair value losses on financial instruments	31	5
	205	207
Finance income		
Interest received	(55)	(58)
Fair value gains on financial instruments	(8)	(4)
	(63)	(62)
Finance costs – net	142	145

	2005 Rm	Restated 2004 Rm
5. Income before taxation		
is stated after taking account of the following items:		
Auditors' remuneration		
Audit fees – current	5	5
– prior	3	3
Other services	3	2
Expenses	–	1
	11	10
Depreciation of property, plant and equipment		
Owned	91	90
Leased	–	4
	91	94
Directors' remuneration (see disclosure on page 70)		
Services as directors	1	1
Other services (included in the management fees below)	20	16
	21	17
Fair value losses on embedded derivatives	3	1
Foreign exchange losses	5	19
Foreign exchange losses on translation of foreign operations	20	19
Goodwill amortisation	–	2
Loss on disposal of operations		
Loss on disposal and closure of BoConcept (including impairment of goodwill)	–	50
Loss on disposal of Mozambique operations	5	–
	5	50
Management fees		
Sustein Management (Pty) Ltd (includes directors' remuneration – other services)	29	25
Operating leases		
Business premises	355	386
Office equipment	21	21
	376	407
Retirement benefit costs		
Defined contribution funds	61	61
Defined benefit funds	5	7
	66	68
Surplus on disposal of property, plant and equipment	(8)	(7)
Trademark amortisation	20	14

	2005 Rm	Restated 2004 Rm
6. Taxation		
South African taxation		
Normal – current	216,0	142,1
– prior	–	0,8
Deferred – current	175,5	175,9
– prior	–	(0,9)
– rate adjustment	(8,8)	–
Secondary taxation on companies	43,5	–
Secondary taxation on companies (deferred)	26,9	29,2
	453,1	347,1
Foreign taxation		
Normal – current	6,1	4,6
– prior	(2,2)	0,9
Deferred – current	6,9	(2,3)
– prior	–	1,1
– rate adjustment	0,2	–
– translation	(6,8)	–
	4,2	4,3
Total taxation	457,3	351,4
Dealt with as follows:		
Current taxation	263,4	148,4
Deferred taxation	193,9	203,0
	457,3	351,4
Reconciliation of tax charge		
Domestic standard normal rate of taxation (%)	*29,0*	*30,0*
Taxation at standard rate	484,9	340,5
Adjusted for		
Foreign tax rate differential	(0,3)	1,6
Expenditure disallowed	9,2	32,1
Exempt income	(110,5)	(92,3)
Prior years	(2,2)	1,9
Deferred tax assets not raised	14,4	38,4
Secondary taxation on companies	70,4	29,2
Rate adjustment	(8,6)	–
Taxation charged to income	457,3	351,4
Effective rate of taxation (%)	*27,3*	*30,9*
Estimated tax losses available for set off against future taxable income		
Tax losses available	408,0	419,8
Deferred tax assets not raised	269,4	243,3
Deferred tax assets raised	138,6	176,5
Tax effect at country rate of tax (note 13)	38,7	50,8

Deferred tax assets relating to tax losses of R269,4 million (2004: R243,3 million) have not been raised in accordance with Group policy because the probability of utilising these losses in the foreseeable future is considered to be remote.

	2005	Restated 2004
7. Earnings per share and headline earnings per share		
The calculation of earnings per share is based on income attributable to shareholders of R million	1 215	784
Basic		
Weighted average number of shares in issue during the year of (000)	172 221	166 930
	Cents	Cents
Earnings per share	705,3	469,9
Surplus on disposal of property, plant and equipment	(4,8)	(4,3)
Goodwill amortised	–	1,2
Loss on disposal of Mozambique operations	2,8	–
Loss on disposal and closure of BoConcept	–	29,9
Loss on closure of Profurn legacy stores	–	20,5
Taxation effect thereon	1,4	1,3
Headline earnings per share	704,7	518,5
Diluted		
Dilutive effect of bonus element in share options (000)	6 605	5 563
Diluted weighted average number of shares in issue during the year of (000)	178 826	172 493
	Cents	Cents
Diluted earnings per share	679,2	454,7
Surplus on disposal of property, plant and equipment	(4,6)	(4,1)
Goodwill amortised	–	1,2
Loss on disposal of Mozambique operations	2,7	–
Loss on disposal and disposal of BoConcept	–	28,9
Loss on closure of Profurn legacy stores	–	19,8
Taxation effect thereon	1,3	1,3
Diluted headline earnings per share	678,6	501,8
The above are calculated based on rand amounts as opposed to R millions.		
8. Distribution to shareholders	Rm	Rm
Final dividend prior year		
– declared 150 cents on 172 000 000 shares (2004: 68 cents on 166 830 000 shares)	(258)	(113)
– paid 150 cents on 173 000 000 shares (2004: 68 cents on 169 000 000 shares)	259	115
Interim dividend		
– declared and paid 185 cents on 175 500 000 shares (2004: 90 cents on 172 000 000 shares)	325	155
Final dividend		
– declared 167 cents on 175 500 000 shares (2004: 150 cents on 172 000 000 shares)	293	258
Total distribution to shareholders	619	415

JD GROUP

		Property Rm	Leasehold improve-ments Rm	Vehicles and forklift trucks Rm	Computer hardware Rm	Computer software Rm	Office equipment, furniture and fittings Rm	**2005 Rm**
9.	**Property, plant and equipment**							
	2005							
	Owned							
	At beginning of year							
	Cost	52	102	228	21	26	69	**498**
	Accumulated depreciation	(9)	(63)	(147)	(13)	(7)	(51)	**(290)**
	Net book value	43	39	81	8	19	18	**208**
	Movement for the year							
	Additions	10	58	59	1	1	9	**138**
	Depreciation	(2)	(28)	(44)	(4)	(7)	(6)	**(91)**
	Disposals – cost	–	(6)	(84)	(2)	–	(1)	**(93)**
	– accumulated depreciation	–	6	80	1	–	1	**88**
	At end of year							
	Cost	62	154	203	20	27	77	**543**
	Accumulated depreciation	(11)	(85)	(111)	(16)	(14)	(56)	**(293)**
	Net book value	51	69	92	4	13	21	**250**
	Leased							
	At beginning of year							
	Cost	–	–	10	–	–	4	**14**
	Accumulated depreciation	–	–	(9)	–	–	(3)	**(12)**
	Net book value	–	–	1	–	–	1	**2**
	Movement for the year							
	Disposals – cost	–	–	(10)	–	–	(4)	**(14)**
	– accumulated depreciation	–	–	9	–	–	3	**12**
	At end of year							
	Cost	–	–	–	–	–	–	**–**
	Accumulated depreciation	–	–	–	–	–	–	**–**
	Net book value	–	–	–	–	–	–	**–**
	Total net book value	51	69	92	4	13	21	**250**
	Depreciation rates (%)	10	25	25 – 33	25	25	10 – 25	
	Directors' valuation of property							**112**

A register of property is available for inspection by members at the registered office of the Company.
There was no change in the nature of property, plant or equipment or in the policy regarding their use.
Certain leased assets are pledged as security for finance lease liabilities (note 18).

	Property Rm	Leasehold improve-ments Rm	Vehicles and forklift trucks Rm	Computer hardware Rm	Computer software Rm	Office equipment, furniture and fittings Rm	2004 Rm
9. Property, plant and equipment continued							
2004							
Owned							
At beginning of year							
Cost	38	95	216	33	7	77	466
Accumulated depreciation	(5)	(46)	(145)	(18)	(1)	(49)	(264)
Net book value	33	49	71	15	6	28	202
Movement for the year							
Additions/transfers	14	32	57	8	19	3	133
Depreciation	(4)	(23)	(42)	(8)	(6)	(7)	(90)
Disposals – cost	–	(25)	(45)	(20)	–	(10)	(100)
– accumulated depreciation	–	6	40	13	–	5	64
Foreign exchange rate conversion	–	–	–	–	–	(1)	(1)
At end of year							
Cost	52	102	228	21	26	69	498
Accumulated depreciation	(9)	(63)	(147)	(13)	(7)	(51)	(290)
Net book value	43	39	81	8	19	18	208
Leased							
At beginning of year							
Cost	–	–	24	1	–	7	32
Accumulated depreciation	–	–	(17)	(1)	–	(6)	(24)
Net book value	–	–	7	–	–	1	8
Movement for the year							
Depreciation	–	–	(4)	–	–	–	(4)
Disposals – cost	–	–	(14)	(1)	–	(3)	(18)
– accumulated depreciation	–	–	12	1	–	3	16
At end of year							
Cost	–	–	10	–	–	4	14
Accumulated depreciation	–	–	(9)	–	–	(3)	(12)
Net book value	–	–	1	–	–	1	2
Total net book value	43	39	82	8	19	19	210
Depreciation rates (%)	10	25	25 – 33	25	25	10 – 25	
Directors' valuation of property							73

Certain leased assets were pledged as security for finance lease liabilities (note 18).

	2005 Rm	2004 Rm
10. Goodwill		
Cost		
Opening balance	152	202
Reclassification from amortisation	(152)	–
Translation adjustment	–	2
Removal of BoConcept	–	(52)
	–	152
Accumulated amortisation and impairment		
Opening balance	152	160
Reclassification to cost	(152)	
Amortisation	–	2
Impairment due to closure of BoConcept	–	42
Removal of BoConcept	–	(52)
	–	152
Net book value	–	–

	2005 Rm	2004 Rm
11. Trademark		
Cost		
Profurn trademark acquired	193	193
Accumulated amortisation		
Opening balance	28	14
Amortisation	20	14
	48	28
Net book value	145	165

The trademark is amortised over a period of 10 years.

	2005 Rm	2004 Rm
12. Investments and loans		
12.1 Unlisted		
Shares at cost, which approximates fair value	110	110
Investment in non-consolidated subsidiaries	–	–
Shares at cost	1	1
Loans to non-consolidated subsidiaries (after amounts written off)	156	156
	157	157
Impairment	(157)	(157)
	110	110

The impairment has been calculated based on the directors' estimation of cash to be received on the respective loans.

	2005 Rm	2004 Rm
12. Investments and loans continued		
12.2 Abridged aggregated balance sheet of non-consolidated subsidiaries		
Equity	1	1
Distributable reserves	(176)	(234)
Opening balance	(234)	63
Movement*	58	(297)
Non-distributable reserves	17	97
Opening balance	97	(99)
Movement*	(80)	196
	(158)	(136)
Net current assets	2	18
Bank balances and cash	1	2
Loans from consolidated subsidiaries	(161)	(156)
	(158)	(136)
Reconciliation of estimated recoverable portion of loans		
Net asset value	(158)	(136)
Loans from consolidated subsidiaries after amounts written off (note12.1)	156	156
	(2)	20
Amount considered recoverable/(not recoverable)	2	(20)
	–	–

** Includes the effect of the liquidation of African subsidiaries in 2004.*

	2005 Rm	2004 Rm
12.3 Investment in associate company		
Unlisted		
Blake & Associates		
– Shares at cost (27,5%)	15	
Attributable share of post-acquisition retained earnings		
– Current year share of profit	1	
Carrying value	16	
Directors' valuation of unlisted investment in associate company	16	
Nature of business		
Provides comprehensive debtors' management capabilities to clients.		
Aggregate financial information in respect of associate company		
Balance sheet		
Assets		
Non-current assets	13	
Current assets	22	
	35	
Capital and reserves	22	
Non-current liabilities	6	
Current liabilities	7	
	35	

JD GROUP

	2005 Rm	Restated 2004 Rm
13. Deferred taxation		
Amount provided at beginning of year	355	246
At acquisition adjustment of Profurn	–	(51)
Deferred tax on STC credit from dividends received	(13)	(43)
Charged to income statement (note 6)	194	203
	536	355
The deferred taxation provision comprises the following temporary differences:		
Instalment sale receivables' allowances	**534**	372
Provisions	**(82)**	(81)
Trademarks	**(32)**	(45)
Trademark attributable to Profurn acquisition	**42**	50
Assets unrealised	–	6
Payments in advance	**11**	12
Other	**102**	106
Tax losses	**(39)**	(51)
STC credits	–	(14)
	536	355
Deferred taxation is disclosed as:		
Asset	**(116)**	(160)
Liability	**652**	515
	536	355
14. Trade and other receivables		
Instalment sale receivables[1]	**6 964**	6 394
Less: Provisions	**(1 956)**	(1 850)
Unearned finance charges	**(1 008)**	(917)
Bad debts	**(401)**	(482)
Other[2]	**(547)**	(451)
Net instalment sale receivables	**5 008**	4 544
Other receivables	**251**	327
Total trade and other receivables	**5 259**	4 871
Provisions as a percentage of instalment sale receivables (%)	***28,1***	*28,9*

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

(1) Classified as originated loans and receivables and carried at amortised cost.
(2) Other consist of extended guarantees, unearned club and insurance provisions.

Bank borrowings are secured by a negative pledge of instalment sale receivables (note 18).

Notes to the Group annual financial statements

continued

	2005 Rm	2004 Rm
15. Share capital and premium		
Share capital		
Authorised		
250 000 000 (2004: 250 000 000) ordinary shares of 5 cents each	13	13
Issued		
175 500 000 (2004: 172 000 000) ordinary shares of 5 cents each	9	9
Share premium		
Balance at beginning of year	1 894	1 770
Additions during year net of share issued expenses:		
On 3 500 000 (2004: 5 170 000) ordinary shares issued at premiums of 1 423 to 2 979 (2004: 1 398 to 2 979) cents in terms of options exercised by employees participating in The JD Group Employee Share Incentive Scheme	92	124
Balance at end of year	1 986	1 894
Total share capital and premium	1 995	1 903

9 319 500 (2004: 14 022 632) shares are under option to employees of the Group in terms of The JD Group Employee Share Incentive Scheme at prices varying between R14,03 and R56,25 per share (page 112).

17 005 500 (2004: 11 777 368) shares are under the control of the directors to be granted in terms of The JD Group Employee Share Incentive Scheme (page 112).

A maximum of ten million of the remaining unissued shares are under the control of the directors until the forthcoming annual general meeting. None of these shares under the control of the directors can be issued to The JD Group Employee Share Incentive Scheme.

	2005 Rm	2004 Rm
16. Treasury shares		
JD Group Limited ordinary shares of 5 cents each held by Group companies and employee share incentive trusts at cost:		
Protea Furnishers S.A. (Pty) Ltd		
Nil (2004: 421 941) ordinary shares	–	9
The JD Group Employee Share Incentive Scheme		
587 349 (2004: 2 292 087) ordinary shares	15	59
The JD Group Limited Share Incentive Trust		
Nil (2004: 574 309) ordinary shares	–	20
	15	88
17. Non-distributable reserves		
Made up as follows:		
Foreign currency translation reserve	(1)	(2)
Revaluation of shares issued pursuant to the acquisition of Profurn	139	139
	138	137

	2005 Rm	2004 Rm
18. Interest bearing liabilities		
Bank borrowings	**605**	717
Finance lease liabilities	**522**	592
	1 127	1 309
Payable within one year reflected under current liabilities	**(317)**	(362)
	810	947

These have been classified as liabilities held to maturity and are carried at amortised cost.

Bank borrowings are secured by a negative pledge of instalment sale receivables of R6 964 million (2004: R6 394 million).

The interest rates per annum are:
2005:
- on R53 million: variable rate linked to prime, fixed at 4,44% for the period to 28 February 2006;
- on R20 million: variable rate linked to jibar, fixed at 9,06% for the period to 31 October 2005;
- on R102 million: variable rate linked to jibar, fixed at 4,54% for the period to 1 October 2005;
- on R200 million: variable rate linked to prime, currently at 7,0%.

The above are repayable in bi-annual instalments of capital and interest of approximately R141 million and R90 million respectively.

- on R128 million: fixed at 10,69% for the period to 24 November 2008;
- on R102 million: variable rate linked to jibar, fixed at 8,75% for the period to 24 November 2005.

The above are repayable in quarterly instalments of capital and interest of approximately R24 million each.

2004:
- on R150 million: variable rate linked to prime, fixed at 2,98% for the period to 30 September 2004;
- on R40 million: variable rate linked to jibar, fixed at 9,42% for the period to 30 September 2004;
- on R217 million: variable rate linked to jibar, fixed at 3,21% for the period to 1 October 2004.

The above are repayable in bi-annual instalments of capital and interest of approximately R144 million each.

- on R174 million: fixed at 10,69% for the period to 24 November 2008;
- on R130 million: variable rate linked to jibar, fixed at 9,15% for the period to 24 November 2004.

The above are repayable in quarterly instalments of capital and interest of approximately R25 million each.

- on R6 million: variable rate linked to prime, currently at 14,25%, repayable in equal monthly instalments to be fully repaid by no later than 15 December 2004.

Finance lease liabilities are secured by certain intellectual property and fixed assets. Finance lease liabilities bear interest at effective rates of 13,81% to 15,64% (2004: 13,81% to 15,64%) per annum and are repayable in bi-annual instalments of capital and interest of approximately R81 million (2004: R81 million) each.

	2005 Rm	2004 Rm
18. Interest bearing liabilities continued		
Interest bearing liabilities are repayable in the following financial years:		
Bank borrowings		
2005		291
2006	236	250
2007	67	74
2008	285	81
2009	17	21
	605	717
Finance lease liabilities		
2005		71
2006	81	83
2007	95	95
2008	112	112
2009	143	141
2010	31	31
2011	36	36
2012	24	23
	522	592

In terms of the articles of association of the Company and all its subsidiaries, borrowing powers are unlimited.

19. Trade and other payables

The directors consider the carrying amount of trade and other payables to approximate their fair values. The credit period of trade payables ranges between 30 and 90 days.

19.1 The following provisions are included in trade and other payables:

Raised on the acquisition of Profurn:	Raised at acquisition Rm	Utilised by 31 August 2004 Rm	Utilised during 31 August 2005 Rm	**Balance at 31 August 2005 Rm**
Retrenchment costs	43	(29)	(1)	13
Closing of facilities	30	(26)	–	4
Lease closure costs	134	(73)	(36)	25
	207	(128)	(37)	42

Raised on the closure of Profurn legacy stores:	Raised on closure Rm	Utilised by 31 August 2004 Rm	Utilised during 31 August 2005 Rm	**Balance at 31 August 2005 Rm**
Retrenchment costs	1	(1)	–	–
Lease closure costs	8	–	(7)	1
	9	(1)	(7)	1

	2005 Rm	Restated 2004 Rm
19. Trade and other payables continued		
19.1 The following provisions are included in trade and other payables: continued		
Other provisions:		
Leave pay	51	43
Annual bonus	40	39
	91	82
19.2 The following amounts are included in trade and other payables:		
Operating lease costs adjustment	83	82
Less: included in non-interest bearing long term liability	(66)	(75)
	17	7

20. Commitments

	2005 Rm	Restated 2004 Rm
Capital expenditure		
Authorised and contracted	75	14
Authorised but not yet contracted	577	109
	652	123

This expenditure will be financed from internal sources and existing borrowing facilities.

	2005 Rm	Restated 2004 Rm
Operating lease commitments (predominantly premises)		
Due within one year	339	367
Due within two to five years	696	782
	1 035	1 149

21. Foreign assets

Total assets subject to exchange control of a foreign country amount to R46 million (2004: R52 million).

22. Financial risk management

Senior executives meet on a regular basis to analyse interest rate exposures and evaluate treasury management strategies against revised economic forecasts. Compliance with Group policies and exposure limits are reviewed at quarterly meetings of the board. The directors believe, to the best of their knowledge, that there are no undisclosed financial risks.

22.1 Interest rate management

As part of the process of managing the Group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated additional borrowings, the Company and its subsidiaries make use of interest rate derivatives, only as approved in terms of Group policy limits. At 31 August 2005, the Group had entered into derivative instruments exchanging variable for fixed interest rates. The value of borrowings hedged by interest rate derivatives and the fair values of these contracts as recorded, were as follows:

Notional amount Rm	Commencement date	Maturity date	Fair value Rm
102	1 July 2005	1 October 2005	–

22.2 Foreign currency management

Certain foreign currency transactions are covered by forward exchange contracts from the time such transactions are entered into until settlement date. The writing of option contracts is prohibited. The amounts represent the rand equivalents of commitments to purchase foreign currencies and all of these commitments mature within three months of the year end.

22. Financial risk management *continued*

22.2 Foreign currency management continued

	Foreign currency 000	Rand equivalent R000	Market value R000	Fair value R000
Covered forward commitments				
US dollars	22 672	146 003	146 003	–
Uncovered forward commitments				
US dollars	–	–	–	–

The fair values of the forward exchange contracts of R Nil (2004: R3,3 million) are included in financial liabilities.

22.3 Embedded derivatives

Abra SA entered into US dollar and euro based property leases. A fair value asset of R0,5 million has been recognised for the 2005 financial year (2004: R3,6 million asset) resulting in a charge of R3,1 million to the income statement (2004: R1,1 million charge).

22.4 Credit risk management

Potential concentrations of credit risk consist principally of trade receivables and short term cash investments.

The Group only deposits short term cash surpluses with four major banks of high quality credit standing. Trade receivables comprise a large, widespread customer base. The granting of credit is controlled by the application of behavioural scoring models and the assumptions therein are reviewed and updated on an ongoing basis. At 31 August 2005, the Group did not consider that any significant concentration of credit risk existed which had not been adequately provided for.

22.5 Liquidity risk

The Group has limited risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

Banking facilities	**2005 Rm**	2004 Rm
Total banking and loan facilities	**1 483**	1 578
Banking borrowings (note 18)	**605**	717
Unutilised banking facilities	**878**	861

In addition, the Group has cash on hand at year end of R1 584 million (2004: R1 328 million).

23. Employee benefit plans

The Group has made provision for pension and provident schemes covering substantially all employees. All eligible employees are members of either a defined benefit or a defined contribution scheme administered by Alexander Forbes Financial Services, Old Mutual Employee Benefits Industry Funds Unit or the Social Security Fund in Poland.

One defined benefit scheme and 12 defined contribution schemes are in operation. The assets of these schemes are held in administered trust funds separate from the Group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities. The schemes are governed by the South African Pension Funds Act of 1956 or the Polish Social Securities System Act of 1998.

The defined benefit fund is valued actuarially at intervals of not more than three years using the projected unit credit method. The latest statutory actuarial valuation was performed as at 31 December 2004. The information presented below is extracted from the report on actuarial calculations for IAS 19 (Revised) purposes.

In arriving at their conclusion, the actuaries took into account the following reasonable long term estimates:

	2005 %	2004 %
Inflation	**5,0**	5,0
Increase in salaries	**7,5**	6,5
Increase in pensions	**3,3**	2,8
Return on investment	**9,6**	10,0
Discount rate	**10,5**	10,0

23. Employee benefit plans continued

The actuarially determined fair value of assets of the defined benefit scheme was R102 million (2004: R91 million) which corresponds with the market value at that date. This is sufficient to cover the benefits that had accrued to members, allowing for expected future increases in earnings, amounting to R81 million (2004: R67 million).

	2005 Rm	2004 Rm
Cost recognised	5,4	6,9
Current service cost	4,5	3,6
Interest cost	7,4	6,7
Expected return on plan assets	(9,0)	(8,6)
Asset utilised	2,5	5,2

As the Group has not conducted the surplus apportionment process as required by the Pensions Fund Amendment Act, 2001, ownership of the surplus, if any, cannot be determined. As a result, the surplus in the fund has not been recognised as an asset.

Any deficit as determined by the actuaries is funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

24. Maravedi Group

In May 2005 a new financial services group, Maravedi, was formed with the participation of Absa Bank and Thebe Investment Corporation. The JD Group's interest in Maravedi is 45%. Maravedi will provide the mass market with improved access to financial products. This venture is still in the test phase with a roll out now having been expanded to 53 outlets.

The information presented below is unaudited and extracted from management information for the five month period ended 30 September 2005.

	2005 Rm
Abridged income statement	
Net interest income	0,1
Non-interest income	27,6
Operating expenditure	(28,4)
Taxation	(0,2)
Net loss for the period	(0,9)
JD share of net loss (45%)	(0,4)
Abridged balance sheet	
Assets	
Non-current assets	
Deferred tax	0,1
Current assets	
Advances	33,1
Cash at bank and on call	19,5
Total assets	52,7
Equity and liabilities	
Equity and reserves	
Share capital	0,1
Accumulated loss	(0,9)
Shareholders' loans – interest free	16,0
Current liabilities	
Accounts payable	35,9
Taxation	0,2
Bank overdraft	1,4
Total equity and liabilities	52,7

The Group, together with Absa Bank and Thebe Investment Corporation, has stood surety for Maravedi's debts. The Group's maximum exposure in terms of the surety document is R45 million.

	2005 Rm	2004 Rm
25. Related parties		
Sustein Management (Pty) Ltd		
All dealings with Sustein Management have been dealt with elsewhere in this report and the directors' remuneration included on pages 70 to 77.		
Non-consolidated subsidiaries		
The Group's dealings with its non-consolidated subsidiaries comprise:		
Loans		
Finserve Mauritius Limited	48	49
Prosure Insurance Limited	(26)	(25)
Supreme Furnishers (Zambia) Limited	4	4
Supreme Furnishers (Namibia) (Pty) Ltd	130	128
	156	156
Interest received		
Finserve Mauritius Limited	(4)	(6)
Supreme Furnishers (Namibia) (Pty) Ltd	–	(10)

Interest of directors in contracts

Mr ID Sussman holds a directorship in the following related party:

- Homestyle Group plc, incorporated in the UK (effective 26 September 2005), a subsidiary of Steinhoff International Holdings Limited.

Dr D Konar holds directorships in the following related parties:

- Steinhoff International Holdings Limited, which has concluded transactions of approximately R758 million with the Group, and to whom the Group owes an amount of R93,5 million at year end.
- Old Mutual Limited who own approximately 13% of the issued share capital of the Group.

Mr MJ Shaw holds directorships in the following related parties:

- Reunert Limited (Panasonic division) which has concluded transactions of approximately R93,9 million with the Group, and to whom the Group owes an amount of R22,1 million at year end.
- Standard Bank Group Limited, one of the bankers to the Group.

All the Group's corporate legal matters are performed by a company in which Mr IS Levy has a controlling interest. Billed legal services amounting to R2,4 million at year end have been provided to the Group by this company.

26. Subsequent events

No significant events, except for the Connection Group acquisition referred to in the Executive chairman's report on page 16, have occurred in the period between the year end and the date of approval of these annual financial statements.

The net cash consideration in respect of the Connection Group acquisition is estimated at R420 million and is included in capital expenditure authorised but not yet contracted.

27. Contingent liabilities

Certain Group companies are involved in disputes where the outcome is uncertain. The directors are confident that the Group will be able to defend these actions, that the potential of outflow on settlement is remote, and if not, that the potential impact of the Group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse affect on the Group.

		South Africa	Neighbouring countries	Europe	**Total**
2005					
Revenue	Rm	9,333	352	248	**9 933**
Operating income	Rm	1 789	(16)	(13)	**1 760**
Depreciation	Rm	86	2	3	**91**
Total assets	Rm	8 090	263	62	**8 415**
Total current liabilities	Rm	1 953	123	57	**2 133**
Capital expenditure	Rm	131	2	5	**138**
Operating margin	%	19,2	(4,6)	(5,2)	**17,7**
Total sale of merchandise	Rm	6 263	253	247	**6 763**
Share of Group sale of merchandise	%	92,6	3,7	3,7	**100,0**
Credit sales	Rm	3 358	100		**3 458**
Percentage of total	%	53,6	39,5		**51,1**
Cash sales	Rm	2 905	153	247	**3 305**
Percentage of total	%	46,4	60,5	100,0	**48,9**
Number of stores		895	27	41	**963**
Revenue per store	R000	10 428	13 037	6 049	**10 315**
Number of employees		15 343	639	477	**16 459**
Revenue per employee	R000	608	551	520	**603**
Instalment sale receivables – gross	Rm	6 770	194		**6 964**
2004 – restated					
Revenue	Rm	8 231	519	306	9 056
Operating income	Rm	1 403	(51)	(96)	1 256
Depreciation	Rm	81	7	6	94
Total assets	Rm	7 292	373	74	7 739
Total current liabilities	Rm	2 129	64	58	2 251
Capital expenditure	Rm	126	2	5	133
Operating margin	%	17,0	(9,8)	(31,4)	13,9
Total sale of merchandise	Rm	5 482	350	299	6 131
Share of Group sale of merchandise	%	89,4	5,7	4,9	100,0
Credit sales	Rm	2 922	167		3 089
Percentage of total	%	53,3	47,8		50,4
Cash sales	Rm	2 560	183	299	3 042
Percentage of total	%	46,7	42,2	100,0	49,6
Number of stores		879	37	36	952
Revenue per store	R000	9 364	14 027	8 500	9 513
Number of employees		14 771	948	448	16 167
Revenue per employee	R000	557	547	683	560
Instalment sale receivables – gross	Rm	6 063	331		6 394

		Russells		Joshua Doore		Bradlows	
		2005	2004	**2005**	2004	**2005**	2004
Revenue	Rm	**2 179**	1 877	**1 481**	1 353	**806**	702
Operating income	Rm	**560**	469	**322**	274	**145**	123
Depreciation	Rm	**2**	2	**1**	2	**1**	1
Total assets	Rm	**1 542**	1 379	**1 100**	977	**583**	517
Total current liabilities	Rm	**308**	257	**243**	198	**128**	116
Capital expenditure	Rm	**2**	2	**2**	2	**1**	1
Operating margin	%	**25,7**	25,0	**21,7**	20,3	**18,0**	17,5
Total sale of merchandise	Rm	**1 307**	1 099	**870**	788	**538**	454
Share of Group sale of merchandise	%	**19,3**	17,9	**12,9**	12,9	**8,0**	7,4
Credit sales	Rm	**968**	841	**643**	576	**391**	342
Percentage of total sales	%	**74,1**	76,5	**73,9**	73,1	**72,7**	75,3
Cash sales	Rm	**339**	258	**227**	212	**147**	112
Percentage of total sales	%	**25,9**	23,5	**26,1**	26,9	**27,3**	24,7
Deposit rate on credit sales	%	**13,8**	14,2	**15,6**	17,2	**19,1**	18,8
Number of stores		**199**	199	**147**	146	**87**	84
Revenue per store	R000	**10 950**	9 432	**10 075**	9 267	**9 264**	8 357
Retail square meterage		**140 811**	141 860	**114 065**	115 712	**64 965**	63 131
Revenue per square metre	Rand	**15 475**	13 231	**12 984**	11 693	**12 407**	11 120
Number of employees		**3 207**	3 109	**2 518**	2 471	**1 500**	1 399
Revenue per employee	R000	**679**	604	**588**	548	**537**	502
Instalment sale receivables – gross	Rm	**1 933**	1 730	**1 321**	1 176	**633**	570
Bad debts written off	Rm	**118**	113	**76**	79	**22**	23
Bad debts written off as a percentage of gross receivables	%	**6,1**	6,5	**5,7**	6,7	**3,5**	4,0
Receivables' arrears	Rm	**169**	227	**93**	116	**44**	51
Receivables' arrears as a percentage of gross receivables	%	**8,7**	13,1	**7,0**	9,9	**7,0**	8,9
Collection rate	%	**7,4**	7,0	**7,4**	7,1	**8,3**	8,0
Average length of the book	Months	**13,5**	14,3	**13,5**	14,1	**12,0**	12,5

 # The trading results of 19 stores that were closed in the BLNS countries are included up until the date of closure but the number of stores, number of employees and retail square meterage are not shown at the year end. Accordingly, the calculations for revenue per store, per employee and per square metre are overstated.

Price 'n Pride		Electric Express		Morkels		Barnetts		Other		Credit chains Sub-total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004[#]	**2005**	2004
913	788	**460**	415	**1 006**	926	**766**	655	**127**	236	**7 738**	6 952
180	153	**82**	74	**214**	184	**218**	136	**(6)**	(19)	**1 715**	1 394
1	1	**–**	–	**2**	2	**1**	1	**1**	6	**9**	15
754	699	**302**	281	**706**	675	**627**	547	**149**	241	**5 763**	5 316
108	87	**66**	63	**157**	130	**103**	89	**9**	25	**1 122**	965
2	1	**1**	1	**2**	2	**2**	1	**2**	1	**14**	11
19,7	19,4	**17,8**	17,8	**21,3**	19,9	**28,5**	20,8	**(4,7)**	(8,1)	**22,2**	20,1
474	405	**277**	248	**637**	559	**397**	346	**69**	135	**4 569**	4 034
7,0	6,6	**4,1**	4,1	**9,4**	9,1	**5,9**	5,6	**1,0**	2,2	**67,6**	65,8
431	372	**182**	164	**438**	400	**353**	299	**52**	95	**3 458**	3 089
90,9	91,9	**65,7**	66,1	**68,8**	71,6	**88,9**	86,4	**75,4**	70,4	**75,7**	76,6
43	33	**95**	84	**199**	159	**44**	47	**17**	40	**1 111**	945
9,1	8,1	**34,3**	33,9	**31,2**	28,4	**11,1**	13,6	**24,6**	29,6	**24,3**	23,4
12,8	13,8	**19,4**	18,1	**12,6**	13,1	**12,8**	12,6	**19,3**	26,2	**14,7**	15,7
119	118	**116**	114	**112**	113	**105**	100	**18**	25	**903**	899
7 672	6 678	**3 966**	3 640	**8 982**	8 195	**7 295**	6 550	**7 056**	9 440	**8 569**	7 733
73 108	71 472	**16 491**	16 554	**84 830**	82 602	**58 732**	55 706	**12 967**	17 427	**585 969**	564 464
12 488	11 025	**27 894**	25 069	**11 859**	11 210	**13 042**	11 758	**9 794**	13 542	**13 672**	12 316
1 947	1 947	**753**	736	**1 765**	1 716	**1 714**	1 725	**411**	706	**13 815**	13 809
469	405	**611**	564	**570**	540	**447**	380	**309**	334	**560**	503
991	905	**376**	343	**803**	771	**788**	674	**116**	223	**6 961**	6 392
95	98	**20**	13	**41**	48	**49**	47	**24**	33	**445**	454
9,6	10,8	**5,3**	3,8	**5,1**	6,2	**6,2**	7,0	**20,7**	14,8	**6,4**	7,1
117	149	**20**	20	**57**	84	**66**	83	**34**	68	**600**	798
11,8	16,5	**5,3**	5,8	**7,1**	10,9	**8,4**	12,3	**29,3**	30,5	**8,6**	12,5
6,3	5,9	**7,4**	7,4	**8,4**	7,7	**6,7**	6,8	**8,0**	6,8	**7,4**	7,0
15,9	16,9	**13,5**	13,5	**11,9**	13,0	**14,9**	14,7	**12,5**	14,7	**13,5**	14,3

		Hi-Fi Corporation		Abra		BoConcept	
		2005	2004	**2005**	2004	**2005**	2004
Revenue		**1 947**	1 798	**248**	210		96
Operating income	Rm	**237**	271	**(13)**	(17)		(77)
Depreciation	Rm	**4**	3	**3**	2		4
Total assets	Rm	**263**	201	**62**	62		
Total current liabilities	Rm	**137**	158	**57**	46		
Capital expenditure	Rm	**9**	6	**1**	4		1
Operating margin	%	**12,2**	15,1	**(5,2)**	(8,1)		(80,2)
Total sale of merchandise	Rm	**1 947**	1 798	**247**	206		93
Share of Group sale of merchandise	%	**28,8**	29,3	**3,6**	3,4		1,5
Credit sales	Rm						
Percentage of total sales	%						
Cash sales	Rm	**1 947**	1 798	**247**	206		93
Percentage of total sales	%	**100,0**	100,0	**100,0**	100,0		100,0
Deposit rate on credit sales	%						
Number of stores		**19**	17	**41**	36		
Revenue per store	R000	**102 474**	105 765	**6 049**	5 833		
Retail square meterage		**33 552**	28 606	**33 560**	31 405		
Revenue per square metre	Rand	**58 029**	62 854	**7 390**	6 687		
Number of employees		**1 638**	1 438	**477**	448		
Revenue per employee	R000	**1 189**	1 250	**520**	469		
Instalment sale receivables – gross	Rm	**3**	2				
Bad debts written off	Rm						3
Bad debts written off as a percentage of gross receivables	%						
Receivables' arrears	Rm						
Receivables' arrears as a percentage of gross receivables	%						
Collection rate	%						
Average length of the book	Months						

** Restated*

Corporate		Group	
2005	2004*	**2005**	2004*
		9 933	9 056
(179)	(315)	**1 760**	1 256
75	70	**91**	94
2 327	2 160	**8 415**	7 739
817	1 082	**2 133**	2 251
114	111	**138**	133
		17,7	13,9
		6 763	6 131
		100,0	100,0
		3 458	3 089
		51,1	50,4
		3 305	3 042
		48,9	49,6
		14,7	15,7
		963	952
		10 315	9 513
		633 081	624 475
		15 690	14 502
529	472	**16 459**	16 167
		603	560
		6 964	6 394
	208	**445**	665
		6,4	10,4
		600	798
		8,6	12,5
		7,4	7,0
		13,5	14,3

The JD Group Employee Share Incentive Scheme	2005	2004
	Number of shares	
Shares available		
At beginning of year	11 777 368	7 670 028
Additional shares made available to the directors in terms of the scheme	6 152 032	7 123 590
Options granted	(1 252 000)	(3 115 000)
Options forfeited	328 100	98 750
At end of year	17 005 500	11 777 368
Shares options granted		
At beginning of year	14 022 632	14 266 800
Options granted	1 252 000	3 115 000
Options forfeited	(328 100)	(98 750)
Options exercised	(5 627 032)	(3 260 418)
At end of year	9 319 500	14 022 632
Number of participants	142	170
Shares available for utilisation		
At beginning of year	2 292 087	158 894
At acquisition adjustment (acquired from the Profurn share trust)	–	223 611
Acquired from Protea Furnishers S.A. (Pty) Ltd	421 941	–
Shares acquired from The JD Group Limited Share Incentive Trust	353	–
Issued to the trust	3 500 000	5 170 000
Options exercised	(5 627 032)	(3 260 418)
At end of year	587 349	2 292 087
	Rm	Rm
Amount owing by employees to the Trust	–	–
Loan by the Company to the Trust	27	60
Fair value of shares	43	104

The JD Group Limited Share Incentive Trust	2005	2004
	Number of shares	
Shares available for utilisation		
At beginning of year	574 309	638 309
Issued	353	353
Held under options granted	573 956	637 956
Options exercised	(573 956)	(64 000)
Shares sold to the The JD Group Employee Share Incentive Scheme	(353)	–
At end of year	–	574 309
Issued	–	353
Held under options granted	–	573 956
Number of participants	–	8
	Rm	Rm
Amount owing by employees to the Trust	–	–
Loan by the Trust to the Company (2004: Company to the Trust)	(14)	6
Fair value of shares	–	26

Salient features of The JD Group Employee Share Incentive Scheme trust deed

1. **Purpose**
The JD Group Employee Share Incentive Scheme which was approved by the directors on 29 March 1996, amended by special resolution on 31 January 2001 and amended again on 11 August 2003, is intended as an incentive to current and future employees (including executive and non-executive directors) of JD Group to render services to the Company by giving them the opportunity to acquire ordinary shares thereby enabling them to share in the wealth of the Company.

2. **Option price**
The price payable by a participant upon the exercise of share options in terms of this scheme, shall be an amount equal to 90% of the closing price at which shares of the Company are traded at the close of business on the JSE on the trading day immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Each share option shall confer the right on the holder thereof to subscribe for or purchase one share at the option price.

3. **Exercise of share options**
Share options may not be exercised until after a period, calculated from the date of acceptance of the offer as follows:

3.1 more than two years shall have elapsed, in which event not more than 25%;
3.2 more than three years shall have elapsed, in which event not more than 50% cumulatively;
3.3 more than four years shall have elapsed, in which event not more than 75% cumulatively; and
3.4 more than five years shall have elapsed, in which event all of the relevant share options may be exercised, but within seven years, provided that the board may, subject to the lapsing of a share option, permit exercise dates contemplated above to be anticipated or postponed to such other date(s) and to the extent determined by the board.

4. **Share options granted**

Date of grant	Price (cents)	Number of shares at 31 August 2005
20 August 1997	2 763	3 000
2 September 1998	1 403	2 600
4 October 1999	2 907	27 000
25 May 2000	2 984	537 500
22 November 2000	2 848	418 800
2 May 2001	2 720	350 000
30 July 2001	2 962	50 000
30 May 2002	1 428	969 100
20 February 2003	1 619	1 485 000
25 July 2003	2 342	135 000
10 September 2003	2 803	1 082 500
25 February 2004	3 690	695 000
19 May 2004	3 510	2 320 000
24 May 2005	5 625	400 000
7 June 2005	5 400	844 000
		9 319 500

5. **The JD Group Limited Share Incentive Trust ("Jodtrust")**
JD Group currently has two share incentive trusts in operation, namely the scheme referred to in paragraphs 1 to 4 above and Jodtrust.

Since the remaining 573 956 shares granted to participants at a price of 3 418 cents on 4 October 1999 were exercised during the year, and the 353 shares held in reserve were transferred to The JD Group Employee Share Incentive Scheme, Jodtrust will be wound up.

No further shares will be made available to Jodtrust. The JD Group Employee Share Incentive Scheme has effectively replaced Jodtrust and accordingly salient features of the latter have not been disclosed.

6. Dividends and voting rights

Dividends in respect of shares held in terms of the credit sale scheme are payable to the trust and are credited to the participant's loan account until such time as the shares have been paid for in full by the participant, whereafter the dividends accrue and are paid to the participant.

Voting rights in respect of shares held in terms of the credit sale scheme vest with the trustees, until such time as the shares have been paid for in full by the participant.

7. Principal terms of loans

7.1 Loans between the Company and the Trust:
Loans bear interest at rates agreed to between the trustees and the Company from time to time.

7.2 Loans between the Trust and participants:
Loans bear interest at rates determined by the trustees from time to time.

The Company operates as an investment holding company only. All trading and banking is conducted though its wholly owned subsidiaries. Consequently, no cash flow statement is presented. The statement of changes in equity has not been prepared as the movement is evident from the Company income statement and Group statement of changes in equity.

	Note	2005 Rm	2004 Rm
Income statement			
Dividend received from JDG Trading (Pty) Ltd		**791**	524
Interest received		**1**	1
Revaluation of investment	1	**216**	149
Net income before taxation		**1 008**	674
Taxation – secondary taxation on companies (normal and deferred)		**71**	29
Net profit after taxation		**937**	645
Retained income brought forward		**479**	249
		1 416	894
Distribution to shareholders		**619**	415
Retained income carried forward		**797**	479

	Notes	2005 Rm	2004 Rm
Balance sheet			
Assets			
Investment in JDG Trading (Pty) Ltd			
– shares at cost		**55**	55
– forward subscription of shares	1	**934**	819
Loan to JDG Trading (Pty) Ltd	2	**1 235**	1 242
Interest in subsidiary company – JDG Trading (Pty) Ltd		**2 224**	2 116
Investment – unlisted	3	**886**	446
Deferred taxation – STC credit		**–**	14
Share incentive trusts		**13**	66
Bank balances		**2**	36
		3 125	2 678
Equity and liabilities			
Share capital and premium		**1 995**	1 903
Retained income		**797**	479
Shareholders for dividend		**293**	258
		3 085	2 640
Other net liabilities		**40**	38
		3 125	2 678

Notes

1. Investments with a guaranteed maturity valuation are written up over the life of the investment to the guaranteed value. This forward subscription will be settled by the issue of shares in JDG Trading (Pty) Ltd to the value of R1 036 million on 29 June 2006.
2. The loan to JDG Trading (Pty) Ltd is interest free with no fixed date of repayment.
3. The directors' valuation represents the fair value as stated.

JD GROUP

	Notes	Country of incorporation	Percentage interest held 2005 %	2004 %
Direct subsidiary				
JDG Trading (Pty) Ltd*		South Africa	100	100
Indirect subsidiaries				
Courts Megastore (Pty) Ltd*		South Africa	100	100
JD Group Asset Financing (Pty) Ltd†		South Africa	100	100
JD Group International (Pty) Ltd‡		South Africa	100	100
Profurn Limited‡		South Africa	100	100
Protea Furnishers S.A. (Pty) Ltd*		South Africa	100	100
Supreme Furnishers (Pty) Ltd‡		South Africa	100	100
JD Group Europe B.V.ø		The Netherlands	100	100
Abra SA*		Poland	100	100
Cookshore One Limited	4	United Kingdom		100
Cookshore Two Limited	4	United Kingdom		100
Cookshore Three Limited	4	United Kingdom		100
Aazad Electrical Construction (Pty) Ltd*		Botswana	100	100
Barnetts (Botswana) (Pty) Ltd*		Botswana	100	100
Hi Fi & Electric Warehouse (Pty) Ltd*		Botswana	100	100
JD Group (Botswana) (Pty) Ltd*		Botswana	100	100
JD Group (Lesotho) (Pty) Ltd*		Lesotho	100	100
Supreme Furnishers (Lesotho) (Pty) Ltd*		Lesotho	100	100
Profurn (Moçambique) Limitada*		Mozambique	100	100
JD Group (Namibia) (Pty) Ltd*		Namibia	100	100
Protea Furnishers (Namibia) (Pty) Ltd*		Namibia	100	100
Barnetts (Swaziland) (Pty) Ltd*		Swaziland	100	100
JD Group (Swaziland) (Pty) Ltd*		Swaziland	100	100
Non-consolidated subsidiaries				
Finserve Mauritius Limited	5	Mauritius	100	100
Prosure Insurance Limited	5	Mauritius	100	100
Supreme Furnishers (Namibia) (Pty) Ltd	6	Namibia	100	100
Secureco Three (Pty) Ltd	6	Namibia	100	100

Notes

1. All the above are unlisted companies.
2. Activities of subsidiaries
   * Retailers of household furniture, appliances and home entertainment products
   † Asset financing company
   ‡ Investment holding company
   ø European investment holding company
3. A list of dormant and name protection companies is available for inspection by members at the registered office of the Company.
4. Company being liquidated/deregistered
5. The winding up and deregistration of these non-trading companies has been delayed until resolution of outstanding taxation matters.
6. The process of closure and deregistration is taking longer than originally anticipated.

Issued share capital		Direct interest of holding company			
		Shares		Indebtedness	
2005	2004	**2005**	2004	**2005**	2004
Currency*	Currency*	**Rm**	Rm	**Rm**	Rm
600 000	600 000	**55**	55	**1 235**	1 242
1 000	1 000				
200	200				
11	11				
1 828 065 436Δ	1 828 065 436Δ				
30 000	30 000				
224	224				
18 151	18 151				
43 061 850	43 061 850				
	7 339 954				
	2				
	250 000				
100	100				
10	10				
100	100				
100	100				
100	100				
1 000	1 000				
842 500 000	842 500 000				
100	100				
1	1				
200	200				
2	2				
1	1				
100 000	100 000				
1	1				
1 000	1 000				

* *Reflected in local currency (Mauritius in US dollars)*

Δ *Stated capital*

JD GROUP

	Number of shareholders	% of total	Number of shares	% of total
Geographic location of shareholders				
South Africa	6 414	96	114 434 799	65
United States of America	62	1	26 186 579	15
United Kingdom	51	1	25 883 924	14
Namibia	67	1	3 087 210	2
Luxembourg	15	–	1 962 564	1
France	5	–	1 118 560	1
Netherlands	2	–	1 061 305	1
Other	48	1	1 765 059	1
	6 664	100	175 500 000	100
Size of holding				
1 – 1 000	4 596	69	1 668 823	1
1 001 – 10 000	1 408	21	4 253 917	2
10 001 – 100 000	468	7	17 082 615	10
100 001 – 1 000 000	161	3	50 385 331	29
Over 1 000 000	31	–	102 109 314	58
	6 664	100	175 500 000	100
Category of shareholders				
Pension funds	343	5	55 573 819	32
Banks	140	2	51 755 349	30
Mutual funds	220	3	27 029 822	15
Insurance companies	55	1	16 058 556	9
Investment companies	49	1	14 183 211	8
Individuals	4 322	65	3 720 202	2
Other managed funds	1 111	17	3 495 608	2
Other companies anc corporate bodies	423	6	3 096 084	2
Share incentive scheme	1	–	587 349	–
	6 664	100	175 500 000	100
Non-public shareholders				
(included above)				
Directors	6	–	420 856	–
Pension fund	1	–	7 200	–
Share incentive scheme	1	–	587 349	–
	8	–	1 015 405	1
Registration				
Materialised	393	6	112 692	–
Dematerialised	6 271	94	175 387 308	100
	6 664	100	175 500 000	100

		% held
To the best of the Company's knowledge:		
Beneficial shareholders holding of 3% or more		
Public Investment Corporation	27 990 206	16
Old Mutual Group	22 478 874	13
Liberty Group	6 908 787	4
	57 377 867	33
Fund managers holding of 5% or more		
Old Mutual Asset Managers	33 541 362	19
Stanlib Asset Management	19 874 575	11
Investec Asset Management	14 621 493	9
RMB Asset Management	12 553 445	7
	80 590 875	46

Notice is hereby given that the annual general meeting of the shareholders will be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, on Wednesday, 8 February 2006 at 08:00 to conduct the following business:

1. **Ordinary resolution number 1: The adoption of the annual financial statements**
   To receive and adopt the annual financial statements of the Group and the Company for the financial year ended 31 August 2005, including the directors' report and the report of the independent auditors therein.

2. **Ordinary resolution number 2: The re-election of directors**
   To elect the following directors:
   2.1 JL Bezuidenhout
   2.2 HC Strauss
   2.3 G Völkel
   who, in terms of the Company's articles of association, retire by rotation at the annual general meeting, but, being eligible, offer themselves for re-election.

   Such re-elections are to be voted on individually unless a resolution is agreed to by the meeting (without any vote against it) that a single resolution be used.

   An abbreviated curriculum vitae in respect of each director offering themselves for re-election is set out on page 10 of this annual report.

3. **Ordinary resolution number 3: The renewal of the authority that all the unissued shares be placed under the control of the directors**
   To renew the authority that all the unissued shares in the capital of the Company be placed under the control of the directors at their discretion until the next annual general meeting of the Company in respect of a maximum of ten million shares (equivalent to 6% of the Company's current issued share capital) as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), subject to the provisions of the Act and the Listings Requirements of the JSE Limited.

4. **Ordinary resolution number 4: The re-appointment of the auditors**
   To re-appoint Deloitte & Touche as independent auditors of the Company for the ensuing period terminating on the conclusion of the next annual general meeting of the Company and to authorise the directors to fix the auditors' remuneration for the past year.

5. **Special resolution: The authority to repurchase shares**
   That the Company (or one of its wholly owned subsidiaries) may, subject to the Companies Act (Act 61 of 1973), as amended, and the Listings Requirements of the JSE Limited ("JSE"), acquire shares issued by itself or shares in its holding Company, as and when deemed appropriate, subject to the following limitations:
   5.1 that the repurchase of shares be effected through the order book operated by the JSE trading system and be done without any prior understanding or arrangement between the Company and the counterparty;
   5.2 that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
   5.3 that an announcement be made giving such details as may be required in terms of the Listings Requirements of the JSE when the Company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter;
   5.4 at any one time, the Company may only appoint one agent to effect any repurchase;
   5.5 the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;
   5.6 the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the Company's issued share capital at the time this authority is given; and
   5.7 the repurchase of shares may not be made at a price greater than 10% above the weighted average traded price of the market value of the shares as determined over the five business days immediately preceding the date on which the transaction was effected.

   The reason for this special resolution is, and the effect thereof will be to grant, in terms of the provisions of the Act and the Listings Requirements of the JSE, and subject to the terms and conditions embodied in the said special resolution, a general authority to the directors to approve the acquisition by the Company of its own shares, or by a subsidiary of the Company of the Company's shares.

   At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

Disclosures required in terms of the Listings Requirements of the JSE Limited ("JSE")
In terms of the Listings Requirements of the JSE, the following disclosures are required with reference to the repurchase of the Company's shares as set out in the special resolution above:

Working capital statement
The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and the maximum general payments to shareholders, for a period of 12 months after the date of this notice of annual general meeting:

- the Company and the Group will be able, in the ordinary course of business, to pay its debts;
- the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group, recognised and measured in accordance with the accounting policies used in the latest annual financial statements;
- the share capital and reserves of the Company and the Group will be adequate for ordinary business purposes; and
- the working capital resources of the Company and the Group will be adequate for ordinary business purposes.

Litigation statement
Other than disclosed or accounted for in this annual report, the directors of the Company, whose names are given on pages 10 and 12 of this annual report, are not aware of any legal or arbitration proceedings, pending or threatened against the Group, which may have or have had, in the 12 months preceding the date of this notice of annual general meeting, a material effect on the Group's financial position.

Directors' responsibility statement
The directors, whose names are given on pages 10 and 12 of this annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material changes
Other than the facts and developments reported on in this annual report, there have been no material changes in the affairs, financial or trading position of the Group since the signature date of this annual report and the posting date thereof.

The following further disclosures required in terms of the Listings Requirements of the JSE are set out in accordance with the reference pages in the annual report of which this notice forms part:

Directors and management (refer to pages 10 to 12)
Major shareholders of the Company (refer to page 118)
Directors' interests in the Company's shares (refer to pages 69 and 76) Share capital (refer to page 100).

Voting and attendance

Certificated shareholders
Shareholders wishing to attend the annual general meeting have to ensure beforehand with the transfer secretaries of the Company that their shares are in fact registered in their name. Should this not be the case and the shares are registered in another name, or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their capacity.

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak, and on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

For the convenience of registered shareholders of the Company, a form of proxy is enclosed herewith, containing detailed instructions in this regard.

Uncertificated shareholders
Beneficial owners of dematerialised shares who wish to attend the annual general meeting have to request their Central Securities Depository Participant ("CSDP") or broker to provide them with a letter of representation, or they must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

Proxies
The instrument appointing a proxy and the authority (if any) under which it is signed must reach the transfer secretaries of the Company at the address on the proxy form, by no later than 08:00 on Monday, 6 February 2006.

On a poll, ordinary shareholders will have one vote in respect of each share held.

By order of the board

MI JAYE CA(SA)
Company secretary

3 November 2005

JD Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
JSE code: JDG
ISIN: ZAE000030771
("the Company")

JD GROUP

JD Group Limited
(Incorporated in the Republic of South Africa)
Registration Number: 1981/009108/06
JSE code: JDG
ISIN code: ZAE000030771

Executive directors
ID Sussman BCom (executive chairman)
HC Strauss (chief executive officer)
JL Bezuidenhout BCom LLB
JHC Kok
G Völkel BAcc CA(SA)

Independent non-executive directors
ME King SC BA LLB (cum laude) HDip Tax Law
Dr D Konar BCom HDip Acc MAS Cert Tax Law DCom CA(SA)
M Lock BCom CA(SA)
MJ Shaw CA(SA)

Non-executive director
IS Levy Dip Law

JDG Trading (Proprietary) Limited
Registration number: 1958/003362/07

Directors
ID Sussman BCom (executive chairman)
HC Strauss (chief executive officer)
AW Beeforth BCom CA(SA)
JL Bezuidenhout BCom LLB
F Ginsberg
VG Horn
JHC Kok
A Neven
MJ Richards* CA(SA) ACA
G Völkel BAcc CA(SA)

Secretary and registered office
MI Jaye CA(SA)
11th Floor, JD House
27 Stiemens Street
Braamfontein, 2001
PO Box 4208, Johannesburg, 2000
Telephone +27 11 408 0408
Facsimile +27 11 408 0604
E-mail info@jdg.co.za
Internet website http://www.jdg.co.za

Audit committee
ME King (chairman)
Dr D Konar
MJ Shaw

Nominations committee
IS Levy (chairman)
ME King
Dr D Konar

Remuneration committee
IS Levy (chairman)
ME King
Dr D Konar
MJ Shaw
ID Sussman

Risk management committee
Dr D Konar (chairman)
IR Child
JHC Kok
LM Mentor
PJ Pienaar
MJ Richards *
MJ Shaw
HC Strauss
ID Thompson
G Völkel

Independent auditors
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

Bankers
Absa Bank Limited
Nedbank, a division of Nedbank Limited
Standard Corporate and Merchant Bank, a division of The Standard Bank of South Africa Limited
FNB Corporate, a division of FirstRand Bank Limited

Attorneys
Feinsteins
(Levy, Feinsteins & Associates Incorporated)

Sponsor
PSG Capital Limited
Building No 8
Woodmead Estate, 1 Woodmead Drive
Woodmead, Sandton, 2157
Tel: +27 11 797 8400
Fax +27 11 797 8435

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
Telephone +27 11 370 5000
Facsimile +27 11 370 5663

ADR depository
File number 82-4401
The Bank of New York Company, Inc
One Wall Street, New York
NY 10286
United States of America
Telephone +1 212 495 1284

** British*

Shareholders' diary

Financial year end	31 August
Interim report for half year	Published April
Announcement of annual results	Published November
Annual financial statements	Published November
Annual general meeting	8 February 2006
Interim dividend declaration	Declared April
Final dividend declaration	Declared November

JD GROUP

JD Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
JSE code: JDG
ISIN code: ZAE000030771
("the Company")

For use by JD Group Limited shareholders holding share certificates and shareholders who have dematerialised their share certificates and have elected "own name" registration through a Central Securities Depository Participant ("CSDP") or broker, at the annual general meeting of the Company to be held at 08:00 on Wednesday, 8 February 2006.

If you are a shareholder entitled to attend and vote at the abovementioned annual general meeting you can appoint a proxy to attend, vote and speak in your stead. A proxy need not be a shareholder of the Company.

If you are a shareholder and have dematerialised your share certificates through a CSDP or broker, and have not selected own name registration in the sub-register maintained by a CSDP, you must not complete this form of proxy but must instruct your CSDP or broker to issue you with the necessary authority to attend the annual general meeting, or if you do not wish to attend, you may provide your CSDP or broker with your voting instructions in terms of the custody agreement entered into with your CSDP or broker.

I/We (Name in block letters)

of (Address in block letters)

being a shareholder(s) and the holder(s) of ordinary shares of 5 cents each and entitled to vote hereby appoint

1. or failing him/her

2. or failing him/her

the Chairman of the annual general meeting,

as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting to be held at 08:00 on Wednesday, 8 February 2006, in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg, and at any adjournment thereof follows:

	Number of JD Group shares		
	In favour	**Against**	**Abstain**
Ordinary resolution number 1 Adoption of the annual financial statements			
Ordinary resolution number 2 Re-election of directors			
Number 2.1 JL Bezuidenhout			
Number 2.2 HC Strauss			
Number 2.3 G Völkel			
Ordinary resolution number 3 Authority to place unissued shares under the control of the directors			
Ordinary resolution number 4 Re-appointment of auditors			
Special resolution Authority to repurchase shares			

Signed at on 2005/2006

Member

Please read the instructions on the reverse side of this form of proxy.

Form of proxy – instructions

1. On a poll a shareholder is entitled to one vote for each share held.

2. Forms of proxy must be lodged at, posted to or faxed to Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107, Fax: +27 11 688 5238), to reach the Company at least 48 hours before the meeting.

3. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting the words "the chairman of the annual general meeting". Any such deletion must be individually initialled by the shareholder, failing which they will not have been validly effected. The person present at the annual general meeting whose name appears first on the form of proxy and has not been deleted shall be entitled to act as proxy to the exclusion of the persons whose names follow.

4. Any alterations or corrections to this form of proxy have to be initialled by the relevant signatory(ies).

5. Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder (s) of the Company) to attend, speak and vote (either on a poll or by show of hands) in place of that shareholder at the annual general meeting.

6. Voting instructions for each of the resolutions must be completed by filling the number of votes (one per ordinary share) under the "In favour", "Against" or "Abstain" headings on the form of proxy. If no instructions are filled in on the form of proxy, the chairman of the annual general meeting, if the chairman is the authorised proxy, or any other proxy shall be authorised to vote in favour of, against or abstain from voting as he/she deems fit.

7. A shareholder or his/her proxy is entitled but not obliged to vote in respect of all the ordinary shares held by the shareholder. The total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of shares held by the shareholder.

8. Documentary evidence establishing the authority of a person signing this form must be attached to this form of proxy unless previously recorded by the transfer secretaries of the Company or waived by the chairman of the annual general meeting.

9. This form of proxy is to be completed only by those shareholders who either still hold shares in a certificated form, or whose shares are recorded in their "own name" in electronic form in the sub-register.

10. Shareholders whose dematerialised shares are held in the name of a nominee and wish to attend the annual general meeting must contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary letter of authority to attend the annual general meeting. Alternatively, they have to instruct their CSDP or broker as to how they wish to vote. This has to be done in terms of the agreement between the shareholder and the CSDP or the broker.

11. Shareholders who wish to attend and vote at the meeting must ensure that their letters of authority from their CSDP or broker reach the transfer secretaries not later than 08:00 on Monday, 6 February 2006.

12. The completion and lodging of this form of proxy does not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed by the shareholder.

13. The chairman of the annual general meeting may accept or reject any form of proxy which is completed and/or received other than in accordance with these instructions, provided that he shall not accept a proxy unless he is satisfied as to the manner in which a shareholder wishes to vote.

Transfer secretaries' office
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)